TANZANIAN GOLD

CORPORATION

#202, 5626 Larch Street

Vancouver, British Columbia

Canada V6M 4E1

Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

August 3, 2020

Via Edgar

Mr. Karl Hiller, Branch Chief

Ms. Lily Dang

Ms. Jenifer Gallagher

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:Tanzanian Gold Corporation

SEC File No.:File No.: 001-32500

Form 20-F for the Fiscal Year ended August 31, 2019

Filed: December 2, 2019

Ladies and Gentlemen:

Tanzanian Gold Corporation (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated July 21, 2020. We have reproduced the text of the staff’s comments in italicized-bold-faced type and have provided our responses.

Form 20-F for the Fiscal Year ended August 31, 2019

Exhibit 15.1 - Consolidated Financial Statements

Note 21 - Gold Bullion Loans, page 46

1.We note that you recognized a loss on the embedded derivatives associated with your gold loans of $2.1 million for the nine month interim period ended May 31, 2020, of which $600,000 is ascribed to the latest quarter and the balance is ascribed to the preceding two interim quarters. However, you had previously determined that $1.3 million should have been recognized by August 31, 2019, during prior fiscal years, rather than in subsequent interim periods. Please comply with the accounting and disclosure requirements for error corrections in paragraphs 42 and 49 of IAS 8, and paragraph 16A(a) of IAS 34.

Your disclosures should identify the corrections applicable to each fiscal year and each subsequent interim period. Please also adhere to the reporting requirements in General Instruction B of Form 6-K,

2

for material information pertaining to your financial condition and results of operations, to discuss the changes that will be undertaken for prior reports to comply with IFRS. In addition to the revisions that you previously agreed to make in an amendment to your 2019 Form 20-F, you should adhere to the accounting and disclosure requirements for error corrections referenced above.

Please revisit your August 31, 2019 and subsequent evaluations of the effectiveness of disclosure controls and procedures and of internal controls over financial reporting to resolve conflicting conclusions about their effectiveness, as appear on pages 29 and 30 of your annual report and pages 34 and 35 of your most recent interim report.

In light of the staff’s comments, the Company proposes to amend its Form 20-F for the year ended August 31, 2019 and Form 6-K for the month of July as originally filed on July 16, 2020, of which proposed drafts are being supplied with this response letter.

The proposed amendment to Form 20-F amends certain items as set forth in the amendment in response to the Staff’s prior comments set forth in its letters of February 21 and March 11, 2020, and to amend and restate its consolidated financial statements for the years ended August 31, 2019, 2018 and 2017 to disclose the calculation of the value of derivative gold loans as further described in note 2.4 related thereto.

In addition, the Company proposes to file a Form 6-K/A as filed on July 16, 2020 to furnish its amended and restated unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 and related management discussion and analysis to be filed on Sedar with the Canadian Securities Administrators.  As set forth in note 2.4 to the amended and restated financial statements, the Company discloses the effect of the calculation of the value of derivative gold loans for the year ended August 31, 2019 and subsequent three month periods ended November 30, 2019, and February 29, and May 31, 2020. Because the Company is disclosing the effect of the valuation of the derivative gold loans since the year ended August 31, 2019 and subsequent quarters ended through May 31, 2020, in the amended and restated consolidate financial statements, the Company respectfully requests that it not be required to amend its quarterly financial statements ended November 30, 2019 and February 29, 2020.

Finally, the Company has reviewed and revised its August 31, 2019 and May 31, 2020 evaluations of the effectiveness of disclosure controls and procedures and of internal controls over financial reporting for consistency.

Please contact the undersigned at 647-308-5034 or marcoguidi@hotmail.com if additional information is required.

Yours respectfully,

Tanzanian Gold Corporation

/s/ Marco Guidi_________________

Marco Guidi, Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

(Amendment No. 1)

_________________________

❑REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  August 31, 2019

❑TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

❑SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN GOLD CORPORATION

(Formerly known as TANZANIAN ROYALTY EXPLORATION COMPANY)

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

#202, 5626 Larch Street,

Vancouver, British Columbia

Canada  V6M 4E1

(Address of Principal Executive Offices)

James Sinclair

Executive Chairman

Tanzanian Gold Corporation

#202, 5626 Larch Street,

Vancouver, British Columbia

Canada  V6M 4E1

Telephone:  844-364-1830

Fax: 860.799.0350

Email: j.sinclair@tangoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	NYSE American
(Title of Class)	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 150,391,558 (as of August 31, 2019).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 2.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or emerging growth company. See definition of “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐      Accelerated filer ☒      Non-accelerated filer ☐         Emerging Growth Company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

Explanatory Note

On December 2, 2020, Tanzanian Gold Corporation filed its Form 20-F for the year ended August 31, 2020 (“Original Filing”). Tanzanian Gold Corporation is filing this Amendment No. 1 to the Original Filing to replace Items 3, 4, 5, 8, 15 and 19 to such Form in response to certain comments raised by the staff of the Securities and Exchange Commission.  In addition, the Company is refiling its financial statements for the year ended August 31, 2019, attached hereto as Exhibit 15.1 and related management discussion and analysis attached hereto as Exbibit 15.2 as concurrently filed on Sedar with the Canadian Securities Administrators.  A change to the annual consolidated financial statements for the years ended August 31, 2019 and 2018 corrects the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  As a result of the restatement, the Company’s reported net loss was increased by $1,100,000 and $200,000 for the years ended August 31, 2019 and 2018 to a loss of $30,417,517 and $7,097,397 respectively.

Except for Items 3, 4, 5, 8, 15 and 19, this Amendment No. 1 does not amend or restate the Original Filing, nor does it modify or update those disclosures affected by subsequent events or discoveries.

i

Item 3.Key Information

A.Selected Financial Data

The audited financial statements for the Company’s fiscal years ended August 31, 2019, 2018, 2017, 2016 and 2015 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following selected financial data is based on financial statements prepared in accordance with IFRS and is presented for the five most recent financial years. Unless stated otherwise, reference to dollar amounts in this Annual Report shall mean Canadian dollars.

For each of the years in the five year periods ended August 31, the information in the tables was extracted from the more detailed audited financial statements of the Company.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Annual Report.

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years (in Canadian dollars, except number of shares):

	For the year ended August 31,
	2019	2018	2017	2016	2015
	Restated	Restated
Operations:

Revenues		-	-	-	-

Net loss	$(30,417,517)	$(7,097,397)	$(6,434,112)	$(12,781,902)	$(8,995,697)

Basic and diluted loss per share	(0.22)	(0.06)	(0.05)	(0.12)	(0.09)

	2019 Restated	2018 Restated	2017	2016	2015
Balance sheet:

Working Capital (deficiency)	(10,395,970)	(12,210,685)	(6,552,376)	(11,836,214)	(4,684,253)

Total Assets	38,118,925	53,235,140	51,353,088	49,885,545	53,108,859

Net Assets	18,363,791	34,126,005	36,254,043	35,156,483	46,072,190

Share Capital	142,251,909	127,003,132	125,174,377	122,380,723	120,532,634

Number of Shares	150,391,558	125,162,803	121,784,619	109,068,492	107,853,554

Deficit	$133,762,683	$103,463,959	$96,566,577	$90,600,819	$77,970,955

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

An investment in the Company’s common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in the Company’s common shares. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of common shares could decline and all or part of any investment may be lost.

The operations of the Company are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and, if warranted, development of mineral properties. The risks and uncertainties set out below are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Company’s common shares could decline and investors could lose part or all of their investment. The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks Relating to the Company

The Company has incurred net losses since its inception and expects losses to continue.

The Company has not been profitable since its inception. For the fiscal year ended August 31, 2019, the Company had a comprehensive loss of $30,417,517, and an accumulated deficit of $133,762,683. The Company has never generated revenues and does not expect to generate revenues until one of its properties are placed in production. There is a risk that none of the Company’s properties will be placed into production.

The Company needs additional capital.

As at August 31, 2019, the Company had cash of approximately $3,389,319 and working capital deficiency of approximately $10,395,970. The Company will continue to incur exploration and development costs to fund its plan of operations and will need to raise capital to build a mining plant at the Buckreef Project. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. Traditionally, the Company has relied on issuing equity securities and debt securities that may be converted into equity securities to raise capital. No assurance can be given that the Company can continue to raise capital in this manner. Further, the issuance of equity securities or debt securities that may be convertible into equity securities will have a dilutive effect.

Substantial doubt about the Company’s ability to continue as a going concern.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in fiscal 2019 in order to continue development and construction of the Buckreef Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of a mill at the Buckreef Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The Company has no cash flow from operations and has historically depended on the proceeds from equity financings for its operations.

The Company’s current operations do not generate any revenues or cash flow. Any work on the Company’s properties will require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders. The Company may not be able to obtain additional funding to allow the Company to fulfill its obligations on existing exploration properties. The Company’s failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the possible partial or total loss of the Company’s potential interest in certain properties or dilution of the Company’s interest in certain properties.

We are subject to litigation which could cause a dilutive effect to our shareholders and require us to incur legal expenses.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise

1,300,000 Series A Warrants, as described in Note 5, to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, our attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against us in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On August 21, 2019, we filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal.  On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court and that a bond of US$200,000 be posted.  We do not believe that the New York Supreme Court of the State of New York in the State Claim had the authority to require to post a bond in the amount US$200,000.  Accordingly, we have appealed the Supreme Court of the State of New York’s authority to require us to post a bond.  In the event that we are required to post the US$200,000 and we are unable to do so, Crede will have right to sell the 1,332,222 common shares and to exercise its rights under the Securities Purchase Agreement notwithstanding our appeal.  This potential right for Crede to sell its common shares and exercise its rights under the Securities Purchase Agreement could have detrimental affect on the price of our common shares. As discussed below, the Supreme Court of the State of New York’s decision  does not affect our Federal Claim against Crede for market manipulation, among other claims, as discussed below.

On May 10, 2018, the Company filed a complaint in the United States District Court Southern District of New York against Crede and certain of its principals, and Wellington Shields & Co who acted as the broker in the sale of securities pursuant to the Securities Purchase Agreement alleging, among other things, violation of Section 10 and Rule 10b-5 promulgated thereunder of the Exchange Act, violation of Section 13(d) and Rule 13d-1 promulgated thereunder of the Exchange Act, and breach of contract (“Federal Claim”). On July 17, 2018, we filed a first amended complaint in the United States District Court Southern District of New York, seeking, in addition to the relief sought in the initial complaint, declaratory relief that Securities Purchase Agreement and related agreements, including the Warrants, are void based on a violation of Section 29(b) of the Exchange Act. On March 26, 2019, in response to a motion to dismiss by the defendants in the action in Federal Claim, the District Court dismissed certain of our claims against the defendants, but allowed our claims under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder of market manipulation against, and our claim of breach of the covenant of good faith and fair dealing by Crede to continue.

The Federal Claim is in its initial stage and discovery has been initiated.  In the event that we are forced to allow Crede to exercise the Warrants pursuant to the Supreme Court of the State of New York’s order and/or are subject to damages, we may be required to issue additional common shares under the Securities Purchase Agreement.  Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 10,344,487 have been issued.  Pursuant to the Securities Purchase Agreement, we have also agreed to register the common shares that may be issued to Crede pursuant to a registration rights agreement.  The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect our financial condition.

As of August 31, 2019, our internal control over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended August 31, 2019, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books;  (ii) Lack of adequate oversight related to the development and performance of internal controls; and (iii) ) the Company did not properly account for certain loans that may be repaid in gold bullion as a derivative security. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.  We intend to implement changes and procedures to address these issues; any proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

The Company has issued a number of gold and cash loans which at the option of holder are convertible into common shares, may be repaid through the issuance of gold, are secured by the Company’s assets and may be subject to annual renewal.

To finance the Company’s operations and prior exploration, as of August 31, 2019, the Company has issued $6,927,371 loans in the aggregate. Of this amount, $4,998,127 was in the form of gold bullion loans. The principal and interest on the gold bullion loans may be, at the election of the holder, repaid in cash, gold bullion or convertible into common shares. In the event the gold loan holder elects repayment in gold bullion and the Company does not have the gold bullion, it may be required to purchase gold bullion on the open market in order to repay the loans. As a result, the Company may be at risk in the event the price of gold increases and the Company is required to purchase gold bullion to repay the loan. Further, the holders of the gold bullion loans may elect to convert the principal and interest of such loans into common shares at exercise prices ranging from US$0.26 and US$0.5320 per share, which has the effect of diluting the ownership of existing shareholders.

In addition, as of August 31, 2019, the Company has issued $1,929,244 in convertible loans. The principal and interest on the convertible loans may be, at the election of the holder, repaid in cash or convertible into our common shares at exercise prices ranging from US$0.26 to US$0.3446 per share. In the event that the holder of the convertible loans elects to convert the principal and interest of such loans into common shares, such conversion will have the effect of diluting the ownership of existing shareholders.

Further, the gold and cash loans are secured by certain assets of the Company, including its CIL plant, pad loadings, gold on pads, gold in form of dore, gold in plan process and gold at refinery. In the event of default, the Company may lose its rights to these assets which could adversely affect its operations.

Finally, these loans are subject to annual renewal. Although many of these holders of loan have renewed the loans on an annual basis, no assurance can be given they will continue to annually renew the loans.

The Company’s exploration activities are highly speculative and involve substantial risks.

With the exception of one project, the Buckreef Project, all of the other Company’s properties are in the exploration stage and no proven mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

The Company has uninsurable risks.

The Company may be subject to unforeseen hazards such as unusual or unexpected formations and other conditions. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

The Company depends on key management personnel.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, including James E. Sinclair, Executive Chairman. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not have an employment contract with the Executive Chairman. The Company does not maintain key-man life insurance on the Executive Chairman.

The Company may be characterized as a passive foreign investment company.

The Company may be characterized as a passive foreign investment company (“PFIC”). If the Company is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that the

Company’s passive income or its assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. shareholders, which may include having certain distributions on its common shares and gains realized on the sale of its common shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s common shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s common shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC. See “Certain United States Federal Income Tax Considerations.”

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our management.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its business partners, and personally identifiable information of its employees in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company’s operations and business strategy. Despite its security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, potential liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company’s operations and damage its reputation, and cause a loss of confidence in the Company, which could adversely affect its business and competitive position.

Risks Relating to the Mining Industry

The Company cannot accurately predict whether commercial quantities of ores as estimated or projected in the pre-feasibility study will be established once commercial production commences.

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. The Company has no mineral producing properties at this time. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

The COVID-19 Pandemic may adversely affect or restrict our business and exploration activities.

The COVID-19 pandemic has caused significant and negative impact to the global financial market. Our business and exploration activities could be disrupted by the recent outbreak of COVID-19. As a result of measures imposed by the

Tanzanian government, travelers to Tanzanian may be subject to quarantine and travel to certain countries is restricted.  Further certain schools have been suspended and public gatherings have been banned due to quarantines intended to contain this outbreak. The Company continues to monitor and assess the impact on its business activities. The potential impact is uncertain, and it is difficult to reliably measure the extent of the effect of the COVID-19 pandemic on future financial results.  There can be no assurance that our monitoring and assessment will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including suspension of our exploration activities,

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. The Company has completed several diamond and reverse circulation drilling programs on the Buckreef Project and independent qualified persons have reviewed the results of the drilling program in the context of analyzing the economic significance of the open-pittable mineral resources at the Buckreef Project using current gold prices. However, the exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Significant expenditures will be required to locate further and/or upgrade mineral resources from inferred category to measured and Indicated category, to revise and/or upgrade the recently established mineral reserves, to develop metallurgical processes, to purchase, construct and run a test 60tph pilot process plant and to finalize on a bankable feasibility study to construct mining and processing facilities at the Buckreef Project site.

The Company may not be able to establish the presence of minerals on a commercially viable basis.

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company will need to incur substantial expenditures in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. The Company’s existing or future exploration programs or acquisitions may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants and engineers for its exploration programs.

The Company has relied on and may continue to rely upon consultants for exploration development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. The Company may not be able to discover minerals in sufficient quantities to justify commercial operation, and the Company may not be able to obtain funds required for exploration on a timely basis.

The Company may not have clear title to its properties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s prospecting licenses are currently subject to renewal by the Ministry of Energy and Minerals of Tanzania. There is a risk that the Company may not have clear title to all its mineral property interests, their licenses may not be renewed or they may be subject to challenge or impugned in the future. See “Mineral Properties”. In other instances, the Company might not have immediate access to some of its mineral properties due to the ever revolving statutory requirements and regulations as enacted by the Government of Tanzania and enforced by the various ministries.

During fiscal 2019, the Company received a notice of cancellation of mining license relating to the Kigosi mining license for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the Ministry of Energy and Minerals of Tanzania followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end.  Further, during fiscal 2019, the Company received a notice of rejection of the mining license application for Itetemia, for failure to have complied with certain regulations.  The Company disagreed the notice sent by the government followed due process under Tanzania law and the Company filed an appeal to this notification subsequent to year-end.  However, although the Company believes that it will be successful in appealing the notice of cancellation of the Kigosi mining license and appeal of notice of rejection of the mining license application for Itetemia, in the event the Company loses either appeal, the Company may lose its  rights to either the Kigosi mining license or Itetemia mining license.

The Company’s properties have been and may continue to be subject to illegal mining.

During 2015, illegal miners, consisting primarily of artisanal miners, invaded and forced occupation at the Buckreef Project. As a result, these illegal miners disrupted the Company’s activities. As a result of these illegal miners’ activities, the Company provided a notice of force majeure under its agreement with Stamico and did not allow Tanzam, the Company’s joint venture operator, to continue mining activities at the Company’s property until this issue was resolved. Although the Company worked out an agreement with Deputy Minister of Energy and Minerals to provide an area for artisanal mining, no assurance can be given that no more illegal mining activities will occur at the Company’s properties or disrupt its operations.  Recently, the Company has requested for and been provided with a police detail from the Ministry of Home Affairs, through the offices of the Inspector General of Police (Tanzania) permanently stationed and patrolling the Buckreef Project as further efforts by the Company to deter illegal Mining on the main project site.

During the fiscal year, there has been some attempted invasion in and around the Buckreef Project. The Company has requested and been granted the presence of Tanzanian police at the camp site and is negotiating a Memorandum of Understanding with the Tanzanian Inspector General Police, to have a permanent security detail from the police force.

Mining exploration, development and operating activities are inherently hazardous.

The Company has not paid all annual license fees on its properties and it may be subject to penalties.

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has been making efforts to pay off certain of its outstanding annual license fees since October 2014 for all its active licenses.  The Ministry of Mines has put into effect a requirement that even though a license is forfeited, the outstanding annual fees are still due and considered a liability.   As at August 31, 2019, an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees.  For active licenses, these licenses remain in good standing until a letter of demand is received from Ministry of Mines requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand from the Ministry of Mines on its active licenses. The current penalty estimate relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has not recorded an accrual for all valid and active mining licenses but only from the forfeited licenses list as stated above.

The Company may be subject to certain risks from Tanzanian government because it has not brought the Buckreef Project into production by a certain date.

The Company’s joint venture agreement with STAMICO contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. Under the agreement, the Company is entitled to extend the date for one additional year: (i) for the extension year; on payment to STAMICO of US$500,000; (ii) for the second extension year, on payment to STAMICO of US$625,000; and (iii) for each subsequent extension year, on payment to STAMICO of US$750,000.

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of production.  The US$382,818 payment has been accrued and through correspondence, STAMICO has confirmed that no further amounts are due.

Notwithstanding the forgoing, no assurance can be given that STAMICO will not challenge the Company ownership in the joint venture because the Company has not yet brought the Buckreef Project into production.

If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations could be materially adversely affected.

The Company’s exploration activities may be interrupted by any or all of the following mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into production.

Any potential production and revenues based on production from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Project, if it ever achieves production, may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various federal, state and local laws and regulations.

Laws and regulation govern the exploration, mining development, mine production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. The Company requires licenses and permits to conduct exploration and mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

The Buckreef Project is held through a special mining license expiring June 11, 2027 granted pursuant to the Mining Act, 2010 (Tanzania). The Company’s has other mineral interests in Tanzania that are held under prospecting licenses granted under that Act. There are initial application fees, registration fees, preparation fees and annual rental fees for prospecting licenses based on the total area of the license. Renewals of prospecting licenses can take many months and possibly even years to process by the regulatory authority in Tanzania and there is no guarantee that they will be granted. With each renewal at least 50% of the licensed area, if greater than 20 square kilometers, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is no guarantee on the timing for processing the new application and whether it will be successful.

In addition, any new license (PL, ML & SML) applications and renewals are also now subject to the recently enacted of the Ministry of Mines Local Content Regulations GN 3 of 2018 that is enforced by the newly enacted and established 6-member Tanzanian Mining Commission that now oversees the Mining Commissioner and all license applications. The new regulations reflect a strong will to foster diversification and linkages to the local economy, create jobs through the use of Tanzanian expertise, goods and services, businesses and financing in the mining value chain. Not only does it force licensees and contractors to use indigenous Tanzanian companies for the procurement of goods and services, but also requires a physical presence in Tanzania.

Risks Relating to the Market

The Company’s competition is intense in all phases of the Company’s business.

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

The Company is subject to the volatility of metal and mineral prices.

The economics of developing metal and mineral properties are affected by many factors beyond the Company’s control, including, without limitation, the cost of operations, variations in the grade ore or resource mined, and the price of such resources. The market prices of the metals for which the Company is exploring are highly speculative and volatile. Depending on the price of gold or other resources, the Company may determine that it is impractical to commence or continue commercial production. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The price of gold and other metals and minerals may not remain stable, and such prices may not be at levels that will make it feasible to continue the Company’s exploration activities, or commence or continue commercial production. The aggregate effect of these factors is impossible to predict with accuracy.

The Company’s business activities are conducted in Tanzania.

The Company’s principal exploration and mine development properties are currently located in the United Republic of Tanzania, Africa, under which the Company has obtained a license to explore, develop and operate the properties. Although the Company believes that the Tanzania government is a stable, multi-party democracy, there is no guarantee that this will continue. Tanzania is surrounded by unstable countries enduring political and civil unrest, and in some cases, civil war. There is no guarantee that the surrounding unrest will not affect the Tanzanian government and people, and therefore, the Company’s mineral exploration activities. Any such effect is beyond the control of the Company and may materially adversely affect its business.

Further, the operator of the Buckreef Project is Tanzam, a joint venture that is 55% owned by one of the Company’s subsidiaries and 45% is owned by the Stamico, a governmental agency of the Tanzania. Therefore, the government of Tanzania will have a substantial input at the Company’s operations at the Buckreef Project.

Additionally, the Company may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment in Tanzania. The government of Tanzania may institute regulatory policies that adversely affect the exploration and mine development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in this country are beyond the control of the Company and may materially adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments. The Company’s operations in Tanzania are also subject to various levels of economic, social and other risks and uncertainties that are different from those encountered in North America. The Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on foreign exchange and repatriation, income taxes, expropriation of property, environmental legislation and mine safety. Other risks and uncertainties include extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, risks of war or civil unrest, government and civil unrest, regional expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, corruption, hostage taking, civil war and changing political conditions and currency controls. Infectious diseases (including Ebola virus, malaria, HIV/AIDS and tuberculosis) are also major health care issues where the Company operates.

Mineral exploration in Tanzania is affected by local climatic and economic conditions.

The Company’s properties in Tanzania have year round access, although seasonal winter rains from December to March may result in flooding in low lying areas, which are dominated by mbuga, a black organic rich laustrine flood soil. Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism may cause disruptions at the Company’s operations in Tanzania which may result in the suspension of operations. There is no guarantee that such incidents will not occur in the future. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

Risks relating to the Securities of the Company

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares, as the reporting dates under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its common shares is held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon certain exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that the some of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

Common share prices will likely be highly volatile, and your investment could decline in value or be lost entirely.

The market price of the common shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, many of which the Company cannot control. The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated or disproportionate to the operating performance of that issuer. Market and industry factors may depress the market price of the Company’s securities, regardless of operating performance. Volatility in the Company’s securities price also increases the risk of securities class action litigation.

The Company’s common shares must meet the requirements of the NYSE American.

The NYSE American rules provides that the NYSE American may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE American inadvisable. Although the Company has received no indication or notification that its common shares may be delisted, in light of the current per common share price and the Company’s financial losses, there is no assurance that the Company’s common shares will continue to be listed on the NYSE American.

Offers or availability for sale of a substantial number of common shares may cause the price of the Company’s common shares to decline.

In the future, in connection with current and future financings, the Company could have sales of a significant number of its common shares in the public market which could harm the market price of its common shares and make it more difficult for the Company to raise funds through future offerings of common shares. The Company’s shareholders may sell substantial amounts of its common shares in the public market. The availability of these common shares for resale in the public market has the potential to cause the supply of its common shares to exceed investor demand, thereby decreasing the price of the common shares.

In addition, the fact that the Company’s shareholders can sell substantial amounts of its common shares in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

Item 4.Information on the Company

A.History and Development of the Company

The Company was originally incorporated under the name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006 and to Tanzanian Gold Corporation on April 17, 2019.

The Company is also registered in the Province of Ontario as an extra-provincial company under the Business Corporations Act (Ontario).

The principal executive office of the Company is located at Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 3400, Toronto, Ontario, M5H 4E3, and its telephone number is (844) 364-1830.  Our internet address is www.tangoldcorp.com.

For the year ended August 31, 2019, the Company reported a net loss of $30,417,517. Included in the net loss is $22,229,752 of mineral properties and deferred exploration expenses that were written off primarily relating to the  Kigosi, Itetemia and Luhala  properties.  In light of the Company’s strategic focus on the Buckreef Project, the Kigosi, Itetemia and Luhala properties were placed in a care and maintenance phase for potential development in the future. The Company incurred deferred exploration expenditures of $3,137,557 during the year ended August 31, 2019.

In connection with the Company’s disclosure of mineral resources/mineral reserves and the cut-off grade associated with each mineral resource/reserve, it has made certain assumptions for mineral pricing and cost associated with each cut-off grade to determine the reasonable prospects for economic extraction as discussed below.

During fiscal 2019, the Company focused on the Buckreef Project. In January 2019, Stamico and Coreworthy were selected to complete Phase One of the Company’s planned three-phase drill program and in February 2019, the Company announced new assay results from the first completed drill hole PBR010, which included two mineralized zones.  In March 2019, further assay results were announced with significant intercepts reported from two additional drill-holes, PBR05 and PBR07, as well as assay results for six drill-holes, PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029, drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values.  In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts were reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone.  Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 with significant intercepts on Hole PBR18, PBR19 and PBR20.  In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program. Significant intercepts were noted for Hole U22-1, Hole L19-1 and PBR011.  In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced, with notable intercepts.  In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September.

B.Business Overview

The Company is a mineral resource company with exploration stage properties, which engages in the acquisition of interests in and the exploration of natural resource properties in the future and the possible development of those properties where warranted. The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company enters into joint venture agreements with other corporations to further the exploration of such properties for the purpose of earning income from the sale of gold and other mined materials. At present, the Company’s natural resource activities do not generate any income.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in Tanzania. Tanzania remains the focus of the Company’s exploration and development activities.

In the Company’s view, its use of a joint venture in addition to its planned direct exploration and development offers investors leverage to precious and base metal prices with lower risk and shareholder dilution. Future production royalties from any producing properties discovered by joint venture partners would provide the Company with a direct interest in the mine’s cash flow, with exposure to any benefits from new discoveries and production growth, but without the capital obligations, and environmental and social liabilities, associated with direct ownership.

Plan of Operations

Exploration Activities

All of the properties in which the Company holds an interest are in the exploration and preliminary economic assessment stages of mining. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

By way of general description of the Company’s operating activities, the Company’s business operations involve using known or published geological and geophysical data to locate mineral resource properties meriting further exploration or development. Once identified, the Company must stake and apply for registration to title of the mineral properties, or negotiate the acquisition of such properties from any third party owners. Upon registration or acquisition of title, the Company then designs a program of preliminary exploration which can involve grid mapping, geophysical and magnetic surveying, geochemical surveying, geological mapping and sampling, grab sampling, assaying and other forms of prospecting as circumstances may require. Based on the preliminary results, mineral properties are ranked according to merit for further exploration work, which may involve further mapping, more detailed geophysical and geochemical surveying, and trenching to identify potential drill targets. If mineralization is indicated which merits further investigation, drill targets are selected and a preliminary RC drilling program commences for underground sampling and assaying. If the results are positive, then a diamond drilling program will commence mainly to check, verify and confirm the mineralization potential of the prospect.

Based on the drilling program results, the Company will develop models of the underlying geology and mineralized zones for more detailed testing. After further drilling, some mineralized zones will then be modeled using relevant geological software and ultimately be classified as inferred or indicated mineral resources. With sufficient infill drilling, these inferred or indicated mineral resources can be confirmed as a measured mineral resource, upon which a pre-feasibility study can be prepared by a qualified, independent mining engineer or geologist to determine whether mining activities are economic in the circumstances of the particular property. A pre-feasibility study must be completed under the requirements of NI 43-101 in Canada in order for mineral reserves to be designated and to confirm the appropriate mining and mineral processing method based on the geological and metallurgical studies of the ore. A final or bankable feasibility study must be completed for the designation of reserves under the SEC’s Industry Guide 7. If the bankable feasibility study is favorable, the Company can then use the feasibility study to seek out the necessary financing from a merchant banker or other financial institution for mine construction and development.

The map below shows the regional location of the Company’s primary properties with historical and/or a current published mineral resource estimate in Tanzania.

LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT

Mwanza
Kamanga
Sengerema
Usagara
Busisi
Buzerayombo
GEITA
Katoro
Bwanga
Misasi
BUCKREEF PROJECT
ITETEMIA
PROJECT
LUHALA
PROJECT
KIGOSI
PROJECT
PL5665/2009
PL5369/2008
Kahama
TANCAN MINING COMPANY
0 2.5 5 10

The map below shows the location of mainstay prospects that make up the Company’s Buckreef Project with a published Mineral resource and Mineral reserve estimate in Geita District, Tanzania

Buckreef Gold Mine Company Limited
Buckreef Project
Special Mining License Boundary
N
S
W
E
To Katoro Township
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
Buckreef North
Buckreef Main
Eastern Porphyry
Buckreef South
Bingwa
Rwamagaza Village
Tembo
General Legend
SML Boundary
Resources
Village
Road
River
Dam

Highlights for the year ended August 31, 2019

Financial:

➢On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

➢On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

➢On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

➢On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

➢On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

➢On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

➢During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

➢During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at exercise prices ranging from US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from US$0.27 to  US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

➢In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

➢The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

Buckreef Project: Mine Development and Operations

Please refer to “Exploration” below for details about exploration work carried out on the Buckreef Project during fiscal 2019.  No mining or ore processing activities conducted at South Pit and Plant during the year under review. Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of August 31, 2019 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

The disposition of the Ore stockpiled as of August 31, 2019, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

The following is a summary of the work carried out on the Buckreef Project during fiscal 2019.

➢The Buckreef Technical team with inputs from Virimai Projects (consultant QP) completed a 63-hole (LOM) deep drilling program totaling 39,305m (underground potential resource) and a 29-hole resource upgrade drilling program totaling 4,463m focusing on the main Buckreef Project.

•Tenders inviting bids for the planned Phase 1 resource upgrade drilling program were floated in local newspapers as per new Mining regulations in December 2018.

•Applications for new licenses covering same area for 6 Buckreef licenses (PL6431/10; PL6544/10; PL6545/10; PL6546/10; PL6547/10 & PL6548/10) were lodged on 12th November 2018 with the offices of the Mining Commission (Ministry of Mines Licensing now under the Commission).

•The Application on the Buziba license (PL6545/10) was submitted for conversion to an ML based on the initial economic studies already completed on the license, including the 2012 Preliminary Economic Assessment (PEA) Report completed on the Buziba prospect by Venmyn resource consultants of South Africa.

•The first renewal license application on PL9968-14 was successfully uploaded on the Ministry’s Online Portal to generate application fee invoice. The US$300 invoice was subsequently sent to the accounts department (Dar) for settlement.

•The Company was served with a seven-day Ministerial eviction order to vacate the Kigosi project base camp while negotiations for renewed access. This was part of enforcing the law barring mining and exploration for gold and base metals in game reserve areas after the Minister of Natural Resources & Tourism visited the area on 26th July 2018.

•The Company successfully relocated all pertinent equipment and drill-cores from the Kigosi camp to Buckreef mine site as part of compliance with the Ministerial order to vacate Luhwaika camp while access negotiations proceed.

•Issuance of the Itetemia Mining License (Applic. #01722), applied for on 4th November 2015 is reportedly still under review. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process. This was completed and submitted.

➢In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

•Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

•Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

•Phase Three work will be based upon information received from Phases One and Two.

➢In February 2019 new assay results were announced from the infill RC drill program.  Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones as more particularly described under “Exploration” below.

➢In March 2019 further assay results were announced from the infill RC drill program.  Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone are set out under “Exploration” below.

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights as more particularly described under “Exploration” below.

➢In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone are more particularly described under “Exploration” below.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024 as more particularly described under “Exploration” below.

➢In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program, which are set forth under “Exploration” below.

➢In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the NI 43-101 ITR. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

➢In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September 2019.

Exploration Geophysics Pty Ltd was on site and commenced down-the-hole wireline geophysical surveys of holes drilled earlier in the year. This was done by using a probe with IP and Electromagnetic sensors that feed a continuous stream of data on resistivity and chargeability of the host rocks to a truck on surface. This data will then be analyzed and will assist identification and/or correlation of different rock units and shear structures between the various drill-holes and thus also provide potential targets for follow up in-fill drilling.

Exploration

In January 2019 it was announced that Stamico and Coreworthy had been selected to complete Phase One of the Company’s planned three-phase drill program. The three-phase drill program, planned and directed by Ulrich Rath, Chair of the Company’s Technical Committee, consists of:

•Phase One to be approximately 4,500m of infill drilling designed to upgrade existing inferred ounces within the proposed open pit and to begin testing of the deep contact below the open pit.

•Phase Two will continue to delineate and test the continuity and extent of the deep contact; and

•Phase Three work will be based upon information received from Phases One and Two.

This three-phased drilling program is designed to add significant overall value as well as to improve the already robust economics of the Buckreef Project.

The results will drive future development, potentially demonstrate value added improvements in project economics and gain critical insight into the potential underground resource which makes this program potentially extremely accretive in nature.

The Company complied with the bidder pre-qualification process as required by the 2018 Tanzanian local content regulations, and tendered Requests for Proposal (RFP’s) to qualified drilling contractors. With this selection of the contractors by the Board of Directors, Parts B and C of the 2018 local content regulations were completed and submitted.

Additional information on the Buckreef Project can be found in the NI 43-101 ITR as filed on SEDAR.

In the NI 43-101 ITR, Virimai recommended an infill drilling program. This critical first phase itself has two purposes. Within the currently conceived open pit, this program will upgrade the mineable ounces, moving as much as possible of the current inferred resources to the measured and indicated categories and move some indicated resources to measured resources. Most importantly, high priority will be given to conduct drilling to confirm the previously known strong intersections and grades from deep holes and begin to test the deposit at depth and for potential as an underground mine.

In February 2019 new assay results were announced from the infill RC drill program.  Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones:

•8m grading 2.32 g/t Au from 47m depth,

•11m grading 3.06 g/t Au from 74m depth.

The upper mineralization zone comprises intensely altered basaltic schist with >20% vein quartz chips while the lower intercept also comprises altered basaltic schist but with <20% vein quartz chips. The target area is being in-filled to confirm mineralization extension at near surface depth (1st intercept) and also testing the depth continuation of the main mineralized zone within the defined main pit outline (2nd intercept).

In March 2019, further assay results were announced from the infill RC drill program.  Significant intercepts reported from two additional drill-holes targeting the Buckreef main zone include highlights as follows:

•Hole PBR05 intersected 28m of gold mineralization grading @ 4.23g/t gold from 48m to 76m including:

o16m grading @ 6.72g/t gold from 60m to 76m including:

▪3m grading @ 25.17g/t gold from 69m to 72m

•Hole PBR07 intersected 30m grading @1.27g/t gold from 142m to 172m including:

o3m grading @ 2.32g/t gold from 151m to 154m; and

o8m grading @ 1.84g/t gold from 155m to 163m

In addition, assay results for six drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 and PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights including:

•132m of gold mineralization in 33 narrow stringer zones; including;

oHole PBR08 intersected 2m grading @ 1.32g/t gold from 115m to 117m

oHole PBR06 intersected several narrow zones, including:

▪1m grading @ 1.07g/t gold from 59m to 60m

▪2m grading at 1.46g/t gold from 62m to 64m, and

o1m grading @ 1.09g/t gold from 76m to 77m

•All other zones intersected gold mineralization of less than 1.0g/t Au.

In early May 2019, the first set of assay results were announced from the deep level diamond core drilling program at the Buckreef Project.  Significant intercepts reported from Hole L13-3, the first diamond drill-hole below the pit bottom on the central section of the Buckreef main zone include:

•13.2m grading @ 4.57g/t Au from 360m including 2.5m grading @ 21.74g/t Au from 383m which included 1.0m grading @ 50.54g/t Au at 384m

•8.0m grading @ 4.88g/t Au from 417m including 4.4m grading @ 8.8.29 g/t Au from 418m that include 1.2m grading @ 12.82 g/t Au from 421.9m

The drill-hole was drilled to a depth of 555 meters, one meter is equal to 3.2808 feet, for a total depth of 1,820 feet, all diamond core.

Assay results from the ongoing RC in-fill drilling program within the open pit were received for five additional holes PBR018, PBR019, PBR020, PBR01 and PBR024. Significant intercepts include:

•Hole PBR18: 8m grading @ 1.17 g/t Au from 61m; and 3m grading @1.08g/t from 115m including 2m grading @1.55g/t from 116m

•Hole PBR19: 6m grading @ 1.41 g/t Au from 15m including 2m grading @ 2.49g/t from 16m

•Hole PBR20: 3m grading @ 2.27 g/t Au from 55m; 3m grading @ 1.45g/t from 65m; and 1m grading @ 2.78g/t from 76m

In late May 2019, results from three holes were announced, which brought to an end Phase I of the in-pit drilling program.

Hole U22-1 was a diamond drill hole that went through the open pit and continued outside and below the current pit bottom. Both Hole L19-1 and PBR011 were RC holes that were in the open pit. Each of these three holes intersected significant intervals of continuous gold mineralization ranging from 89.6 m to two intersections of about 30m and to three intersections in the range of 17m - 21.0m. Also notable is the fact that many of these intersections were at an average gold grade that is significantly higher than the weighted gold grade of 1.5 g/t for the entire open pit.

Intersections from Hole U22-1 are shown from inside the open pit and from below the pit bottom, which is approximately 210m from surface. Several notable intersections; such as 9.4m @ 6.5 g/t Au and 5.0m @ 7.7 g/t Au were encountered approximately 120m below the pit bottom. Significant intersections were also found below the open pit bottom in Hole 13-3, the first hole of Phase II, as reported in the company's press release of May 1, 2019. All remaining holes in Phase II will be testing for mineralization at various levels below the open pit bottom.

Significant intercepts from the last three holes of Phase I are:

Hole U22-1

Inside the Open Pit:

•29.6m grading @ 2.8 g/t Au starting at 81.5m; including

o3.7m grading @ 19.5 g/t Au from 84m, including

▪1.0m grading @ 47.7 g/t Au at 86m

Outside and Below Open Pit:

•89.6m grading @ 1.5 g/t Au starting at 147m, including

o9.4m grading @ 6.5 g/t Au from 261.8m, including

▪6.2m grading @ 8.5 g/t Au from 265m, including

•2.0m grading 16.6 g/t Au starting at 267m

o5.0m grading 7.7 g/t Au from 274m, including

▪3.1m grading @ 11.2 g/t Au at 274.9m

Hole L19-1

•31.0m grading @ 1.3 g/t Au starting at140 m, including

o7m grading @ 2.6 g/t Au starting at 140m, including

▪1.0m grading @ 6.7 g/t Au at 142m; and

o7m grading @ 1.4 g/t Au starting at 151m; and

o7m grading @ 1.8 g/t Au starting at 164 m

•17m grading @ 1.5 g/t Au starting at 215m including

o8.0m grading at 2.2 g/t Au starting at 221m

Hole PBR011

•21.0m grading @ 2.8 g/t Au starting at 143m, including

o2.0m grading at 12.1 g/t Au from 162m, including

▪1.0m grading @ 19 g/t Au at 163m

In early June 2019, the results from the third hole, Hole L19-2, of the Phase II drilling program were announced. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the NI 43-101 ITR. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

Notable intercepts in the third hole are:

Hole L19-2

•63.0m grading @ 4.8 g/t Au from 357m to 420m; including

o1.0m grading @ 7.4 g/t Au starting at 360m,

o4.0m grading @ 5.9 g/t Au starting at 369m,

o22.0m grading @ 9.3 g/t Au starting at 387m; including

▪6.0m grading @ 18.9 g/t Au that includes 2.0m grading @ 31.1 g/t Au

In early August 2019, the Company announced the start of a geophysical survey at the Buckreef Project to help complete the Company's new resource-geology model, which geophysical survey was completed by mid-September 2019.

Exploration Geophysics Pty Ltd was on site and commenced down-the-hole wireline geophysical surveys of holes drilled earlier in the year. This was done by using a probe with IP and Electromagnetic sensors that feed a continuous stream of data on resistivity and chargeability of the host rocks to a truck on surface. This data will then be analyzed and will assist identification and/or correlation of different rock units and shear structures between the various drill-holes and thus also provide potential targets for follow up in-fill drilling.

The initial phase of the geophysical survey is based on 10 holes with a survey length of about 3,620m. The Company expects that additional holes will be surveyed in Phase Two. The actual number of surveyed holes will also depend on accessibility as some might have collapsed after the drill rods were pulled out.

The data from the geophysical survey will assist the Company in completing its resource-geology model. This model will be a state-of-the-art interpretation of the principal geological elements that carry gold mineralization and the key structures that are important in the distribution of gold along an estimated strike length of 1,200m of the Buckreef mineral occurrence.

The model will extend from surface to depths that are in some locations several hundred meters below the pit bottom of the current open pit as reported in the NI 43-101 ITR.

The geological and structural information arising from the geophysical surveys will also be used to facilitate definition of hard wireframes that are necessary in order to do resource estimations. All resource estimations released by the Company on the Buckreef Project to date are based on a model verified by Virimai.

The model is divided into nine domains. The wireframes for these domains were designed to be mineralization envelopes largely unconstrained by geological or structural limitations. There are a total of 22 sub-domains in the model. In general, the gold assay data of the sub-domains are statistically distinct from the population of the main domains. The Company expects that the wireframes in the new geological-resource model will be closely linked to the geological information in the model.

At the time that the Company acquired the Buckreef Project (encompassing Buckreef, Tembo, Bingwa and Buziba prospects) it also acquired a significant database of assays and drill logs from such predecessor companies such as IAMGold and others. In total, this historical database came from over 8,700 exploration holes that amounted to 202,000m of RC drilling and 28,000m of diamond drilling. For the initial mineral resource definition, the RC and diamond core drill-hole database was interrogated and verified by by Virimai.

On the Buckreef Project itself, the Company has assembled a large database that contains gold assays as well as geological information from over 892 Holes (137,509.95m). In addition to gold assays, the database also has geological information such as rock types, alteration type, amount of sulphide and structural information such as the presence of shear zones. All this information is being used to put together the new resource-geology model. Drilling of Phase II diamond drill holes is continuing on the property.

The Company has revised its  license portfolio by discarding certain licenses in line with the strategic decision to focus on the Buckreef Project  as well as closely monitor and reduce its liabilities arising from statutory payments such as annual fees and JV option payments to underlying vendors.

In line with the new program to established prospecting licenses by registered local companies, the Company’s license holdings as of September 30, 2019 comprises a total of 28 active licenses and 104 forfeited licenses with underlying debt split by status as follows:

Active Licenses:

Forfeited Licenses (with outstanding debt):

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has been making efforts to pay off certain of its outstanding annual license fees since October 2014 for all its active licenses. In addition, the Ministry of Mines has put into effect a requirement that even though a license is forfeited, the outstanding annual fees are still due for payment hence considered a liability now included in the Company’s financial statements.

As of September 30, 2019, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is approximately US$511,548 consisting as follows:

•Forfeited Licenses Outstanding Annual Fees: US$353,009; and

•Forfeited Penalty Fees: US$158,538.

Highlights on the landholdings include:

•Annual fees for the Buckreef Special Mining License has been duly paid, is presently current and in full force and effect.

•The Itetemia ML application was arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original application submitted in November 2015. The Company has initiated a formal appeal to reverse that decision.

•The Company also suspended its Kigosi project, a pre-production mining project whose development has been delayed due to recently enacted laws on mining in areas designated as game reserves. During the reporting period, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine the event that have occurred.  The Company has taken action  to remedy the situation. The Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for access with the Ministry of Natural Resources and Tourism continue.

•Due to some attempted invasion in and around the Buckreef Project, the Company has requested and been granted the presence of  Tanzanian police  at the camp site and is negotiating a Memorandum of Understanding with the Tanzanian Inspector General Police, to have a permanent security detail from the Police force as we go forward with the project development.

Brief description of the work done and license holdings grouped by project names is summarized in the section below.

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza.  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Buckreef Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully-licensed for mining and extraction of gold.

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

•No mining or ore processing activities conducted at the Buckreef Project during the reporting period.

•Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st November 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•The disposition of the Ore stockpiled as of 31st November 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Resource Drilling on the Buckreef Main Pit Area

The following cumulative work on mining and process plant operations was completed up to August 31, 2019:

•Continued Phase 2 resource upgrade Diamond Core (DD) drilling program.

•Commenced Phase 2 RC pre-collaring for deeper DD resource upgrade drill-holes.

Reverse Circulation (RC) Drilling (Pre-collaring)

•Phase 2 Reverse Circulation (RC) resource upgrade drilling comprising seven (7) RC drill-holes with a combined total metreage of 1,503m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Diamond Core (DD) Drilling

•An additional eight DD drill-holes with a combined total metreage of 2,716.12m (all done by Coreworthy) were completed during the reporting period.

Drilling Assay Results

During the reporting period, assays results included significant intercepts as follows:

•L91_2 (BMDD217): 1m@1.16g/t Au from 255m; 66.7m@4.51g/t Au from 357.30m including 3m@4.85g/t Au from 358m;  & 31m@7.10g/t Au from 385m including  7m@17.00g/t Au from 398m.

•L21_3 (BMRCD295): 65.21m@0.42g/t Au from 252.31m including 1.50m@1.18g/t (298.50m), 5m@1.05g/t (317m) & 1m@1.34g/t (342m); 65.45m@1.06g/t Au from 361.45m including 6.69m@3.41g/t (364m), 13.07m@1.88g/t (393m) with 3.56m@3.68g/t (402m); 1.20m@2.34g/t (428.50m) & 3m@1.07g/t (462m).

•U22.5_1 (BMDD218): 4m@1.36g/t Au from 29m; 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m) & 3m@1.37g/t Au from 364m.

Mineral Resource and Mineral Reserve Estimates

The Buckreef Project mineral resources as at August 31, 2019 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Project Mineral Resource Estimate as of August 31, 2019

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to TRX

Cut-off grade 0.5g/t Au

The Buckreef Project Mineral Reserve estimate is based on a gold cut-off grade of 0.37grams per tonne which has been calculated from the following parameters:

Gold Price (pit shell): US$ 1,300 per oz

• Mining Cost (waste & ore): US$1.13 per ton

• Mining Cost (ore): US$17.67 per ton

• Process Cost: US$10.24 per ton of ore

• Labour Cost: US$1.98 per ton

• Recovery: 92.3% for oxides

• Recovery 85% for sulphides

The Buckreef Project pit-optimized mineral reserves as at August 31, 2019, are as summarized in the table below:

Buziba Project

In light of the Company’s focus on the Buckreef Project, there has been no fieldwork conducted on the Buziba Project during the past fiscal year and the project is currently in the care and maintenance stage.  Accordingly, we will revise the disclosures as follows deleting reference to any mineral resources.

Buziba Project

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef Project in the Geita district.  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Buziba Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries.

During the reporting period, no fieldwork was conducted on the Buziba Project and such property is currently in the care and maintenance phase.

License Holding and Status (Buckreef and Buziba)

At the end of Q4 2019, the Buckreef Project technically comprises one PL and one SML covering a surface area of 21.64km2. However, due to ongoing discussions for the continuance of the original JV land-holdings, the 12 other PLs whose 8-year tenure expired are still safeguarded on the Ministry of Minerals License Portal record and the license status and statutory liabilities for the Buckreef project is as shown in the table below:

Buckreef Project PL Portfolio Status – License Status and Liabilities as of August 31,, 2019

•According to the updated Government Records the Buckreef-Buziba Project Annual Fees Liability as of 31st August is USD$0.00.

•The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

•The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Itetemia Property

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on November 4, 2015. Despite numerous enquiries by the Company, no official feedback has been received from authorities in the Ministry of Mines or the Mining Commission on the status of this application during the reporting quarter. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received, however it appears that our application has been denied and 5 PML’s reverted back into another name based on what we see from the portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine the events, and the Company is taking  action  to remedy the situation.  The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking legal remedy under the Tanzanian / Canadian economic treaty of 2013.

As of September 30, 2019, the retained portion of the Itetemia Property area now has 4 active PLs all covering a surface area of 13.37km2. However, as of May 2019, the area covered by the ML application has five (5) PMLs already granted over the ML application area and now the subject of a court case filed by the Company to redress the situation.

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•All three of the critical PLs were successfully renewed.

•Current liability (no penalties) on the Itetemia licenses totals US$2,666 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve.

The table below shows the status (as of August 31, 2019) of the Kigosi Project license portfolio (identified as critical to the project) has 4 active PLs all covering a surface area of 61.98km2 (excluding the Kigosi ML096/2013 that was put under Mining Commission protector ship while access negotiations are underway) The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•Applications for renewal of three of the critical licenses were successfully submitted.

•Current liability (no penalties) on the active licenses totals US$23,398 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and

Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project.

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study reporting.

At the end of this reporting period, critical Luhala project area had 1 PL covering a surface area of 3.45km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status – License Status and Liability as of August 31, 2019

•The single PL has been renewed.

•Current liability (no penalties) on the Active license totals US$300 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture are being tabulated by the Ministry.

Exploration Projects Updates: Other PLs (JV/Discard)

Following the Company’s decision to include mine development to its strategy of focusing on the development of the Buckreef Project from its portfolio of properties and with the rising costs of maintaining prospecting and other licenses in Tanzania, management continues to streamline its license portfolio in Tanzania.

During the reporting period, the Company managed to pay off the bulk of the liabilities (as per the last government published debtors’ list of January 31, 2019) for Prospecting Licenses proposed for possible Joint Venture partnerships (blue text) and/or discard (purple text) and subsequently discarded the bulk of the licenses that were considered surplus (Discard category). The entire portfolio covers a combined area of 67.52km2.

Remaining Gold Project PL Portfolio Status – License Status and Liabilities as of August 31, 2019

•All the PLs have outstanding annual fees and penalty fee payments were paid up during the reporting period.

•Current liability (no penalties) on the active license totals US$3,499 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fee at the time of forfeiture is being tabulated by the Ministry.

License Relinquishment

The practice within the Tanzanian Mining industry during the previous years was generally accepted that companies would half the size of their active license on 1st renewal period (at the end of the first 4 years of tenure) and 2nd renewal period (at the end of the following 3 years of tenure) periods where the company would retain half of the PL and relinquish the other half to the government but subsequently submit a new application covering the relinquished half to secure ground.

Following the gazetting of the new Mining Regulations (2017) and strict adherence to the statutory directives in the Mining Act of 2010, the relinquished half of the license area now reverts back to the government and has a 4-month grace period during which no applications are entertained by the Ministry of Mines. At the end of the 4-month period, other companies can apply for the leases and it is up to the government to award the licenses  in order to maximize exploration activity by more juniors.  The previous license holder is not automatically guaranteed to be awarded the relinquished license.

The total number of licenses that expired and/or forfeited to the state during the reporting period amounted to 104 PLs and the liabilities by both project and company name are as summarized in the tables below.

Table 1: Tancan PLs that forfeited and outstanding Liabilities as of September 30, 2019

Table 2: Tanzam2000 PLs that forfeited and outstanding Liabilities as of September 30, 2019

Table 3: Other PLs that forfeited and outstanding Liabilities as of September 30, 2019

License Liabilities Summary

The total liability (outstanding and upcoming annual fees, application fees and processing fees) by project area as of September 30th, 2019 totals US$541,411 that is split as follows:

•Active PLs: US$29,863 (Upcoming Annual Fees-: US$26,863; Application Fees-: US$2,700 and Preparation Fees-: US$300)

•Forfeited PLs: US$511,548 (Outstanding Annual Fees: US$353,009 and Penalties: US$158,538)

Exploration

The Company’s principal exploration properties are currently all located in the United Republic of Tanzania, Africa. The government of Tanzania is a stable, multi-party democracy. Mineral exploration in Tanzania is affected by local climatic, political, and economic conditions. The Company’s properties have year round access, although seasonal summer rains from December to March may result in flooding in low lying areas, which are dominated by mbuga (black organic rich laustrine flood soils). Further, most lowland areas are under active cultivation for corn, rice, beans and mixed crops by subsistence farmers. As a result, the area has been deforested by local agricultural practices for many years. The seasonal rains and deforested areas can create a muddy bog in some areas, which can make access more difficult, and could impede or even prevent the transport of heavy equipment to the Company’s mineral properties at certain times of the year between December and March.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on  Suppliers

The Company is not dependent upon a single or few suppliers for its operations.

Governmental Regulations

As of November 1, 2010, the Tanzania Mining Act, 2010 (“Mining Act, 2010”) came into effect. The Tanzania Ministry of Energy and Minerals announced changes to fees effective July 27, 2012.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 for a period of up to four years, and are renewable two times for a period of up to two years each. The Company must pay annual rental fees for its prospecting licenses based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, $150/sq.km for the first renewal and $200/sq.km for the second renewal. There is also an initial one-time “preparation fee” of US$500 per license. Upon renewal, the Company must pay a renewal fee of US$300 per license. Renewals of its prospecting licenses can take many months and even years to process by the regulatory authority in Tanzania.

All prospecting licenses in Tanzania also require the holder to expend funds which are set out in the Mining Act, 2010. At each renewal, at least 50% of the Company’s licensed area must be relinquished on prospecting licences in excess of 20 square kilometres. On relinquishing the ground, the area is automatically returned to the Mining Commissioner’s jurisdiction for a period of 4 months after which it will be declared vacant or otherwise by the Commissioner. If the Company still has an interest in the relinquished one-half portion, it must then file a new application in competition with other interested companies for the relinquished portion 4 months after the relinquishment date. If more than one application is lodged on the same day at the Mining Commissioner’s office, then the Commissioner may award the ground by tender. There is no guarantee on the timing for processing the new application and whether it will be successful.

The Company must hold a mining license or special mining licence to carry on mining activities. Pursuant to the Mining Act, 2010 a mining license is granted for a maximum initial period of 10 years. It is renewable 6 months prior to expiry for a period the applicant will state but not exceeding 10 years. A special mining licence is granted for the estimated life of the ore body indicated in the feasibility study report, or such period as the applicant may request whichever period is shorter. It is renewable for a period not exceeding the estimated life of the remaining ore body.

Prospecting and special mining and mining license holders must submit regular reports in accordance with mining regulations. Upon commercial production, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 7.3% of all gold produced. The applicable regulatory body in Tanzania is the Ministry of Energy and Minerals.

An environmental impact statement and an environmental management plan must accompany special mining license, mining license and gemstone mining license applications for mineral rights. In addition to the establishment of environmental regulations, the Tanzanian Government has improved management procedures for effective monitoring and enforcement of these regulations by strengthening the institutional capacity, especially in the field offices. The Government has provided rules for the creation of reclamation funds to reinstate land to alternative uses after mining and it has developed guidelines for mining in restricted areas, such as forest reserves, national parks, sources of water and other designated areas.

C.Organizational Structure

The Company has the following seven subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage &Type of Securities Owned or Controlled by Company
		Voting Securities Held	Non-Voting Securities
Itetemia Mining Company Limited	Republic of Tanzania, Africa	90% (1) common shares	N/A
Lunguya Mining Company Ltd.	Republic of Tanzania, Africa	60% (2) common shares	N/A
Tancan Mining Company Limited	Republic of Tanzania, Africa	100% common shares	N/A
Tanzania American International Development Corporation 2000 Limited	Republic of Tanzania, Africa	100% common shares	N/A
Buckreef Gold Company Limited (BGCL)	Republic of Tanzania, Africa	55% (3) common shares	N/A
Northwest Basemetals Company Limited	Republic of Tanzania, Africa	75% (4) common shares	N/A
BGCL/AGC Joint Venture (6)	Republic of Tanzania, Africa	40% (5) common shares	N/A

(1)The remaining 10% interest is held by State Mining Corporation.

(2)The remaining 40% interest is held by Northern Mining and Consultancy Company Ltd.

(3)The remaining 45% interest is held by State Mining Corporation.

(4)The remaining interest is held 15% by State Mining Corporation and 10% by Songshan.

(5)The remaining interest is held 60% by Allied Gold Corp. of United Arab Emirates.

(6)Joint venture letter of intent signed and subject to final approval.

D.Property, Plant and Equipment

The Company’s business is the acquisition, exploration and development of mineral properties, with a primary focus on exploring for gold properties in Tanzania. Currently, the Company is focused on the development of the Buckreef Project. Historically, the Company has funded its activities by way of the sale and issuance of its common shares and convertible loans. The Company also obtains operating funds through sales of and options to sell its various mineral property interests to other parties, retaining a royalty interest. To date, the activities of the Company within its properties with or without a known body of commercial ore, with or without established mineral reserves, have been exploratory and developmental in nature. Pre-feasibility studies have been completed and published on the Buckreef Project.

Mineral Properties

Buckreef Project

History

The Lake Victoria Goldfields (“LVG”) was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (“RGB”), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement; however, no production figures are available.

Buckreef Exploration History Synopsis

Year	Operator	Work Performed
1959	Tanzania Mineral Resources Division (TMRD) & UNDP	UN-sponsored regional airborne geophysical survey over Rwamgaza Greenstone Belt.
1960-1965	Tanzania Mineral Resources Division (TMRD) & UNDP

Ground based geophysical surveys (magnetics, IP) follow up on regional targets. Discovery of Buckreef Quartz Vein and follow up drilling commenced. 13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth

1968	Tanzania Mineral Resources Division (TMRD)	13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13)
1972	Tanzania Mineral Resources Division (TMRD)	Tanzanian government approved investment decision and Buckreef Gold Mining Company.
Mid-1970s	Williamson Diamonds Ltd	Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1973-79	Tanzania Mineral Resources Division?	Further underground development and 3 diamond drill holes (BGMDD01-03) by BGMC.
1973-1981	State Mining Corporation	CIP treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	State Mining Corporation

Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable. Review of operations by British Mining Consultants Ltd. who found Buckreef assay laboratory assays 65% higher than overseas check assays

1990	State Mining Corporation	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @3-4g/t Au
1992	East African Mining Corporation	Commencement of modern exploration techniques including Aircore, RC and diamond drilling.
1994	East African Gold Mines Ltd	Signing of first Buckreef Gold Mine Re-Development agreement with State Mining Corporation. Additional surface and subsurface gold resources were identified.

1995-2010	East African Gold Mines Ltd / Gallery Gold / Iamgold

Explored 40km of contiguous strike length of the RGB encompassing geophysical surveys (IP, EM & magnetic); 52,737m of RAB & AC drilling; 80,796m RC drilling and 22,197m of Diamond drilling. Several metallurgical test-works for a CIL and/or CIC process plant conducted; Preliminary economic assessment leading to a Feasibility scoping study completed. Project returned to Stamico by IAMGOLD.

2008- 2009	Tanzanian Gold

Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.

2010-2011	Tanzanian Gold

Commenced RAB and RC drilling at Msonga   and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.

2011	Tanzanian Gold

Second Buckreef Gold mine Re-Development JV Agreement signed between Tanzanian Gold Corporation and Stamico. Commenced with detailed review of all historical exploration data and results for an updated NI 43-101 report supervised by Venmyn Rand (Pty) Ltd.

2012-2013	Tanzanian Gold

Additional exploration and resource drilling (33,711m diamond core & 4,459m RC) conducted. Preliminary NI 43-101 report completed by Venmyn Rand (Pty) Ltd that showed a 121% increase in mineral resources. Successfully applied for extension of the Special Mining License area (from 3.4km2 to 16.04km2). Commenced NEMC EIA certification process.

2014	Tanzanian Gold

Awarded NEMC Environmental EIA certification. Metallurgical testwork for heap leach and/or CIL process plant conducted. Geotechnical test-work conducted. Construction of pilot Heap leach process plant commenced. Pilot Mining on South Pit commenced late October 2014.

2015	Tanzanian Gold	Pilot mining continued on South pit. Pilot heap leaching operations commenced.
2016	Tanzanian Gold

Force majeure declared February 2016. First gold pour from heap leach operations. Further Metallurgical testwork for CIL process plant commenced. Buckreef process plant re-dsign into CIL system commenced. Commenced application for an initial 15yr Life of Mine extension for the Special Mining License.

2017-2018	Tanzanian Gold

Applied for and received offer letter for a 10-year renewal of the Buckreef Special Mining License. Published NI 43-101 compliant Updated Mining Reserve Estimate and Economic Feasibility report completed by MaSS Resources (Pvt) Ltd of Tanzania. Subsequent amendment on said report by Virimai Projects (QP) as Zimbabwe published on SEDAR on July 2018 as per OSC directives.

2019	Tanzanian Gold

Carried out first phase of three-phase drill program.  Phase I infill drilling, primarily by RC was to increase in-pit mineable reserves and has been completed.  Phase II is below open pit bottom primarily by diamond drilling to explore continuity of ore zones and had commenced before fiscal year end 2019 and expected to be completed in Q1 2010.  Phase III is in final planning stages and will be commenced upon completion of Phase II.  Geophysical survey has been completed; new surface map has been published; new interpretation of northwest extension; and metallurgical and rock mechanics testing.

Ownership

Prior Ownership

Originally, the Buckreef Project was an advanced exploration project held by Iamgold Tanzania (“IAGT”) prior to July 2009. The Agreement to Redevelop the Buckreef Gold Mine (“ARBGM”) between IAGT and the Ministry for Energy and Minerals included at that point, a single Mining Licence and 12 Prospecting Licences covering 98.19km2.

In July 2009, IAGT applied to surrender all licenses relating to the ARBGM, effective October 25, 2009 and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

Current Ownership, Property and Location

On December 16, 2010, the Company signed a binding Heads of Agreement with STAMICO setting forth the key terms to develop the Buckreef Project for which the Company paid STAMICO US $3,000,000.  On October 25, 2011, Tanzam, a wholly owned subsidiary of the Company, entered into a Definitive Joint Venture Agreement for Re-Development of the Buckreef Gold Mine with STAMICO. Under the Joint Venture Agreement, Tanzam holds a 55% interest and STAMICO holds the remaining 45% interest in the joint venture company called Buckreef Gold Company Limited (“BGC Ltd.”).

Through Tanzam, the Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. STAMICO’s involvement is to contribute the licenses and rights to the property.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year: ( i) for the extension year, on payment to STAMICO of US$500,000; (ii) for the second extension year, on payment to STAMICO of US$625,000; and (iii) for each subsequent extension year, on payment to STAMICO of US$750,000.

During November 2016, the Company received a letter from STAMICO regarding the status of a payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due because that it has certain reasons why the commission date was not met or, in the alternative, may have been met. After a series of discussions during November 2016, the Company and STAMICO resolved this issue, and the Company made payment of US$172,330 to STAMICO and the Company will pay US$382,818 to STAMICO in 24 equal installments out of proceeds of future production.  Through correspondence, STAMICO has confirmed that no further amounts are due.  The Company has accrued for the US$382,818 payment.

The Company has recognized a non-controlling interest (NCI) in respect of STAMICO’s 45% interest in its consolidated financial statements based on the initial payment by the Company to STAMICO and will be adjusted based on annual exploration and related expenditures. STAMICO has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of four directors of Tanzam and three directors of STAMICO, whom are updated with periodic reports and review major decisions. Amounts paid to STAMICO and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under (“BGC Ltd.”).

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart, termed the Buckreef Mining Area (“BRMA”) and the Buziba-Busolwa Mining Area (“BZMA”) and the individual gold deposits within these mining areas have been termed Prospects, as summarized below:-

•BRMA: includes the Buckreef Project, the Bingwa Prospect, Eastern Porphyry Prospect and the Tembo Prospect; and

•BZMA: includes the Buziba Prospect

An extended mining right was granted to Tanzam (Special Mining Licence 04/1992) encompassing the Buckreef, Bingwa, Eastern Porphyry and Tembo Prospect areas. The Buziba Prospect is held under a prospecting licence which is in the process of being converted into either a retention licence or a special mining. Within the BZMA small-scale miners operate under numerous primary mining licences adjacent to our main prospect.

Geology and Mineralisation

The BRMA and BZMA gold deposits are classified as low to medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean RGB within the L of the Tanzanian Craton. The BRMA gold deposits are hosted by a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears, with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

The BZMA deposit is located 25km east of the Buckreef Prospect in the RGB. The principal host lithologies include magnesium rich basalt, co-magmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralisation is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stock works in the felsic porphyries.

Regional Geological Setting

The Buckreef Project is situated within the LVG of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts, which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana. Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production.

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group. The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

Gold mineralisation within the LVG occurs in a number of styles including:-

•quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;

•mineralisation within major ductile shear zones;

•mineralisation associated with replacement of iron formation and ferruginous sediments; and

•Felsic (porphyry) hosted mineralisation, such as within the RGB.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:

•structural lineaments trending at 120º;

•flexures and splays to the 120º trend (such as at Golden Pride);

•structural lineaments at 70º (such as at Golden Ridge); and

•Granite-greenstone contacts (such as at the Ushirombo and RGB).

Local Geological Setting

The Buckreef Project area covers the eastern portion of the eastwest trending RGB, which forms part of the Sukumaland Greenstone Belt. The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses. The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid.

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of eastwest trending, poorly outcropping basaltic flows and overall the RGB varies in width from 5km to 10km. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. The basalts display well preserved volcanic features such as varioles, pillows, and flow top breccias Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies which parallel the flow stratigraphy and which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions. The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth. The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Project  tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists form thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy. The Project host rocks comprise meta-basalt, which is generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef Prospect interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. The high rainfall and sub-tropical climate has resulted in deep laterisation and although there is evidence of localised gold enrichment in the shallow oxidation profiles in both BRMA or BZMA areas, major zones of supergene gold enrichment are not developed in either area. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections, but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

Exploration Status and Project History

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s to early 1990s. A brief description of the historical work conducted during periods 1992-2011 (pre-Tanzanian Gold Royalty) and 2011-2019 (Tanzanian Gold era) is summarized in two sections below.

Pre-TRX era Project History

Apart from the state, several previous owners of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive RC, Air Circulation (“AC”) and diamond drilling programs as highlighted below.

•1994: Signing of Buckreef Redevelopment Agreement (of the project undertook numerous exploration programs including aeromagnetic, helicopter borne IP, and ground magnetic).

•1996: Spinifex Gold of Australia acquires East Africa Mines Ltd.

•2003: Gallery Gold of Australia acquires Spinifex Gold

•2006-2010: IAMGOLD Corporation (Canada) acquire Gallery Gold (project incorporated Buckreef, Buziba, Mawe Meru & Busolwa).

•Work done includes:

➢65,000m of exploration and reconnaissance drilling

➢70,000m of resource definition, metallurgical and hydrogeological drilling,

➢Estimated expenditure of US$12 million on all four projects.

➢Total Buckreef Project mineral resources increased from 1.1 to 1.9 MoZ.

•2010: IAMGOLD Corporation surrendered project back to Stamico after decision to relocate and concentrate on projects in Mali.

•2010: October, TRX Corporation (Canada) signs MOU with Stamico to acquire Buckreef Project.

Iamgold, the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. Historic metallurgical testwork programs were undertaken on both the BRMA and BZMA mineralisation types. The testwork on BMRA material indicated that oxide and transitional material are amenable to treatment using typical CIL processing techniques and fresh material may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s. The testwork results for BZMA mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries for BZMA mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm to 50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.

TRX era Project History and Development

The Company acquired the rights to the Buckreef Project early in 2011 and undertook further exploration work that mainly involved mineral resource confirmation drilling, mineral resource drilling, metallurgical and geotechnical diamond drilling programs as tabulated briefly below.

2011:

•October, TRX Corporation (Canada) acquire Buckreef Gold (project incorporated Buckreef, Buziba) through definitive JV Agreement (55/45% equity) with Stamico.

•TRX engaged Hellman & Schofield (Pty) Limited of Australia to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study

2012:

•TRX engaged Venmyn Independent Projects (Pty) Limited of South Africa to prepare an independent NI 43-101 Preliminary Economic Assessment (PEA)-: pathfinder study evaluating all historical technical and economic parameters of the Buckreef Project (Buckreef, Buziba, Busolwa).

•TRX successfully enalrges SML area from 4km2 to 16km2 to encompass Bingwa and Tembo prospects

2013:

•TRX commences infill exploration & additional resource definition drilling on four main prospects as follows:

•Buckreef Project: 684 drill-holes for 97,287m;

•Tembo Prospect: 74 drill-holes for 5,713m;

•Bingwa Prospect: 136 drill-holes for 12,537m &

•Eastern porphyry: 80 drill-holes for 10,814m.

•TRX engaged ENATA Resources to commence a National Environmental Management Council (NEMC) compliant Environmental Impact Assessment report. Final certification received in 0ctober 2014.

•TRX institutes bulk sample heap leach metallurgical testwork on ores from Bingwa and Tembo using SGS of South Africa.

2014:

•TRX engages Venymn to produce an updated NI 43-101 compliant Independent Technical and Valuation Report.

•ITVR incorporated new technical parameters, exploration results, Mineral Resources to update preliminary mine design, preliminary process design, environmental fatal flaw review and economic analysis on the 2012 PEA report.

•TRX engages contractors to construct Carbon-in-Column process plant and 4 heap leach pads.

•TRX completes 10,000m of Grade control drilling targeting oxide & transition ore on the pilot Buckreef South Prospect (delineated 5 major mineralized zones with a proved reserve of 206,551t @1.54g/t containing 10,225ozs Au within the original mineralization envelope).

•TRX commences pilot mining on Buckreef South (Oct. 2014).

2015/2016:

•TRX continues pilot mining, commences CIC process plant and heap leach pad operation.

•TRX commences the CIC pilot heap leaching on 3 loaded pads in April 2016. Leaching operations run for 9 months and subsequently stopped due to unfavourable un-agglomerated ore conditions.

•Process plant failure leads to Process Plant re-design planning (Emisha Mining Solution engaged).

•Renewal application for SML04/92 submitted (MEM).

2017:

•TRX receives offer letter for the renewal of the Buckreef SML and pays all statutory dues as requested. License extended for further 10-years to 2027.

•TRX smelts 6.6kg of gold dore from the Carbon-in-Column process plant.

•TRX submits 4-tonne bulk sample for further detailed metallurgical testwork with a laboratory in South Africa. TRX engages MaSS Resources Pvt Ltd. of Tanzania to commence and complete an NI 43-101 compliant Mining and Economic Feasibility study. The Report titled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” is published on SEDAR with effective date April 27, 2017.)

•Emisha Mining Solutions continues with detailed CIL process plant designs.

•TRX hosts the new Minister of Mines, Hon. Angellah Kairuki at Buckreef Mine site.

•Buckreef mega-pit site area marked, cleared and surveyed as part of mine development.

•Mining and pit pre-development work on the ground halted while awaiting issuance of renewed SML certificate

2018:

•Detailed planning for 10,000m of close-spaced grade control drilling on the Buckreef main pit finalized.

•The Company engaged Virimai Projects Pvt Ltd. of Zimbabwe to complete Ontario Securities Commission recommended amendments to the NI 43-101 compliant Mining and Economic Feasibility study. Report entitled “ITR

Mineral Reserve Estimation and Pre-Feasibility Study for the Buckreef Gold Mine Project” published on SEDAR with effective date June 26, 2018. This report supercedes all previous ITRs on the Buckreef Project.

•The Company commenced detailed planning for additional deep drilling (diamond core) and resource upgrade drilling (RC) on the main Buckreef Project.

•The Company was in constant engagement with the Ministry of Mines pertaining to the issuance of the renewed SML certificate.

•Mining and pit pre-development work on the ground still on halt while awaiting issuance of renewed SML certificate

2019:

•Under completed Phase I and partially completed Phase II of three phase drill program, the Company has drilled 10,592m (34,751 ft) to September 25, 2019 (34,751 ft), consisting of 6,446m RC and 4,145m diamond drilling.  For further details and assay results, please refer to Plan of Operations – Exploration.

•Geophysical survey has been completed.

•Resource-geology model nearing completion.

•New surface map has been published.

•New interpretation of northwest extension.

•Metallurgical and rock mechanics testing.

•Currently evaluating pilot plant production at site.

Mineral Resource and Mineral Reserve Estimates: Virimai Projects June 2018

On publication of MaSS’ report entitled “Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa”, the OSC conducted a routine review of the report’s contents and raised some queries that necessitated a review of the original report compiled by MaSS. Virimai Projects was then commissioned by Tanzam2000, to carry out an in-depth review of the original report by MaSS with the objective of amending and recompiling the ITR in compliance with NI 43-101.

Virimai Projects subsequently produced an amended Mining and Economic Analysis Pre-feasibility study of the Buckreef Gold Mine Project titled “ITR Mineral Reserve Estimation and Pre-feasibility Study on the Buckreef Gold Mine Project” that takes into account a number of refinements, optimizations and alternatives that will form the basis for TRX to move to Definitive Feasibility Study and development of the Buckreef Project as an open pit mine, which can be brought rapidly into production to benefit from the current favourable gold market conditions.

The scope of work for this study included the following:

•Confirmation of the Mineral Resources as first published by Venymn

•Estimation of Mineral Reserves

•Mining Method Analysis and Selection

•Development and Production Scheduling with Specialized Mining Software

•Optimization of Production rate and Sequencing

•Estimation of Equipment and manpower requirements

•Mining logistics and infrastructure design

•Project Execution Plan

•Capital and Operating cost estimation

•Benchmarking against current operations

•Financial analysis modeling and valuation

•Identification of opportunities, risks and risk mitigation

Virimai carried out a review of the four resource models (Buckreef Main, Eastern Porphyry, Tembo and Bingwa) used in the published estimates and found that the grade estimates were robust. For this reason, Virimai accepted and adopted the resource models for use in the current pre-feasibility study. However, Virimai re-stated the Mineral Resources for two of the resource areas as follows:

•Virimai declared about 10,000t less Inferred Mineral resources as a result of surface correction; and

•85,0000t spread across the categories were removed for the declared Mineral Resources at Bingwa as a result of being located away from the main mineralised zone either located under overburden exceeding 40 m or existing as discrete non-contiguous bodies.

The 85,000 tonnes remains in the Mineral Inventory outside the open-pitable mineral resource from current Mineral Resource projections as summarized in the table below.

NI 43-101 Compliant Re-stated Mineral Resource Estimate for BRMA as at June 26, 2018

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade 0.5g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

Having taken into account a number of economic costing and engineering refinements, optimizations and alternatives, Virimai Projects declared an open-pit optimized Mineral Reserve estimate of 19.08Mt grading at 1.54g/t (excluding the existing mined stockpile) and containing 943,851 troy ounce gold for the Buckreef Project as summarized in the table below.

NI 43-101 Compliant Pit Optimized Mineral Reserve Estimate for BRMA as at June 26, 2018

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources reported inclusive of Mineral Reserves

Cut-off Grade: Oxide/Trans 0.38 g/t Au & Fresh rock 0.41g/t Au

Estimates over variable widths to 1m to 40m

Specific Gravity ranges 2.0 to 2.8

Inconsistencies in totals are due to rounding

55% attributable to the Company

The major highlights from the Technical Mining Feasibility report include the following:

•Conventional open pit mining methods selected in pit designs.

•Over LoM, a total of 19.08Mt of ore with a strip ratio of 8.1:1 will be mined.

•Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.89g/t to be used for process plant commissioning.

•0.944Moz of gold mined over the open-pit life of the project.

•Recoveries of 89% for primary ore and 93%for saprolite ore, utilizing a simple EDS comminution, flotation and leaching process with gravity recovery circuit for free Au component collection.

•0.822Moz of gold will be produced over the open-pit life of the project.

•Initial capital cost outlay estimated at US$76.5 Million and sustaining capital of US$22.95 Million, including closure costs.

•Cash operating costs of $735/oz produced.

•Generation of a positive after-tax NPV of $130.96 million at a 5% discount rate and an IRR of 74%

The Company has incurred total net costs (after recoveries, if any) of $3,588,879 on the Buckreef Project for the year ended August 31, 2019.

Kigosi Project

Property Description and Location

The Kigosi Project area is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. A comprehensive report summarizing exploration work done and results to date was submitted to the Director of Wildlife and Nature Conservation as part of the requisite and mandatory requirements for an application to renew the Kigosi game reserve access permit. It is a statutory requirement to have an access permit to conduct any exploration activities in an area designated as a forest and/or game reserve. On May 31, 2012, the Company was granted a two year permit from the Ministry of Wildlife and Nature Conservation to enter the Kigosi Game Reserve and continue with exploration activities. The Company is evaluating various alternatives for advancing the Kigosi Project by focusing on an area of near surface mineralization.

In December 2012, the Kigosi Access Agreement between the Company (through its subsidiary Tanzam) and the Director of Wildlife, Wildlife Division, Ministry of Natural Resources and Tourism was signed, and in February 23, 2013, the Company (through Tanzam), was awarded the Environmental Impact Assessment Certificate for the Kigosi gold project. Stamico has a 15% carried interest in the Kigosi Project.

On May 30, 2013 the Company announced it had been granted a Mineral Rights and Mining Licence through its wholly owned subsidiary, Tanzam. The Mineral Rights and Mining Licence covers the entire area applied for of 9.91 square kilometres of the Kigosi Project. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed via air from the city of Dar Es Salaam on the Indian Ocean coast to the city of Mwanza on the southern shoreline of Lake Victoria. From Mwanza, a moderately maintained tar road accesses the town of Ushirombo, via the towns of Shinyanga and Kahama, around the southern part of the Lake, referred to as Smith Sound. This trip is approximately 400 km and takes some 5 hours. From the town of Ushirombo one keeps heading east along the main Burundi tar road for approximately 6 km, where a dirt track allows access into the Kigosi Game Reserve.

The southern bulk of the Kigosi Project area is wholly located within the northern sector of the Kigosi game reserve with a third of the licenses being located in the adjacent Nikonga-Ushirombo Forestry reserves further north. As per legal and mandatory requirements, the Company acquired respective renewable permits from the Departments of Game Reserves and Forestry Reserves of the Ministry of Wildlife and Tourism to conduct exploration activities in both the game and forestry reservation areas throughout the year. Access to the main Kigosi exploration camp via the dirt track has been substantially improved by the Company to allow access by four wheel drive vehicles during the rainy season.

The exploration camp at Kigosi is predominantly a tented facility with larger semi-permanent structures employed for offices and storage facilities. Previous construction included the installation of metal containers which will be utilized as living and office quarters. Communications at the camp are via satellite, internet and telephone.

The access track passes over the Shiperenge River, a tributary to the Nikonga River and both are perennial rivers, typically dry in the winter months and overflowing during the October-May rainy season. Three large ponds located on the Nikonga River were the only close source of water until the Company drilled a highly productive water borehole located some 5km northwest of the camp. Drinking water for the camp is pumped via pipeline from the borehole to the camp. The Nikonga and Shiperenge rivers have played a major part in structuring the physiographic landscape in the area. These rivers drain southwards into the Moyowosi and Njingwe Swamps. Small undulating granite hills form the topographic highs, and generally trend northwest. These hills make up approximately 5% of the project area. The climate is typical of an African tropical climate, being hot during the day and cooling down in the evenings. Winters are very mild, but a blanket is needed in the early hours of the mornings. Kigosi falls within a malaria area, and precautions are necessary. Tsetse flies are also present in some parts of the project area. The region is heavily forested, but has only limited wildlife, chiefly small gazelle and baboons.

Geology and Mineralization

The Kigosi-Miyabi granite-greenstone belt and the Ushirombo greenstone belt, form part of two of the greenstone belts within the Nyanzian Archaean greenstone terrain in northwestern Tanzania. These belts host small-scale artisanal workings at Luhwaika and Igunda within the core project area at Kigosi and further to the southeast. The Ushirombo Greenstone Belt has been extensively explored by geologists and small scale miners. It consists predominantly of mafic volcanics with lesser meta-sedimentary rocks across an east-west trending belt some 50 kilometres in strike. Gold mineralization generally occurs in narrow quartz veins. The Kigosi-Miyabi Greenstone Belt has been less explored, mainly because of the location within the Kigosi Game Reserve.

Several prominent regional scale NW trending structural lineaments, interpreted as regional shear zones, appear to be the major conduits and controls for the localization of gold mineralization in the Kigosi area. There is also a prominent NNW trending set of regional scale lineaments that are believed to be deep seated sources of the gold bearing fluids.

The Company previously discovered three previously undocumented shear-zone hosted gold mineralized targets and it has also established the presence of a surface to sub-surface horizon of unconsolidated residual in-situ auriferous vein quartz rubble on the Kigosi Property, forming a part of the Company’s Lake Victoria Goldfield Properties held through its subsidiary, Tanzam.

The Kigosi Mineral Resource estimate September 2009 includes Mineral Resources from several prospects each with primary mineralisation in shears and secondary mineralisation in alluvial gravels. No cut-off grade was applied to the shear hosted mineralisation and a cut-off of 0.1g/t Au was applied in the case of the gravels just as nominal indicator of the presence of mineralisation. The Kigosi prospect is an early exploration project and no specific costing exercises have been yet been conducted that could be used in an economic cut-off grade calculation. Nonetheless, the effect of introducing and changing cut-off grades was provided in the document as an indicative exercise. The parameters pertaining to prospects for economic extraction in the Victoria Goldfields are well known, and the grades and style of mineralisation reported for the Kigosi prospect were considered relative to this benchmark.

Luhwaika Quartz Rubble Deposit

A brief summary of the work done on the Luhwaika Quartz Rubble Deposit and the Msonga Prospect are briefly summarized. Historical summaries for Luhwaika and Igunda Prospects are also briefly described.

During a previous detailed vertical RC-drilling program on the Luhwaika Prospect, the Company established the presence of a consistent and sizeable near-surface quartz-rubble bed with a potentially significant economic potential. The Luhwaika Prospect is host to a potentially economic quartz rubble deposit which is likely a direct result of surface collapse and erosion of the Luhwaika Main and West reefs. Artisanal mining activity has concentrated on this loose quartz rubble deposit which is easily accessible for mining. High grade quartz rubble has so far been identified in three areas: the Luhwaika West reef, the Luhwaika Main reef and the Luhwaika East area. The Company completed a detailed bulk sampling program on this potentially economic quartz rubble bed.

Bulk Sampling Program

The Company initiated a pit bulk sampling campaign between September 2010 and February 2011. The nature of this exploration was the collection of composite channel sampling from the pit side walls as a way of providing an indication of the in-situ grade. The bulk sample itself was fed through a mobile modular gravity separation plant located at the main camp. The extent of the exploration was on a small scale and included 43 excavated and channel sampled pit bulk samples. Only 18 of these pit bulk samples underwent the full excavation, channel sampling and pilot plant testing within the four month period. The objective of the pit bulk sampling campaign was to provide confidence in the gold grades for the already finalised resource model for the quartz rubble deposit and to ascertain the free gold recoverability using a rudimentary pilot plant as a low cost exercise.

The Company utilised an in-house geologist and field assistants to carry out the pit bulk sampling. Excavation was conducted with a small excavator and a single dump truck. Excavation was monitored by the geologist to ensure uniformity of the excavation and to stop the hole once the mottled zone had been reached. The mottled zone was also dug out as part of the bulk sample to a further depth of ~0.5m below the quartz rubble.

The location of the bulk sampling pits was defined by the then Senior VP, Mr. R. Van Der Westhuizen, based on the earlier RAB drilling and various other requirements. The pit co-ordinates were emailed to the field geologist who then located the pit using a hand-held GPS and staked the limits on an east-west orientation. A 5.0m x 2.5m x 2.5m pit was measured out with tape and staked. The sizing of each pit was targeted to yield approximately 80t of bulk sample. No specific grid size or spacing was used for the pit location.

Luhwaika Prospect

Gold mineralization at the Luhwaika Prospect occurs in a series of sub-parallel and variably auriferous shear zones. The geological setting of the Luhwaika Gold Prospect shows many characteristics that are typical of classic mesothermal lode gold deposits.

At Luhwaika, two principal shear zones have been identified: the Luhwaika Main and Luhwaika West reefs. These reefs carry significant gold mineralization as evidenced by strike extensive small-scale mining and exploration shafts, and more recent drill results. The gold mineralization in the Luhwaika Main reef is structurally controlled, consisting mostly of lodes of laminated quartz veins impregnated in strongly sheared and altered quartz sericite schist with occasional massive tabular whitish-grey quartz vein blow-outs. These veins are shear hosted, with lesser extensional veins noted in outcrop in the granite host rock.

The Luhwaika West reef, located 100-200m in the hanging-wall and sub-parallel to the Luhwaika Main reef, consists mainly of shear-zone hosted tabular quartz veins that often contain irregular hematite filled fracture surfaces.

Igunda Prospect

The structural setting of the Igunda Gold Prospect is similar to that of the Luhwaika Prospect with the exception that the former is hosted in mafic greenstone rocks intruded by lenses of felsic granitoids including quartz-feldspar porphyry. At Igunda, two principal shear zones have been identified: the Igunda A and B reefs. Closely associated with the reefs are sub parallel quartz feldspar porphyry units.

Gold mineralization is structurally controlled and the Igunda Reefs are localized in two sub-vertical dipping northwest striking shear zones, dipping steeply (75º – 85º) to the northeast. Gold mineralization also occurs in the host wall rock up to over a meter and is not confined to the veins.

Msonga Prospect

Drilling

The Msonga Prospect is situated in the far northeast of the Kigosi license area. The earlier geochemical and structural studies covering this area had identified the presence of a substantial (7 km long) Au-in-soil anomaly hosted in mafic greenstone rocks. Dominant regional structures in the area (Ushirombo greenstone belt) generally trend east-west and are associated with the development of swarms of auriferous quartz veins such as those being currently mined by small-scale miners in the Katente area at Ushirombo. The Msonga Prospect is located ~3-5km along strike from these artisanal workings, and as such it was considered conceivable that the Msonga Prospect represented a similar setting to the Igunda Prospect (i.e., a greenstone and shear zone hosted gold deposit).

During the period mid-2009 to early-2011, the Company conducted a single phase of widely spaced RAB drilling covering the 7km-long Au-in-soil anomaly outline. From early 2010 to June 2011, the Company conducted two phases of RC drilling. The first phase of RC drilling comprised short vertical RC drill-holes mainly investigating the area’s potential for gold mineralization in a distinctive auriferous surficial lateritic quartz rubble deposit. The second phase of RC drilling comprised inclined RC drill-holes to mainly investigate the east-west strike extension of the auriferous quartz veins associated with the nearby Katente Prospect. A total of 148 inclined RC holes were drilled on the Msonga Prospect.

Subsequent modelling and krigging was conducted on the deposit. However, no mineral resources could be declared for Msonga Prospect due to the very low average grade, the paucity of sampling and a lack of geological control for mineralisation. The current targets at Msonga prospect are therefore, classified as minor gold occurrences only.

Kigosi Exploration History

The exploration history of the Kigosi Property from 2006 to 2019 is summarized as follows:

Kigosi Exploration History Synopsis

Year	Operator	Work Performed
1990	Barth	Production of the regional geological map of granite-greenstone belt south of Lake Victoria
Early 1990s	Pangea Goldfields Inc/ Iscor	Rotary Air Blast (RAB) drilling in Msonga prospect area (Kigosi North). No records available
Early 1990s	Artisinal Miners	First evidence of artisanal working in the Kigosi area. No records available for gold extracted by the artisanals.
1994	Tan Range	Acquires gold properties for exploration in Tanzania.
1998	AngloGold	Acquired rights to nine licenses associated with the Kigosi area.
1999	Geodass	Conducted regional geophysical survey (airborne magnetics, radiometric and VLF-EM) over Ushirombo greenstone belt, including the Kigosi area.
1999	Tan Range	Helicopter visit to Luhwaika and Igunda artisanal workings. Signed option agreement with Anglo for the Kigosi North Property.
2003	Geoscientific and Exploration Services Ltd (Geoscientific)	Conducted a regional LandSat interpretation on the Kigosi Project area.
2003	J Klein (Independent Consultant	Reviewed and interpreted 1999 geophysical survey data
2003	AngloGold Ashanti	Detailed regional airborne geophysical survey and soil sampling survey
2004	AngloGold Ashanti & Tan Range

Follow up of anomalies with soil and termite mound sampling. Identification of Msonga, Bungoni, Luhwaika and Igunda Prospect area. Geological and regolith mapping conducted. Limited sampling from pits, streams and trenches.

2005-2006	AngloGold Ashanti & Tan Range	Temporary suspension of exploration activities due to permitting issues for access into Kigosi Game reserve area. JV arrangement maintained.
2007	Tan Range/ Tanzanian Gold

JV agreement with AngloGold Ashanti terminated & Tan Range changes name to Tanzanian Royalty Exploration Corp. Commenced with exploration at Kigosi in September. Exploration included biogeochemistry and induced polarisation surveys.

2008- 2009	Tanzanian Gold

Continues with exploration and starts RAB, RC and DC drilling at Kigosi on the Luhwaika and Igunda Prospects. Completed drilling at Luhwaika and Igunda Prospects. 3D modelling completed and resources declared for both.

2010-2011	Tanzanian Gold

Commenced RAB and RC drilling at Msonga   and Commenced and subsequently ceased bulk sampling of Luhwaika quartz rubble deposit (four months later). Completed drilling at Msonga. 3D modelling completed. No resource declared on Msonga.

2013	Tanzanian Gold	Applied for and granted Mining License (ML496/2013) covering Luhwaika and Igunda Prospects
2014-2016	Tanzanian Gold	Kigosi game reserve access permitting issues forced a stop to all activities on the project.
2017-2018	Tanzanian Gold	Evacuation of Luhwaika base camp while access negotiations are pursued.
2019	Tanzanian Gold	Care and maintenance.

The Company has incurred total net costs (after recoveries, if any) of $45,945 on the Kigosi Project for the year ended August 31, 2019. The Kigosi Project is currently in the care and maintenance stage.

During 2019, the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.  l.  In light of the Company’s focus on the Buckreef Project, the Company recorded a write off of $12,769,216 related to the Kigois property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

Lunguya Project Area

Property Description and Location

The Lunguya Property is located in the Kahama District of Tanzania. The Lunguya Property is situated in the Lake Victoria Greenstone Belts, approximately 100 kms by air to the southwest of Mwanza and about 15 kms south of Bulyanhulu. With respect to Lunguya PL 1766/01, in January, 2003, a Shareholder’s Agreement was entered into wherein a new company, Lunguya Mining Company Limited (“LMC”), was created to form a joint venture between Northern Mining and Consultancy Company Limited (“NMCCL”), Tanzam and LMC. Tanzam has a 60% shareholding and NMCCL has the remaining 40% shareholding in LMC.

In February 2010, the Company entered into an Option and Royalty Agreement with Joseph Magunila and Partners (“JMP”) over an area in the Kahama District of the Shinyanga Region in Tanzania 100% owned by JMP. The agreement grants the Company an option to acquire up to 90% of JMP’s interest and/or, at the sole discretion of the Company, to enter into a mining and exploration services agreement. The Company paid US$90,000 for this option.

In late 2015, the Option and Royalty Agreement between Joseph Magunila and the company became null and void as the Company relinquished its interest in the Primary Mining Licenses.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lunguya Property can be reached by plane from Mwanza to an airstrip accommodating Bulyanhulu or by road via Geita up to the Bulyanhulu/Kahama road intersection. From Kahama, the property is located approximately 8 kms to the south, toward Lunguya village. Secondary roads and trails traverse the property. The Nyamakwenge Reef, located in the northeastern part of the property, can be accessed using a 12 kms dirt tract passing to the north of the property. Climate and elevation are similar to the Luhala Property.

Very little outcrop (less than 1%) has been identified at Lunguya. The entire property is flat and covered largely by granitic sands and grey orange laterities derived from granitic sources. Like Luhala, Lunguya is actively cultivated, but also is being actively mined by a few score artisanal miners along the trend of the Nyamakwenge Reefs. No significant infrastructure, power or water is available on site. However, the entire infrastructure of the region including electricity, air transport, health clinics, schools, and improved road networks, have been greatly improved due to the proximity to Barrick’s Bulyanhulu mine, some 20 kms to the north.

History

Lunguya Exploration History Synopsis

Year	Operator	Work Performed
1999-2001	Tan Range	Acquire prospecting licenses. Review of regional aeromagnetic data as part of regional prosctive target identification
2002	Tan Range	Regional scale soil surveys. 4 regional anomalies identified
2003-2004	Tan Range	Follow up detailed soil surveys, ground IP surveys, Biogeochemistry (BGC) surveys identified Luhawika North (Bulynhulu replica?) Shilela, Nyikoboko & Nyaamakwenge prospects.

2005-2006	Tan Range	Phase 1 auger drilling, RAB/RC/Core drilling on selected targets on 3 of the 4 prospects.
2007-2008	Tanzanian Gold	Conducted detailed ground magnetics and IP surveys on Shilela, Nyamakwenge & Nyikoboko prospects
2009	Tanzanian Gold	Signed Option & Royalty Agreement on Primary Mining Licenses covering the Nyamakwenge prospect
2010-2012	Tanzanian Gold	Detailed RC and diamond core drilling on Nyamakwenge prospect (Reef and gravel resource definition-internal report). Lost main license over Luhwaika North (Buly-type?) prospect inadvertently.
2013-2015	Tanzanian Gold	No field work conducted. JV agreement on Nyamakwenge terminated in late 2015.
2016-2019	Tanzanian Gold	No field work done. Review of project conducted internally.

Geology

The very limited outcrop exposures on the Lunguya concession necessitate development of a geological and interpretive environment largely based on geophysical interpretations.

Regionally, Lunguya is located near the eastern terminus of the inner volcanic arc, lower Nyanzian, of the Sukumaland Greenstone belt. The succession is dominated by tholeiitic volcanic rocks containing lesser felsic tuffaceous rocks and argillaceous horizons cut by thin quartz porphyry dykes and sills. The thick, banded iron formation and felsic flows characteristic of the outer arc Upper Nyanzian sequence are absent. Most of the map scale granite – greenstone contacts strike north-south. No information is available with respect to the orientation of sub-surface contacts.

At Lunguya, all currently known, auriferous structural zones track at an oblique angle, the eastern granodiorite-mafic volcanic contact. Auriferous veins strike at 020° to 030° with the dominant intrusive volcanic contact trending at approximately 360°. On the property scale, two 330° trending fault structures are interpreted to offset the Lunguya vein into two fault repeated vein segments, having strike lengths of approximately 180 and 300 m. A few score artisanal miners have exploited these veins to a depth not exceeding 30 verticalm subsurface. A second set of auriferous reefs, the Nyikoboko Reefs, are located 12 kilometres to the south. This area is associated with a smaller set of largely inactive artisanal dumps and workings.

Based on the aeromagnetic data a model has been proposed whereby a large NS trending shear zone is believed to exist below a thick black cotton soil (mbuga) cover. The thin veins associated with the Nyikoboko and Nyamakwengwe reefs probably represent secondary structures from the main shear. This idea has been tested using biogeochemistry.

Mineralization

Lunguya is a mineralized brittle ductile strain zone, developing internal to a major granite-greenstone contact. Gold is associated with one fault offset vein which is likely broken into two segments, the Western and Eastern reefs. Lesser veins are also present. Initial sampling of artisanal vein waste dumps indicated the presence of well mineralized dump samples. The site contained greater than 200 of these small pits-shafts ranging from 1 to 20m deep.

Diamond drill and RC programs at Lunguya have demonstrated geological continuity of the Nyamakwenge West and East Reefs but weaker continuity of grade. The difficulty in obtaining representative gold grades from small core samples of vein material containing coarse particulate gold is a well documented phenomenon. Widths in these boreholes are approximately true widths and the boreholes have been collared roughly perpendicular to the strike and dip of the mineralized structural zones.

Exploration

In November 2010, the Company announced positive results from laboratory test work on surface quartz rubble collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania. The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the quartz rubble which is essentially broken and fractured surface rock.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis).

Bulk samples were collected from random pits within the Lunguya PML in February 2010.  RC drilling began at Lunguya in June 2011. The program was intended to confirm evidence of reef mineralization identified during the 2002 RC and diamond drilling program in the area.  A total of 14 drill holes consisting of 1,247m were completed during the month. A number of narrow, parallel, moderate dipping shear structures hosted in granite were intersected.  The shears are possibly related to those hosting gold mineralization in the area.

The RC drilling program continued at Lunguya in August 2011, demonstrating the continuity of Nyamakwenge reefs to the southwest of the prospect. Two sets of quartz vein in sheared granite were identified during the drilling program in 2002, with their thickness ranging from 1 – 8m thick. During 2011 RC program another two sets of quartz reefs were identified, with their thickness ranging from 2 to 20m. These two new sets of quartz reef have similar characteristics with the first sets of quartz veins identified.

During the period ended August 31, 2019, no direct property work was conducted on the Lunguya property. The Lunguya Property is currently in the care and maintenance stage.

The Lunguya Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Itetemia Property

Property Description and Location

The Itetemia Property is located in the Mwanza Region of the Lake Victoria Greenstone Region, Tanzania, approximately 90 kilometres by air southwest of the city of Mwanza, situated on the south shore of Lake Victoria.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed via local roads from Geita or by plane from Mwanza to an airstrip accommodating the neighbouring Bulyanhulu Mine, owned by Barrick. The Barrick airstrip is 3.75 km west of the western boundary of the Itetemia prospecting license, and approximately 4 km northeast of the Nyamykonze village. Local resources are available at Mwanza, located on the southern shore of Lake Victoria.

The topography in the region and on the property consists of large flat-lying areas surrounded by numerous small hills. The hills have elevations of up to 100 m above local terrain. The hills are thickly vegetated and access is only possible along cut lines. Little outcrop exists on the property. The climate is similar to the rest of the region. The rainy season starts in November and lasts to the middle of April, but precipitation is irregular from one season to another. The dry seasons are usually hot. Mwanza, located along the southern shore of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area. Dwellers in the area of the Itetemia Property, such as the neighbouring Nyamykonze village, are traditionally subsistence farmers and ranchers, and have limited mining experience from the Bulyanhulu operation and numerous small scale activities. Water for the purpose of mining and processing is not readily available in the region; however, a pipeline from Lake Victoria built by Barrick for its Bulyanhulu Mine, provides an adequate supply.

The large, relatively flat terrain surrounding the known gold mineralization may be suitable for potential tailings and waste rock storage and for heap leach pads and a potential processing plant. Electric power is available via the national grid within 5 km; due to the unreliability of such power, alternative forms of residual or back-up power would be necessary for mining or processing operations, such as diesel power generation used by Barrick at its Bulyanhulu mine.

Ownership

Prior Ownership

With respect to one Itetemia prospecting license, the interest of the Company was acquired from Stamico pursuant to a joint venture agreement dated July 12, 1994 (the “Stamico Venture Agreement”). The Stamico Venture Agreement obligated the Company to make two initial payments of TSh$1,000,000 and US$7,200 to Stamico, both of which were satisfied.

The Company’s Interest

Through prospecting and mining option agreements, the Company has options to acquire interests in several Itetemia Property prospecting licenses. The prospecting licenses comprising the Itetemia Property are indirectly held by the Company through the Company’s subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement, as amended June 18, 2001 and July 2005, which provides, among other things, that:

1.Tancan had to pay Stamico, on execution of the Stamico Venture Agreement, the sum of US$7,200 (as an advance against the 2% gross revenue royalty) and TSh1,000,000.

2.Tancan and Stamico were to form a joint venture company for the purpose of holding the prospecting license that shall be held 10% by Stamico (with no obligation to contribute) and 90% by Tancan, which was effected through the formation of Itetemia Mining Co.

3.Stamico is entitled to acquire an additional 20% interest in the joint venture company by paying a sum equal to 20% of the cost of placing the property into commercial production based on the feasibility study, if and when submitted to the Government of Tanzania for such purpose.

4.Tancan shall assist Stamico in raising the required capital to exercise the right referred to in (3) above.

5.Tancan was to expend the sum of US$25,000 in the first year and US$50,000 annually thereafter in relation to the training of Tanzanian personnel.

6.Upon commencement of commercial production, Stamico shall receive a 2% gross revenue royalty, which shall be increased to a 2.5% gross revenue royalty should a mine on the Itetemia prospecting license produce recoverable gold in excess of 12 grams per tonne.

7.Tancan shall pay to Stamico, as an advance against the 2% gross revenue royalty, the sum of US$7,200 on or before every anniversary of the Stamico Venture Agreement up until the development phase, upon and after which the annual sum of US$10,000 shall be paid as an advance against such royalty.

8.Tancan shall show preference to Stamico for the provision of local materials and services during the period of mining operations.

9.As amended July 2005, Tancan had to pay to Stamico the sum of US$15,000 on or before July 12 of 2006 and 2007, and ending upon commercial production, provided that commercial production commences by December 31, 2007, failing which the aforementioned payment shall be revisited. As expected, commercial production did not commence by December 31, 2007. In 2008, the annual option fee was renegotiated to US$25,000 per annum until commercial production.

10.Tancan may assign its rights under the agreement, subject to the prior written consent of Stamico.

The Itetemia prospecting licences are adjacent to Barrick’s Bulyanhulu gold mine.

History

The exploration history of the Itetemia Property from 2006 to 2019 is summarized as follows:

Itetemia Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	In-house evaluation. 4-hole diamond drill program
2007	Sloane	Planned 2000 m RC drill program and 3000 m infill diamond drilling program.
2008	Sloane	First phase drill program consisted of 10 Reverse Circulation (RC) aggregating 1,489m. Eight diamond drill holes were drilled totalling 2,286.5m.
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company

Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling, completion of study, which was contracted to MaSS Resources Company Ltd., submission of the Final Itetemia Gold Project (IGP) Study by MaSS Resources company, Environmental Impact Assessment (EIA) study on the Itetemia Gold Project (IGP), which was contracted to Efficient Consultants environmental experts. The EIA study is ongoing and completed activities include - Visit to site, conducting consultative meetings with stake holders, consultation with OSHA officials & Lake zone mines officer, project registration with NEMC, submission of brief project report to NEMC for project screening, preparation of Scoping Project Report and Terms of Reference (ToR) for management approval before submission and the submission of the Scoping Report to NEMC for approval.

2015	Company	EIA study report approved and ESIA certificate issued. Application to convert PL into Mining License procedures have commenced
2016 - 2019	Company	Itetemia Mining License Application no/01722 submitted on 4th November 2015 still under review by the Ministry of Energy and Minerals. No fieldwork conducted pending resolution on application.

Geology

The Lake Victoria area contains 12 Archean Nyanzian greenstone belts which are surrounded by and have been interrupted by numerous granitic intrusions. The Nyanzian belts comprise a volcano-sedimentary sequence composed of mafic to felsic volcanics (lavas and tuffs), BIF and shales. The greenstone belts have been grouped into locally distinct geographic regions. One of these regions is the Southwest Mwanza Region which includes a large area south of the town of Mwanza, located on the south shore of Lake Victoria. There are five greenstone belts in the Southwest Mwanza Region, one of which is the Ushirombo belt. The Ushirombo belt is an east-west trending belt, the eastern end of which is located approximately 25 km west of the southern end of Smith Sound on Lake Victoria. The eastern end of the belt is arcuate in shape and trends northerly tangential to the northwestern flank of the Siga Hills.

The Itetemia Property is underlain by the northerly trending eastern portion of the Ushirombo Nyanzian greenstone belt. Granite underlies the eastern and northern portions of the property. The greenstone/granite contact trends northerly through the east-central portion of the Itetemia prospecting license and through the central portion of the Itetemia East prospecting license onto the Itetemia Village license; at which point, the contract tends westerly through the Mwingilo license cutting the northeast corner of the Ngula license. Sixty percent of the Itetemia, Itetemia North and Ngula licenses are underlain by the Nyanzian greenstone belt. The remaining 40% is underlain by granite. Granite variably underlies 90 to 100% of the Itetemia East, Itetemia Village and Mwingilo prospecting licenses. The Mbuga soil covers 10 to 40% of the property.

Mineralization

The sulphide mineralization encountered on the Itetemia Property comprises massive to semi-massive, stringers, veins and veinlets, disseminated and nodular mineralization. The types of mineralization are (i) sulphides associated with volcanism activity; (ii) remobilized sulphides associated with deformation (shear hosted); and (iii) sulphides associated with sedimentation. The gold and metallic contents associated with this mineralization are variable and the relation between the grades and the mineralized type is not well known at this stage.

The massive to semi-massive sulphide mineralization seems to be related to volcanism. It occurs in two areas on the Property. One area is located in the northern part of the licenses and has been intersected by the hole ITDD-06. More than 30 m. of sulphides were intersected at the contact between a QFP and an argillite horizon separating two pillowed basalts. The sulphide content ranges from 10 to 90% pyrrhotite, 2 to 5% pyrite, trace to 5% sphalerite, trace to 1% copper.

The Golden Horseshoe Reef mineralization occurs as massive sulphide veins locally ranging from 15-30 cm wide. Sulphides dominantly appear in veins/veinlets less than 5 cm wide in felsic volcanic rocks. Five to thirty percent pyrite-pyrrhotite is common over sections of 1 to 15 m along the holes. They are sub-concordant and parallel to the schistosity. The strong shearing at the Golden Horseshoe Reef probably represents a remobilization of the sulphides.

Exploration

The majority of the exploration work in 2007 consisted of RC and diamond drilling, along with limited ground geophysics. Exploration crews were mobilized to the Itetemia Property in August 2007 and drilling commenced in mid-September. The first phase drill program completed 10 RC holes aggregating 1,489m and eight diamond drill holes totaling 2,286.5m. The drill program targeted the shallowest part of the previously established Golden Horseshoe Reef with a view to developing an open pit resource with a notional floor level of 200m below surface. In support of preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50m spacing. A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

The Company is reviewing various alternatives for advancing its Itetemia Property. Previous studies have indicated that the Golden Horseshoe Reef (GHR) represents a small, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations.

During the period ended August 31, 2019, no direct property work was conducted on the Itetemia property.

The Company has incurred total net costs (after any recoveries, if any) of $nil on the Itetemia Property for the year ended August 31, 2019. The Itetemia property is currently in the care and maintenance stage.

During 2019 the Company received a notice of rejection of the mining license application for the Itetemia Property, for failure to have complied with certain regulations.  The notice sent by the government did not follow due process under Tanzanian law and, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification.     In light of the Company’s focus on the development of the Buckreef Project, the Company recorded a write off of $6,059,044 related to the Itetemia Property (year ended August 31, 2018 - $nil).

Luhala Property

Property Description and Location

The Luhala property is located in Misungwi District of Mwanza Region of Tanzania. It lies approximately 70 kilometres south of the city of Mwanza. The Luhala prospecting licenses are in good standing with respect to required filings and payments with the Government of Tanzania.

The target on the Luhala property is gold stockwork mineralization associated with felsic rock units in dilatational structures.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Luhala Property is via the main Mwanza – Shinyanga road, which is a single lane, good to excellent quality, asphalt highway. To access the property, one drives approximately 45km to the south of Mwanza, where a dirt road from a junction at the settlement of Manawa, leads southwest to the town of Misasi. The property has year round access, although seasonal winter rains, December to March, may result in flooding in low lying areas which are dominated by mbuga (black organic rich laustrine flood soils). Most lowland areas are under active cultivation, corn, rice, beans and mixed crops, by subsistence farmers. Low scrub and thorn bushes cover the small hills. The area has been, for many years, deforested by local agricultural practices.

At Luhala, the mean elevation is approximately 1,200 m above sea level, with a series of small sub-rounded hills, rising up to one hundred meters above the surrounding plain. These hills are typically formed by either resistive iron formations or felsic volcanic rocks. Mafic volcanic rocks weather recessively and are typically only exposed in trenches through well formed laterite profiles. Laterite development is extensive with brick-red laterites overlying weak mottled zones and saprolites at a depth of approximately 3-5m. Deep weathering penetrates 45 - 60m vertically within the subsurface.

An enthusiastic and competent labor force is available through the surrounding villages, and local people have been routinely hired during the trenching, drilling and soil sampling programs conducted on this property. However, no other significant infrastructure is available.

History

Luhala has had a significantly more protracted exploration history than Lunguya, beginning with the initial exploration by the then Tanganyikan Geological Survey in 1947. The exploration history of Luhala since 2006 to 2019 is summarized as:

Luhala Exploration History Synopsis

Year	Operator	Work Performed
2006	Tancan	Diamond drilling, RC drilling
2007	Sloane	Follow-up exploration planning
2008	Sloane	Data analysis
2009	Sloane	Data analysis
2010	Sloane	Data analysis
2013	Company	In-house evaluation
2014	Company	Continued in-house evaluation
2015	Company	Continued in-house evaluation/property maintenance
2016-2019	Company	No fieldwork conducted. Property maintenance observed.

Geology

Luhala is found within the eastern portion of the Buhungukira Belt, a local place name assigned to one of the eight greenstone belts in the Lake Victoria District. These rocks are believed to be the eastern continuation of the Geita Greenstone Belt and consist of dominantly Upper Nyanzian rock sequences.

In the Luhala area, the predominant structural grain is dominated by an early deformational event which has deformed all supracrustal rocks into tight, south to southwest plunging, west overturned, synforms and antiforms. The short limbs of these folds may have east-west strikes and modest, 40 degree south dips. The long limbs of these folds have north to northeast strikes and generally much steeper, 60 – 80 degree, and east dips.

At Luhala, three principal mineralized zones have been identified. These include Kisunge Hill, Shilalo South, and Shilalo West. All of the three principal mineralized areas are linked by a common southwest plunging antiform, the limbs of which are separated by 500 to 800m and converge just south of Line 6200 E and 3800 N. Mineralization to Kisunge Hill is associated with a chert – felsic volcanic contact. As Shilalo South, structurally controlled gold mineralization closely tracks the position of a massive to locally well-bedded chert or cherty iron formation. The results of diamond drilling in Shilalo West strongly outline the importance of the felsic volcanic - chert – structural sites and gold association. For example, borehole LSD – 08A is collared in the hangingwall to the Shilalo West mineralized zone, traverses the host rhyolite-chert lithology, and terminates in the footwall. This borehole intersected significant gold mineralization of 3.55 g/t Au over 5 m near the hangingwall contact of the felsic volcanic rocks, and is mineralized repeatedly at over one gram ranges throughout much of the felsic host interval, which in this borehole is over 35m thick.

The felsic volcanic rock package at Shilalo West once again presents an excellent structural site for the development of dilatant sites and gold mineralization. As of Shilalo South, a well defined planar, brittle-ductile structural zone was not identified at Shilalo West. Gold distribution is likely related to the presence of extensional and shears extensional veinlets, which are developed within the felsic volcanic rocks at or near, the felsic volcanic “red tuff” contact.

Exploration

During the year ended August 31, 2019, no site-based exploration work was conducted on the Luhala Property.

At Luhala, three principal mineralized zones have been identified: Kisunge Hill, Shilalo South, and Shilalo West. Gold mineralization is associated with zones of diffuse silicification, localized around small scale fractures within competent chert and felsic volcanic rock units.

Mineralization

At Luhala, gold mineralization is associated with zones of diffuse silicification, localized around small cm and mm scale fractures within competent chert and felsic volcanic rock units. Major discordant vein structures are not identified and planar high strain zones are absent.

No specific gravity data have been calculated for any of the rocks cored in these intervals and without strong cross sectional control, no reliable resource estimates for any of the principal mineralized zones at Kisunge, Shilalo South and Shilalo West may be calculated.

Historical Drilling

The Phase 7 drill program at Luhala was completed in August 2006 and consisted of nine diamond drill holes aggregating 991m. All the holes tested the eastern limb of the Kisunge Main Zone. Among the better intercepts reported from this program was 3.07m @ 6.87 g/t. Within this intercept was a 1.44m interval averaging 10.95 g/t. Invaluable structural information was obtained from the Phase 7 diamond drilling program which will be utilized in the planning process for follow-up exploration.

The Company has incurred total net costs (net of recoveries, if any) of $2,733 for the year ended August 31, 2019. The Luhala Property is currently in the care and maintenance stage.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intention to focus on and develop the Buckreef Project (year ended August 31, 2018 - $nil).

The Luhala Property is without known mineral reserves and any exploration program is an exploratory search for ore.

Item 5.Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended August 31, 2019 and 2018, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.  Discussion and analysis of the financial condition and operating results of the Company for the years ended August 31, 2018 and 2017 are included the Company’s Form 20-F for the year ended August 31, 2018 as previously filed with the SEC.

Fiscal Year Ended August 31, 2019 Compared to Fiscal Year Ended August 31, 2018

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2019 were $4,067,153 compared to $2,992,551 for the year ended August 31, 2018.  Out of the net additions, $929,596 (2018 - $1,703,323 increase) represents an increase/decrease due to foreign exchange in the current period on functional currency.   The increase excluding these amounts saw expenditures of $3,137,557 for the year ended August 31, 2019 compared to $1,289,228 during 2018.  The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the current fiscal year.  The Company also recorded a write off of mineral properties in the amount of $22,229,752 during the year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the properties are under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Net loss for the year ended August 31, 2019 was $30,417,517, compared to a net loss of $7,097,397 for the comparable year ended August 31, 2018.  For the three month period ended August 31, 2019 and 2018, there was a net loss of $25,471,720 compared to a net loss of $2,076,711, respectively.  Net loss increased during the current year primarily due to the write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  Net loss also increased due to an increase in professional fees driven by an increase in legal fees in connection with outstanding litigation which increased the loss for the three month period and year ended August 31, 2019, as well as a loss on fair value of the derivative in gold loans of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31 2018.  These increases were offset by the decrease in share based payments, amounting to $236,000 during the year ended August 31, 2019 compared to $1,598,883 in the comparable year ended August 31, 2018.

Variances in expenditures are set out below:

For the year ended August 31, 2019, depreciation expense was $353,115, compared to $386,845 for the year ended August 31, 2018. The decrease of $33,730 is due to a lower overall capital assets base as there were minimal additions during the current and prior fiscal year.

Consulting fees for the year ended August 31, 2019 were $1,159,991, compared to $938,569 in the comparable year ended August 31, 2018.  Consulting expenses were higher during the period due to timing of various consulting work, primarily related to the Buckreef Project as well as regulatory matters during the year.  Consulting fees for the three months ended August 31, 2019 were $475,451 compared to $241,471 in the comparable period ended August 31, 2018. The reason for the increased expense during the three month period is due to reclassifications of expenses between accounts.

Directors’ fees for the year ended August 31, 2019 were $111,625, compared to $111,625 in the comparable year ended August 31, 2018.  For the three month period ended August 31, 2019, director fees amounted to $27,906 (2018 - $27,906).  The amounts were the same as prior year.

Office and general expenses for the year ended August 31, 2019 were $185,268, compared to $121,757 in the comparable year ended August 31, 2018.  Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures.  For the three month period ended August 31, 2019, office and general expenses were $54,642 compared to $26,819 in the comparable period ended August 31, 2018. The reason for the increase is the same as for the year ended August 31, 2019.

Shareholder information costs for the year ended August 31, 2019 increased to $378,177 from $343,658 for the comparable year ended August 31, 2018. The amounts were consistent between the two periods.  For the three month period ended August 31, 2019, shareholder information costs were $113,970 compared to $58,340 for the three month period ended August 31, 2018.  The amounts were lower due to the number and timing of various corporate filings and news releases.

Professional fees increased by $820,996 for the year ended August 31, 2019 to $1,666,920 from $845,924 for the year ended August 31, 2018.  Professional fees increased mainly due to increased work surrounding current litigations as disclosed in the audited financial statements for the years ended August 31, 2019 and 2018, the shelf registration statement and other general corporate matters.  For the three month period ended August 31, 2019 professional fees went from $280,841 for the three month period ended August 31, 2018 to $334,069. The amounts increased due to the same reason as the increase for the year.

Salaries and benefits expense increased to $718,669 for the year ended August 31, 2019 from $605,659 for the year ended August 31, 2018.  Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway.  The expenses for the corresponding three month period ending August 31, 2019 and 2018 were $200,497 and $124,943 respectively and increased for the same reason as the increase for the year.

Share based payments for the year ended August 31, 2019 were $236,000, compared to $1,598,883 in the comparable year ended August 31, 2018.  The decrease is due to the Company issuing nil options (2018 – 3,682,000) with a value vested of $nil (2018 - $966,000) as well as the repricing of nil options (2018 – 3,750,000) options issued in 2016 which resulted in additional compensation of $nil (2018 - $240,000), see note 9 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018 for details of stock options issued.

For the year ended August 31, 2019, travel and accommodation expense were higher at $43,052 compared to $24,335 in 2018.  Travel and accommodation expense increased due to increased travel to site given the current exploration program.  For the three months ended August 31, 2019 and 2018, travel and accommodation went from $1,098 in 2018 to $19,786. Travel and accommodation expense increased due to increased travel to site given the current exploration program.

For the year ended August 31, 2019, the foreign exchange loss was $207,042 compared to an exchange gain of $126,583 for the same year ended August 31, 2018.  The primary reason is the foreign exchange effect on the US dollar denominated warrant liability.

The interest accretion expense for the year ended August 31, 2019 was $988,530, compared to $819,060 for the year ended August 31, 2018.  Interest accretion increased due to additional loans closed during the year ended August 31, 2019.

The Company recognized a loss on fair value of the gold loan derivative of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31, 2018 in connection with the lenders option to elect repayment in gold.

The Company recorded a write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets of primarily the Kigosi, Itetemia and Luhala properties as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Details of the write down are as follows:

Kigosi:

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.  The Company recorded a write off of $12,769,216 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

Itetemia Project:

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification.  The Company recorded a write off of $6,059,044 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil).

Luhala Project:

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil)).  The Company continues to hold and will develop the Luhala project in the future and fully expects the value to exceed the balance sheet value of $3,401,492 being written off during 2019.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At August 31, 2019, the Company had a working capital deficiency of $10,395,970 (August 31, 2018 – $12,210,685 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $133,762,683 (August 31, 2018 – $103,463,959) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Fiscal Year Ended August 31, 2018 Compared to Fiscal Year Ended August 31, 2017

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2018 were $2,992,551 compared to $1,242,162 for the year ended August 31, 2017. Out of the net additions, $1,703,323 (2017 - $1,933,614 decrease) represents an increase/decrease due to foreign exchange in the current period on functional currency. The increase excluding these amounts saw expenditures of $1,289,228 for the year ended August 31, 2018 compared to $3,175,776 during 2017. The lower expenditure in 2018 is due to reduced financial resources currently available to the Company and a related reduction in exploration expenditures.

Net loss for the year ended August 31, 2018 was $7,097,397, compared to a net loss of $6,434,112 for the comparable year ended August 31, 2017. For the three month period ended August 31, 2018 and 2017, there was a net loss of $2,076,711 compared to a net loss of $1,307,313, respectively. Net loss and related expenditures were consistent between the two periods.

Variances in expenditures are set out below:

For the year ended August 31, 2018, depreciation expense was $386,845, compared to $421,983 for the year ended August 31, 2017. The decrease of $35,138 is due to a lower overall capital assets base as there were minimal additions during the period and prior fiscal year.

Consulting fees for the year ended August 31, 2018 were $938,569, compared to $805,943 in the comparable year ended August 31, 2017. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expenses discussed below. Consulting fees for the three months ended August 31, 2018 were $241,471 compared to $272,597 in the comparable period ended August 31, 2017. The amount remained consistent for the three month period.

Directors’ fees for the year ended August 31, 2018 were $111,625, compared to $186,826 in the comparable year ended August 31, 2017. The amount decreased as compared to the same period in the prior year due to director resignations during the prior year as well as no RSU issuances during the current year. For the three month period ended August 31, 2018, director fees amounted to $27,906 (2017 - $27,907). The amount was the same for the three month period.

Office and general expenses for the year ended August 31, 2018 were $121,757, compared to $197,457 in the comparable year ended August 31, 2017. Office and general costs decreased between the comparable periods due to continued cost reduction measures across all areas of the Company. For the three month period ended August 31, 2018, office and general expenses were $26,819 compared to $44,777 in the comparable period ended August 31, 2017. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the year ended August 31, 2018 decreased to $343,658 from $476,285 for the comparable year ended August 31, 2017. The amounts decreased due to reduced spending on investor relation services for the period. For the three month period ended August 31, 2018, shareholder information costs were $58,340 compared to $113,838 for the three month period ended August 31, 2017. The decrease is due to the same reason as the decrease for the year.

Professional fees increased by $91,186 for the year ended August 31, 2018 to $845,924 from $754,738 for the year ended August 31, 2017. Professional fees increased mainly due to increased work surrounding the adoption of the stock option plan incurred in the comparative period. For the three month period ended August 31, 2018 professional fees went from $17,001 for the three month period ended August 31, 2017 to $280,841. The increase is due to an increase in general corporate matters during the period.

Salaries and benefits expense increased to $605,659 for the year ended August 31, 2018 from $458,700 for the year ended August 31, 2017. Salaries and benefits increased due to an increase in payroll tax assessment in Tanzania. The expenses for the corresponding three month period ending August 31, 2018 and 2017 were $124,943 and $116,309 respectively and remained consistent between the two periods.

Share based payments for the year ended August 31, 2018 were $1,598,883, compared to $1,772,663 in the comparable year ended August 31, 2017. The decrease is due to the Company issuing 3,682,000 options (2017 – 3,750,000) with a value vested of $966,000 (2017 - $1,725,000) offset by the forfeiture of RSU’s of $65,098 (2017 - $(123,569)) as well as the repricing of the 3,750,000 options issued in 2016 which resulted in additional compensation of $240,000 (2017 - $nil), see Note 7 of the unaudited interim condensed consolidated financial statements for the years ended August 31, 2018 and 2017 for details of stock options issued.

For the year ended August 31, 2018, travel and accommodation expense were lower at $24,335 compared to $31,267 in 2017. Travel and accommodation expense decreased due to cost cutting measures across all areas of the Company. For the three months ended August 31, 2018 and 2017, travel and accommodation went from $(4,103) in 2017 to $1,098. Travel and accommodation expense were minimal during the period.

For the year ended August 31, 2018, the foreign exchange gain was $126,583 compared to an exchange gain of $161,593 for the same year ended August 31, 2017. The primary reason is the US Dollar exchange rate decreasing from 1.258 at August 31, 2017 to 1.3055 at August 31, 2018.

The interest accretion expense for the year ended August 31, 2018 was $819,060, compared to $725,696 for the year ended August 31, 2017. Interest accretion generally decreases as loans approach their maturity date. The amount increased due to additional loans issued during the course of fiscal 2017 and in the first quarter of fiscal 2018.

The Company recognized a loss on fair value of the gold loan derivative of $200,000 during the year ended August 31, 2018 compared to nil for the year ended August 31, 2017 in connection with the lenders option to elect repayment in gold.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and former CEO who is currently still a director.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At August 31, 2018 the Company had a working capital deficiency of $12,210,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,463,959 (August 31, 2017 – $96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at August 31, 2019 an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See

note 6 of the August 31, 2019 audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

Trade and Other Receivables and cash are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.

The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2019 and 2018, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at August 31, 2019, or August 31, 2018.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2019, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $34,000 (2018 - $4,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2019, the Company had current assets of $4,135,316 (August 31, 2018 - $1,322,307) and current liabilities of $14,531,286 (August 31, 2018 - $13,532,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $10,395,970 (August 31, 2018 - $12,210,685 working capital deficiency).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $859,000 on the statements of comprehensive loss.

C.Research and Development, Patents and License, etc.

Not applicable.

D.Trend Information

No known trend.

E.Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F.Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations as of the latest fiscal year end which have a term of more than one year.

Item 8. Financial Statements

A.Consolidated Statements and Other Financial Information

This Form 20-F Annual Report contains the audited consolidated financial statements of the Company for the fiscal years ended August 31, 2019, 2018 and 2017 with the Report of Independent Registered Public Accounting Firm, comprised of:

(a)Consolidated Statements of Financial Position as of August 31, 2019 and 2018;

(b)Consolidated Statements of Comprehensive Loss for the years ended August 31, 2019, 2018 and 2017;

(c)Consolidated Statements of Changes in Equity for the years ended August 31, 2019, 2018 and 2017;

(d)Consolidated Statements of Cash Flows for the years ended August 31, 2019, 2018 and 2017; and

(e)Notes to the consolidated financial statements.

The Company’s audited consolidated financial statements are filed as Exhibit 15.1, to this form.

Item 15.Controls and Procedures

(a)Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F.  Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.  Our Company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

(b)Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer conducted an evaluation of the design and operation of our internal control over financial reporting as of August 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at August 31, 2019 due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.  These material weaknesses resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively for the years ended August 31, 2019 and 2018.

We intend to take steps to enhance and improve the design of our internal controls over financial reporting; however during the period covered by this Annual Report on Form 20-F, we have not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

This annual report includes an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

Item 19.Exhibits

Exhibit No.Description

12.1Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1Certification under Section 1350

15.1Consolidated Financial Statements for the years ended August 31, 2019 and 2018

15.2Management’s Discussion and Analysis for the years ended August 31, 2019 and 2018 as filed with Canadian securities commissions.

15.3Consent of DMCL Chartered Professional Accountants LLP

15.4Consent of Crundwell Metallurgy (Crundwell)

15.5Consent of Virimai Projects (Virimai)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DateAugust __, 2020

TANZANIAN GOLD CORPORATION

By:
James E. Sinclair,
Executive Chairman and Director
(Principal Executive Officer”)

1

Tanzanian Gold Corporation (the “Company”)

Notice to Reader

Please be advised that the following change was made to the annual consolidated financial statements for the years ended August 31, 2019 and 2018:

The correction of the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively.  The Company determined an alternate valuation approach should be taken in accordance with IFRS from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need in order to elect the gold conversion option that would enable the holder to realize a higher profit when compared to conversion to shares.  Based on the stock price, the Company determined there was a very low probability this option would be chosen and based on gold futures prices and option contracts at those future gold prices, this option was assigned a value of $nil.  In the updated annual consolidated financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was increased by $1,100,000 and $200,000 for the years ended August 31, 2019 and 2018 to a loss of $30,417,517 and $7,097,397 respectively.  Please refer to note 2.4 of the Amended and Restated Consolidated Financial Statements for the years ended August 31, 2019 and 2018 for additional information.

1

EXHIBIT 15.1

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Consolidated Financial Statements

For the years ended

August 31, 2019, 2018 and 2017

(expressed in Canadian dollars)

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation), were prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Jeffrey R. DuvalMarco Guidi

Acting Chief Executive Officer Chief Financial Officer

3

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tanzanian Gold Corporation (the "Company") as of August 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for the years ended August 31, 2019, 2018, and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019, and 2018 and its financial performance and its cash flows for the years ended August 31, 2019, 2018, and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the August 31, 2019 and 2018 consolidated financial statements have been restated to correct a misstatement.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

4

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

November 29, 2019, except for the effects of the restatement as discussed in Note 2 to the consolidated financial statements, as to which the date is August XX, 2020

5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tanzanian Gold Corporation and subsidiaries (the “Company”), as of August 31, 2019,  based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2019 of the Company and our report dated November 28, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (US GAAP). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

6

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, each of which is a material weakness:

(a)Review and approval of invoices and the related oversight and accuracy of recording the associated charges in the Company’s books.

(b)Lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2019, of the Company, and this report does not affect our report on such financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 29, 2019

7

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Amended and Restated Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	August 31, 2019	August 31, 2018
	(As restated – Note 2.4)	(As restated – Note 2.4)
Assets
Current Assets
Cash (Note 16)	$ 3,389,319	$ 426,062
Other receivables (Note 12)	625,519	264,803
Inventory (Note 15)	-	515,391
Prepaid and other assets (Note 13)	120,478	116,051
	4,135,316	1,322,307
Property, plant and equipment (Note 5)	1,710,575	1,999,979
Inventory (Note 15)	522,779	-
Mineral properties and deferred exploration (Note 4)	31,750,255	49,912,854
	$ 38,118,925	$ 53,235,140

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 14)	$ 6,225,131	$ 5,767,402
Leases payable (Note 5)	78,784	67,819
Convertible loan (Note 23)	1,929,244	2,875,420
Gold bullion loans (Note 21)	4,998,127	4,622,351
Derivatives in gold bullion loans (Note 21)	1,300,000	200,000
	14,531,286	13,532,992
Warrant liability (Note 6)	4,486,444	4,850,000
Asset Retirement Obligation (Note 19)	737,404	726,143
	19,755,134	19,109,135
Shareholders’ equity
Share capital (Note 6)	142,251,909	127,003,132
Share based payment reserve (Note 8)	8,374,041	9,394,394
Warrants reserve (Note 7)	1,033,037	1,248,037
Accumulated other comprehensive loss	(114,030)	(755,909)
Accumulated deficit	(133,762,683)	(103,463,959)
Equity attributable to owners of the Company	17,782,274	33,425,695
Non-controlling interests (Note 20, 4(a))	581,517	700,310
Total shareholders’ equity	18,363,791	34,126,005
	$ 38,118,925	$ 53,235,140

 Nature of operations and Going Concern (Note 1)

 Segmented information (Note 17)

 Commitments and Contingencies (Notes 4 and 18)

The accompanying notes are an integral part of these consolidated financial statements

8

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Amended and Restated Consolidated Statements of Comprehensive Loss (Expressed in Canadian Dollars)
Year ended August 31,	2019	2018	2017
Administrative expenses	(As restated – Note 2.4)	(As restated – Note 2.4)
Depreciation (Note 5)	$ 353,115	$ 386,845	$ 421,983
Consulting (Note 9)	1,159,991	938,569	805,943
Directors’ fees (Note 9)	111,625	111,625	186,826
Office and general	185,268	121,757	197,457
Shareholder information	378,177	343,658	476,285
Professional fees (Note 9)	1,666,920	845,924	754,738
Salaries and benefits (Note 6)	718,669	605,659	458,700
Share based payments (Note 6)	236,000	1,598,883	1,772,663
Travel and accommodation	43,052	24,335	31,267
	(4,852,817)	(4,977,255)	(5,105,862)
Other income (expenses)
Foreign exchange gain	(207,042)	126,583	161,593
Interest, net	(17,784)	(15,518)	(22,528)
Interest accretion (Notes 21 and 23)	(988,530)	(819,060)	(725,696)
Accretion on asset retirement obligation (Note 19)	(11,261)	(11,086)	(10,934)
Finance costs (Note 22)	(605,775)	(549,213)	(347,418)
Exploration costs	(190,786)	(22,625)	(53,194)
Interest on leases (Note 5)	(10,248)	(10,034)	(24,362)
Settlement of lawsuit	(154,316)	(95,241)	-
Gain (loss) on disposal of property, plant and equipment	-	(775)	2,030
Loss on shares issued for settlement of debt	-	(522,226)	(141,108)
Loss on derivative in gold bullion loans (Note 21)	(1,100,000)	(200,000)	-
Write off of mineral properties and deferred exploration costs (Note 4)	(22,229,752)	-	(124,717)
Withholding tax costs	(49,206)	(947)	(41,916)
Net loss	$ (30,417,517)	$ (7,097,397)	$ (6,434,112)
Other comprehensive loss
Foreign currency translation	641,879	1,420,443	(2,176,352)
Comprehensive loss	$ (29,775,638)	$ (5,676,954)	$ (8,610,464)

Loss attributable to:
Parent	(30,298,724)	(6,897,382)	(5,965,758)
Non-controlling interests	(118,793)	(200,015)	(468,354)
	$ (30,417,517)	$ (7,097,397)	$ (6,434,112)
Comprehensive loss attributable to:
Parent	(30,064,484)	(6,316,153)	(7,983,689)
Non-controlling interests	288,846	639,199	(626,775)
	$ (29,775,638)	$ (5,676,954)	$ (8,610,464)

Loss per share – basic and diluted attributable to Parent	$ (0.22)	$ (0.06)	$ (0.05)
Weighted average # of shares outstanding – basic and diluted	136,050,492	122,905,190	117,699,647

The accompanying notes are an integral part of these consolidated financial statements

9

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Share Capital		Reserves						
	Number of Shares	**Amount**	**Share based payments**	**Warrants**	**Accumulated other comprehensive income**	**Accumulated deficit**	**Owner's equity**	**Non-controlling interests**	**Total equity**
Balance at September 1, 2016	**109,068,492**	**$ 122,380,723**	**$ 1,066,863**	**$ 941,037**	**$ -**	**$ (90,600,819)**	**$ 33,787,804**	**$ 1,368,679**	**$ 35,156,483**
Issued for private placement, net of issuance costs	7,197,543	5,589,501	-	-	-	-	5,589,501	-	5,589,501
Warrants issued on private placement		(6,592,000)	-	-	-	-	(6,592,000)	-	(6,592,000)
Agent warrants issued on private placement		(92,000)	-	92,000	-	-	-	-	-
Issued pursuant to Restricted Share Unit ("RSU") Plan (Note 6)	695,991	1,040,990	(1,040,990)	-	-	-	-	-	-
Shares issued for interest on gold loans and convertible loans (Notes 21 & 23)	814,089	542,447	-	-	-	-	542,447	-	542,447
Issued for settlement of leases (Note 5)	458,329	288,747	-	-	-	-	288,747	-	288,747
Issued for settlement of amounts due to related parties (Note 9)	187,321	131,998	-	-	-	-	131,998	-	131,998
Issued for settlement of convertible loans (Note 23)	83,333	49,166	-	-	-	-	49,166	-	49,166
Shares issued as financing fee for convertible loans (Note 23)	132,577	92,805	-	-	-	-	92,805	-	92,805
Exercise of warrants	3,146,944	1,742,000	-	-	-	-	1,742,000	-	1,742,000
Conversion component of convertible loans (Note 23)		-	625,000	-	-	-	625,000	-	625,000
Reversal of warrant liability upon change of functional currency to USD		-	-	215,000	-	-	215,000	-	215,000
Reversal of derivative in gold bullion loans upon change of functional currency to USD (Note 21)		-	5,051,000	-	-	-	5,051,000	-	5,051,000
Reversal of derivative in gold convertible loans upon change of functional currency to USD (Note 23)		-	108,000	-	-	-	108,000	-	108,000
Share based compensation - RSU		-	262,929	-	-	-	262,929	-	262,929
Share based compensation - Stock options		-	1,725,000	-	-	-	1,725,000	-	1,725,000
RSU shares forfeited (Note 6)		-	(123,569)	-	-	-	(123,569)	-	(123,569)
Exchange on translation of foreign subsidiaries		-	-	-	(2,176,352)	-	(2,176,352)	-	(2,176,352)
Total comprehensive loss for the year		-	-	-	-	(5,965,758)	(5,965,758)	(468,354)	(6,434,112)
Balance at September 1, 2017	**121,784,619**	**$ 125,174,377**	**$ 7,674,233**	**$ 1,248,037**	**$ (2,176,352)**	**$ (96,566,577)**	**$ 35,353,718**	**$ 900,325**	**$ 36,254,043**
Issued pursuant to RSU Plan (Note 6)	385,147	188,722	(188,722)	-	-	-	-	-	-
Shares issued for interest on gold loans and convertible loans (Notes 21 & 23)	1,172,128	612,900	-	-	-	-	612,900	-	612,900
Shares issued as financing fee for convertible loans (Note 23)	466,504	234,752	-	-	-	-	234,752	-	234,752
Issued for settlement of convertible loans (Note 23)	1,354,405	792,381	-	-	-	-	792,381	-	792,381
Conversion component of convertible loans (Note 23)		-	310,000	-	-	-	310,000	-	310,000
Share based compensation - Stock options		-	1,614,000	-	-	-	1,614,000	-	1,614,000
Share based compensation - RSU		-	49,981	-	-	-	49,981	-	49,981
RSU shares forfeited (Note 6)		-	(65,098)	-	-	-	(65,098)	-	(65,098)
Exchange on translation of foreign subsidiaries		-	-	-	1,420,443	-	1,420,443	-	1,420,443
Total comprehensive loss for the year - (as restated, see Note 2.4)		-	-	-	-	(6,897,382)	(6,897,382)	(200,015)	(7,097,397)
Balance at August 31, 2018 - (as restated, see Note 2.4)	**125,162,803**	**$ 127,003,132**	**$ 9,394,394**	**$ 1,248,037**	**$ (755,909)**	**$ (103,463,959)**	**$ 33,425,695**	**$ 700,310**	**$ 34,126,005**
Issued for cash, net of share issue costs	13,435,503	8,911,230	-	-	-	-	8,911,230	-	8,911,230
Shares issued for interest on gold loans and convertible loans (Notes 21 & 23)	1,836,229	699,651	-	-	-	-	699,651	-	699,651
Shares issued as financing fee for loans (Note 21)	686,446	581,181	-	-	-	-	581,181	-	581,181
Issued for settlement of loans (Note 21 and 23)	7,789,895	2,781,473	-	-	-	-	2,781,473	-	2,781,473
Transfer of conversion component on conversion of convertible loans		1,402,631	(1,402,631)	-	-	-	-	-	-
Stock options exercised	63,333	26,333	-	-	-	-	26,333	-	26,333
Transfer of reserve on exercise of stock options		27,722	(27,722)	-	-	-	-	-	-
Warrants exercised	85,127	215,000	-	(215,000)	-	-	-	-	-
Issued in trust for legal appeal (Note 18)	1,332,222	603,556	-	-	-	-	603,556	-	603,556
Conversion component of convertible loans (Note 23)		-	174,000	-	-	-	174,000	-	174,000
Share based compensation - Stock options		-	236,000	-	-	-	236,000	-	236,000
Exchange on translation of foreign subsidiaries		-	-	-	641,879	-	641,879	-	641,879
Total comprehensive loss for the year - (as restated, see Note 2.4)		-	-	-	-	(30,298,724)	(30,298,724)	(118,793)	(30,417,517)
Balance at August 31, 2019 - (as restated, see Note 2.4)	**150,391,558**	**$ 142,251,909**	**$ 8,374,041**	**$ 1,033,037**	**$ (114,030)**	**$ (133,762,683)**	**$ 17,782,274**	**$ 581,517**	**$ 18,363,791**

The accompanying notes are an integral part of these consolidated financial statements

10

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Amended and Restated Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Year ended August 31,	2019	2018	2017
	(As restated – Note 2.4)	(As restated – Note 2.4)
Operating
Net loss	$ (30,417,517)	$(7,097,397)	$(6,434,112)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	353,115	386,845	421,984
Write-off of mineral properties and deferred exploration costs	22,229,752	-	124,717
Loss on derivative in gold bullion loans	1,100,000	200,000	-
Share based payments	236,000	1,598,883	1,772,663
Accretion on asset retirement obligation	11,261	11,086	10,934
Interest accretion	988,530	819,060	725,696
Foreign exchange	99,780	(14,011)	(384,216)
Shares issued for payment of interest on bullion loans	605,775	425,717	429,426
Loss on shares issued for settlement of debt	-	522,281	141,108
Loss on settlement of lawsuit	-	95,241	-
Gain on sale of property, plant and equipment	-	-	(2,030)
Non cash directors’ fees	-	-	75,200
Net change in non-cash operating working capital items:
Other receivables	(360,716)	64,205	(74,619)
Inventory	(7,388)	(7,902)	32,119
Prepaid expenses	(4,427)	(41,753)	79,111
Trade, other payables and accrued liabilities	347,912	686,545	(1,201,470)
Cash used in operating activities	(4,817,923)	(2,351,200)	(4,283,489)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(3,027,380)	(1,305,094)	(1,568,614)
Purchase of property, plant and equipment	(24,169)	(7,076)	13,803
Cash used in investing activities	(3,051,549)	(1,312,170)	(1,554,811)
Financing
Issuance of common shares for cash, net of issue costs	8,937,563	-	5,589,501
Repayment of loans from related parties	-	-	(32,686)
Interest on leases	10,965	11,188	25,872
Proceeds from issuance of convertible loans	1,596,401	1,754,291	1,181,993
Proceeds from gold bullion loans	287,800	1,312,660	-
Cash provided by financing activities	10,832,729	3,078,139	6,764,680
Net increase (decrease) in cash	2,963,257	(585,231)	926,380
Cash, beginning of year	426,062	1,011,293	84,913
Cash, end of year	$ 3,389,319	$ 426,062	$ 1,011,293

The accompanying notes are an integral part of these consolidated financial statements

11

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Amended and Restated Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2019	2018	2017
Non-cash transactions:
Share based payments capitalized to mineral properties	$ -	$ -	$ 16,497
Shares issued pursuant to RSU plan	-	188,722	1,040,990
Shares issued for interest on loans	699,651	612,900	542,447
Shares issued as financing fee for loans	581,181	234,752	92,805
Shares on conversion of loans	2,781,473	792,381	-
Exercise of warrants – cashless exercise	-	-	1,742,000

The accompanying notes are an integral part of these consolidated financial statements

12

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

1.Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006 and changed again to Tanzanian Gold Corporation on April 11, 2019 (“Tanzanian” or the “Company”).  The address of the Company’s registered office is 82 Richmond Street East, Suite 208, Toronto, Ontario, M5C 1P1, Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At August 31, 2019 the Company had a working capital deficiency of $10,395,970 (August 31, 2018 – $12,210,685), had not yet achieved profitable operations, has accumulated losses of $133,762,683 (August 31, 2018 – $103,463,959). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended August 31, 2019.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on August XX, 2020.

13

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the years ended August 31, 2019 and 2018 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

2.3Adoption of new and revised standards and interpretations

Adoption of New Accounting Standards

The adoption of the following new standards, interpretations and amendments where included in the financial statements for the year beginning September 1, 2018.

IFRS 9 Financial Instruments (“IFRS 9”) – In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9’s key changes include but are not limited to eliminating the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale and (ii) replacing IAS 39’s incurred loss model with the expected credit loss model in evaluating certain financial assets for impairment. In implementing IFRS 9, the Company updated the financial instrument classifications within its accounting policy as follows:

	IAS 39	IFRS 9
Cash	Fair Value through profit or loss	Fair Value through profit or loss
Other receivables	Loans and Receivables, measured at amortized cost	Amortized cost
Derivatives	Fair value through profit or loss	Fair value through profit or loss
Accounts payable and accrued liabilities, leases payable, convertible loan, gold bullion loans	Financial liabilities at amortized cost	Financial liabilities at amortized cost

There was no material impact on the Company’s consolidated financial statements upon adoption of this standard.

IFRS 15 Revenue From Contracts with Customers

The Company has adopted all of the requirements of IFRS 15 as of September 1, 2018. IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. The Company has used the modified retrospective transition method, which had no impact on the Company’s consolidated financial statements as the Company has not yet reached commercial production and had no revenue recorded in the financial statements. The following is the Company’s new accounting policy for revenue recognition under IFRS 15:

Revenue recognition

During the development stage of a mine up until the determination of commercial production, incidental revenues earned are credited against the mineral property and deferred development costs.  Once commercial production is declared, revenue from the sales of gold and silver is recognized based on the identification of contracts with a customer, the determination of performance obligation under the contract and the related transaction price, and the point at which the Company satisfies its performance obligation.

14

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation (continued)

2.3Adoption of new and revised standards and interpretations (continued)

Adoption New Accounting Standards (continued)

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised standards and interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.

IFRS 16 - In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. The Company is assessing the impact of the implementation of IFRS 16 on its consolidated financial statements, but does not anticipate that the impact will be significant.

2.4Restatement of previously reported consolidated financial statements

The Company determined that an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to consider  in order to realize a higher profit when compared to the conversion to shares.  Based on the then stock price, the Company determined that there was a very low probability that the gold conversion option would be exercised  based on gold futures prices and option contracts at those future gold prices, and this option was assigned a value of $nil.  In the updated annual consolidated financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company recorded a non-cash derivative liability for the fair value of the derivatives contained in the gold bullion loans in the amount of $1,300,000 and $200,000 respectively as at August 31, 2019 and 2018.  The Company’s reported net loss was increased by $1,100,000 for the year ended August 31, 2019 to a loss of $30,417,517 and $200,000 for the year ended August 31, 2018 to a loss of $7,097,397.  The restatement did not have an effect on loss per share figures.

The following tables summarize the effect of the adjustment described above:

Line item on the amended and restated consolidated statements of financial position:

	As at August 31, 2019
	Previously reported	Adjustment	As restated
Derivative in gold bullion loans	$ -	$ 1,300,000	$ 1,300,000
Total current liabilities	13,231,286	1,300,000	14,531,286
Total liabilities	18,455,134	1,300,000	19,755,134
Accumulated deficit	(132,462,683)	(1,300,000)	(133,762,683)
Total shareholders’ equity	19,663,791	(1,300,000)	18,363,791

15

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation (continued)

2.4Restatement of previously reported consolidated financial statements (continued)

	As at August 31, 2018
	Previously reported	Adjustment	As restated
Derivative in gold bullion loans	$ -	$ 200,000	$ 200,000
Total current liabilities	13,332,992	200,000	13,532,992
Total liabilities	18,909,135	200,000	19,109,135
Accumulated deficit	(103,263,959)	(200,000)	(103,463,959)
Total shareholders’ equity	34,326,005	(200,000)	34,126,005

Line item on the amended and restated consolidated statements of comprehensive loss:

	Year ended August 31, 2019
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ -	$ 1,100,000	$ 1,100,000
Net loss	(29,317,517)	(1,100,000)	(30,417,517)
Comprehensive loss	(28,675,638)	(1,100,000)	(29,775,638)
Loss per share	(0.22)	-	(0.22)

	Year ended August 31, 2018
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ -	$ 200,000	$ 200,000
Net loss	(6,897,397)	(200,000)	(7,097,397)
Comprehensive loss	(5,476,954)	(200,000)	(5,676,954)
Loss per share	(0.06)	-	(0.06)

The changes had no impact on cash from operating activities, investing activities or financing activities on the statements of cash flows as the correction relates to a non-cash valuation of the derivative liability.

3.Summary of Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited (“Tanzam”), Tancan Mining Co. Limited (“Tancan”), Buckreef Gold Company Ltd. (“Buckreef”), and Northwestern Base Metals Company Limited (“NWBM”). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

16

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.1 Basis of consolidation (continued)

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continued to be consolidated until the date when such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Company and its subsidiaries, namely:

		Ownership interest as at August 31,
	Country of incorporation	2019	2018
Tanzam	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef	Tanzania	55%	55%
NWBM	Tanzania	75%	75%

All inter‐company transactions, balances, income and expenses are eliminated in full on consolidation.

Non‐controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein.  Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

3.2 Mineral properties and deferred exploration

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and its customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from mineral properties earned prior to the commercial production stage are deducted from capitalized costs.

The Company reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable.

17

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.2 Mineral properties and deferred exploration (continued)

Examples of such events or changes in circumstances are as follows:

•the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds the fair value, the property will be written down to fair value with a provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.  These costs will be amortized against the income generated from the mineral property.

3.3Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at the following rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance and straight line methods:

Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%
Heap leach pads	Over 5 years

18

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.3Property, plant and equipment (continued)

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of comprehensive loss.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-
progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. Construction-in-progress assets are not depreciated until it is completed and available for use.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized.

3.4 Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

3.5 Share based payments

Share based payment transactions

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments (“equity‐settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share‐based payment.

Equity settled transactions

The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

19

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.5 Share based payments (continued)

Equity settled transactions (continued)

The costs of equity‐settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense which is recognized for equity‐settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity‐settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share‐based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

3.6 Taxation

Income tax expense represents the sum of current tax and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

20

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.6Taxation (continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity.

Deferred income tax assets and liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

•when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable; or

•when receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

21

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.7 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units, share purchase warrants, convertible debt, and stock options, in the weighted average number of common shares outstanding during the year, if dilutive. Because the Company incurred net losses, the effect of the dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

3.8 Financial instruments

1. Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI). The Company determines the classification of its financial assets at initial recognition.

(1.1) FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or fair value through OCI. Gains or losses on these items are recognized in net earnings or loss.

(1.2) Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. The Company’s other receivables are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount. At each statement of financial position date, the Company assesses on a forward‐looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

(1.3) FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”). This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment, the cumulative fair value change remains in OCI and is not recycled to net earnings or loss.

(1.4) Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

2. Derivatives

Derivatives are initially recognized at fair value and subsequently measured at fair value with changes recognized through profit or loss.

22

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.8 Financial instruments (continued)

3. Financial liabilities

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at FVTPL, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Trade, other payables and accrued liabilities, gold and convertible loans payable, and lease payable are accounted for at amortized cost.

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

3.11 Impairment of non-financial assets

At the date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets may be impaired. If any, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

3.12 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.13 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity.  Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

23

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.14 Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is the US dollar. The presentation currency of the Company is the Canadian dollar.

Transactions and balances

Foreign currency transactions are recorded at the rate of exchange existing on the transaction date. Foreign currency monetary assets and liabilities are translated at the rate of exchange at the reporting date.  Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of is treated in line with the recognition of the gain or loss on the change in fair value of such an item.

Group companies

The results and financial position of all the consolidated entities that have a functional currency different from the Company’s presentation currency are translated in to the presentation currency as follows:

•assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position,

•income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period; and

•all resulting exchange differences are recognized in accumulated other comprehensive income.

3.15 Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share‐based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property and the determination of functional currencies.

24

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

3.Summary of Significant Accounting Policies (continued)

3.16 Inventory

Stockpiled ore and consumables are measured at the lower of cost or net realizable value.  Net realizable value is the estimated future sales price of a product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.  Where the time value of money is material, these future prices and costs to complete are discounted.  Any provision for obsolescence is determined by reference to specific products. A regular review is undertaken to determine the extent of any provision for obsolescence.

3.17 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

4.Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2019 and recorded a write-down of $22,229,752 during the year ended August 31, 2019 (2018 - $nil, 2017 - $124,717) which is further explained below.

25

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

4.Mineral Properties and Deferred Exploration (continued)

The continuity of expenditures on mineral properties is as follows:

Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Total
Balance, September 1, 2017	**$ 26,061,442**	**$ 11,903,553**	**$ 5,735,611**	**$ 3,219,697**	**$ 46,920,303**
Exploration expenditures:					
Camp, field supplies and travel	237,264	39,462	4,494	-	281,220
License fees and exploration and field overhead	687,004	115,597	-	-	802,601
Geological consulting and field wages	191,327	-	-	-	191,327
Geophysical and geochemical	-	-	-	-	-
Property acquisition costs	-	-	-	-	-
Trenching and drilling	14,080	-	-	-	14,080
Recoveries	-	-	-	-	-
Foreign exchange translation	946,218	432,029	208,156	116,920	1,703,323
	2,075,893	587,088	212,650	116,920	2,992,551
	28,137,335	12,490,641	5,948,261	3,336,617	49,912,854
Write-offs	-	-	-	-	-
Balance, August 31, 2018	**$ 28,137,335**	**$ 12,490,641**	**$ 5,948,261**	**$ 3,336,617**	**$ 49,912,854**
Exploration expenditures:					
Camp, field supplies and travel	186,634	-	-	-	186,634
License fees and exploration and field overhead	829,148	45,945	-	2,733	877,826
Geological consulting and field wages	71,166	-	-	-	71,166
Geophysical and geochemical	-	-	-	-	-
Property acquisition costs	-	-	-	-	-
Trenching and drilling	2,001,931	-	-	-	2,001,931
Recoveries	-	-	-	-	-
Foreign exchange translation	524,041	232,630	110,783	62,142	929,596
	3,612,920	278,575	110,783	64,875	4,067,153
	31,750,255	12,769,216	6,059,044	3,401,492	53,980,007
Write-offs	-	(12,769,216)	(6,059,044)	(3,401,492)	(22,229,752)
Balance, August 31, 2019	**$ 31,750,255**	**$ -**	**$ -**	**$ -**	**$ 31,750,255**

26

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

4.Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”).  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015.  The Company shall be entitled to extend the date for one additional year:

i) for the extension year, on payment to Stamico of US$500,000;

ii) for the second extension year, on payment to Stamico of US$625,000; and

iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time.  The Company has received a subsequent letter from Stamico regarding request for payment.  It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.  As at August 31, 2019 an accrual for USD $382,813 has been recorded.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”).  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

27

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

4.Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian).  The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end.  The Company recorded a write off of $12,769,216 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The Company disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end.  The Company recorded a write off of $6,059,044 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil).

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the consultant to carry out the development work will be initiated.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil)).

28

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

5.Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction-in-progress *	Total
Cost
As at September 1, 2017	$ 444,825	$ 135,458	$ 63,095	$ 1,552,941	$ 96,113	$ 1,431,816	$ 1,316,857	$ 5,041,105
Additions	-	-	3,731	-	-	-	3,345	7,076
Disposals	(462,455)	(125,595)	(3,484)	(310,725)	-	-	-	(902,259)
Foreign exchange	17,630	4,920	2,628	58,505	3,719	59,035	61,767	208,204
As at August 31, 2018	$ -	$ 14,783	$ 65,970	$ 1,300,721	$ 99,832	$ 1,490,851	$ 1,381,969	$ 4,354,126
Additions	-	-	4,950	-	21,147	-	-	26,097
Disposals	-	-	(7,142)	-	-	-	-	(7,142)
Foreign exchange	-	319	1,676	28,457	3,079	32,528	36,732	102,791
As at August 31, 2019	$ -	$ 15,102	$ 65,454	$ 1,329,178	$ 124,058	$ 1,523,379	$ 1,418,701	$ 4,475,872
Accumulated depreciation
As at September 1, 2017	$ 287,300	$ 128,569	$ 43,830	$ 1,278,884	$ 70,300	$ 721,525	$ -	$ 2,530,408
Depreciation expense	10,502	54	5,757	60,573	5,629	304,330	-	386,845
Disposals	(308,660)	(118,667)	(2,710)	(245,340)	-	-	-	(675,377)
Foreign exchange	10,858	4,596	2,034	49,114	2,830	42,839	-	112,271
As at August 31, 2018	$ -	$ 14,552	$ 48,911	$ 1,143,231	$ 78,759	$ 1,068,694	$ -	$ 2,354,147
Depreciation expense	-	12	7,191	36,718	4,956	304,238	-	353,115
Disposals	-	-	(5,214)	-	-	-	-	(5,214)
Foreign exchange	-	312	1,394	25,817	1,867	33,859	-	63,249
As at August 31, 2019	$ -	$ 14,876	$ 52,282	$ 1,205,766	$ 85,582	$ 1,406,791	$ -	$ 2,765,297
Net book value
As at August 31, 2017	$ 157,525	$ 6,889	$ 19,265	$ 274,057	$ 25,813	$ 710,291	$ 1,316,857	$ 2,510,697
As at August 31, 2018	$ -	$ 231	$ 17,059	$ 157,490	$ 21,073	$ 422,157	$ 1,381,969	$ 1,999,979
As at August 31, 2019	$ -	$ 226	$ 13,172	$ 123,412	$ 38,476	$ 116,588	$ 1,418,701	$ 1,710,575

* Construction in progress represents construction of the Company’s processing plant.

29

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

5.Property, plant and equipment (continued)

Sale-leaseback transaction:

During the year ended August 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The Company has classified and is accounting for the leases as finance leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the finance lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 was deferred and is being recognized on a straight-line basis over the lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the finance asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Outstanding balance:

As at August 31, 2019, the remaining balance outstanding under finance lease obligations after the settlements described above is $78,784 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the year ended August 31, 2019 related to the leases amounted to $10,248 (2018 - $10,034, 2017 - $24,362), and is recorded in the statement of comprehensive loss.

6.Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number	Amount ($) ($)
Balance at September 1, 2017	121,784,619	$ 125,174,377
Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold and convertible loans	1,172,128	612,900
Finders fees on convertible and gold bullion loans (Note 21 and 23)	466,504	234,752
Shares issued for settlement of convertible loans (Note 21 and 23)	1,354,405	792,381
Balance at August 31, 2018	125,162,803	$ 127,003,132
Issued for private placements, net of share issue costs	13,435,503	8,911,230
Shares issued for interest on gold and convertible loans	1,836,229	699,651
Shares issued for settlement of convertible and gold loans (Note 21 and 23)	7,789,895	2,781,473
Transfer of conversion component on conversion of convertible loans	-	1,402,631
Finders fees on convertible and gold bullion loans (Note 21 and 23)	686,446	581,181
Stock options exercised	63,333	26,333
Transfer of reserve on exercise of stock options	-	27,722
Warrants exercised	85,127	215,000
Issued in trust for legal appeal (Note 18)	1,332,222	603,556
Balance at August 31, 2019	150,391,558	$ 142,251,909

30

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Capital Stock (continued)

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company completed the sale of 13,435,503 common shares at an average price of US $0.53 per common share, raising an aggregate net proceeds, net of share issue costs of $349,709, of $8,911,230 (US $7,158,934).

During the year ended August 31, 2019, 257,143 warrants expiring on December 9, 2019 were exercised by way of cashless exercise into 85,127 common shares of the Company which resulted in the transfer of the associated value of $215,000 from reserve for warrants to share capital.

During the year ended August 31, 2019, 1,836,229 shares were issued at an average price of $0.38 per share for total issued value of $699,969 for payment of interest (see Notes 21 and 23 for details).

During the year ended August 31, 2019, the Company issued 686,446 common shares at a price of $0.85 per share for total issued value of $581,181 for payment of finders fees in connection with the convertible and gold bullion loans (see Notes 21 and 23 for details).

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, 385,147 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $0.49 for total issued value $188,722.

During the year ended August 31, 2018, 1,172,128 shares were issued at an average price of $0.52 per share for total issued value of $612,900 for payment of interest of $425,717, resulting in a loss of $187,183, in connection with the gold loans and convertible loans (see Notes 21 and 23 for details).

During the year ended August 31, 2018, the Company issued 466,504 common shares at a price of $0.50 per share for total issued value of $234,752 for payment of finders fees in connection with the convertible loans (see Note 23 for details).

Warrant issuances:

Activity during the year ended August 31, 2019:

There were no warrant issuances during the year ended August 31, 2019.

Activity during the year ended August 31, 2018:

There were no warrant issuances during the year ended August 31, 2018.

31

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Capital Stock (continued)

Warrants and Compensation Options outstanding:

At August 31, 2019, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing - September 26, 2016	4,017,857	USD$1.10	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021

Balance, August 31, 2019	4,305,758	-	-

The outstanding warrants have weighted average price of US$1.09 and weighted average remaining contractual life of 2.07 years.

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

The warrant liability at August 31, 2019 and August 31, 2018 relates to the 4,017,857 warrants that which were issued as part of the September 26, 2016 private placement and are exercisable at the option of the holder into common shares that have a current market value of approximately $4,850,000, for no consideration.  This cashless exercise right is only in effect if the current market price is less than the exercise price of US$1.10.

On August 18, 2019, the Company was required by the Supreme Court of the State of New York, County of New York, as a condition for its appeal more fully described in note 18, to deposit 1,332,222 common shares in the name of Crede CG III, Ltd. with the court pending appeal to serve as security in the event that the Company is unsuccessful with its appeal.  As a result, the Company decreased the liability as at August 31, 2019 by the amount of shares held as a deposit in trust and reduced the liability to $4,486,444.

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  Under the RSU Plan, a maximum of 2,500,000 shares are authorized for issuance. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

32

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Capital Stock (continued)

Restricted share units (continued)

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2018 - 2,500,000) shares have been issued as at August 31, 2019.

Total share-based payment expense related to the issue of RSUs was $nil for the year ended August 31, 2019 (2018 - $49,981, 2017 - $262,931).  The amount capitalized to mineral properties for the year ended August 31, 2019 was $nil (2018 - $nil, 2017 - $16,497).  The amount charged to directors fees for the year ended August 31, 2019 was $nil (2018 - $nil, 2017 - $75,200). During the year ended August 31, 2019, RSUs were forfeited resulting in $nil (2018 - $65,098, 2017 - 2017 - $123,571) in a reduction in share-based compensation expense related to the reversal of the expense related to forfeited RSUs.

The following table summarizes changes in the number of RSUs outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, August 31, 2017	520,000	$ 0.49
Redeemed for common shares	(385,147)	$ 0.49
Forfeited/cancelled	(134,853)	$ 0.49
Balance, August 31, 2018 and August 31, 2019	-	$ -

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding.  The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant.  As at August 31, 2019, the Company had 7,687,155 (August 31, 2018 – 5,084,280) options available for issuance under the Plan.

33

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Capital Stock (continued)

Stock options: (continued)

The continuity of outstanding stock options for the year ended August 31, 2019 and 2018 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2017	3,750,000	$0.71
Cancelled (i)	(3,750,000)	(0.71)
Re-issued (i)	3,750,000	0.40
Granted (ii)	3,682,000	0.43
Balance – August 31, 2018	7,432,000	0.41
Exercised	(63,333)	(0.42)
Cancelled	(16,667)	(0.43)
Balance – August 31, 2019	7,352,000	$0.41

(i)On November 28, 2016, the Company granted 3,750,000 stock options to directors, officers and employees of the Company.  The options are exercisable at CAD$0.71 per share expiring on November 28, 2025.  The resulting fair value of $2,133,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; a risk-free interest rate of 0.95% and an expected average life of 9 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 1, 2017 with the remaining 1/3 vesting on September 1, 2018.

Share based payments based on the portion vested during the year ended August 31, 2019 amounted to $nil (2018 - $408,000, 2017 - $1,725,000).

Cancellation and re-issue of options:

On October 11, 2017, the Company cancelled the options originally issued on November 28, 2016 and re-issued the same number of options at an exercise price of CAD$0.40 per share, with 1/3 of the options vesting immediately, 1/3 vesting on October 11, 2018 with the remaining 1/3 vesting on October 11, 2019.  The options expire on October 11, 2026.

The new options issued were accounted for as modifications in accordance with IFRS 2, where the incremental value was recorded as additional cost measured by the difference between the fair value of the cancelled options calculated on the modification date and the value of the
reissued options at the modification date.   The modification resulted in an increased value of $240,000.  The amount is recognized over the vesting period of the reissued option.   Any remaining cost for the unvested cancelled options is recognized over the new vesting period.

Share based payments based on the portion vested during the year ended August 31, 2019 amounted to $nil (2018 - $240,000, 2017 - $nil).

34

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

6.Capital Stock (continued)

Stock options: (continued)

(ii)On September 29, 2017, the Company granted 3,582,000 stock options to directors, officers and employees of the Company.  The options are exercisable at CAD$0.43 per share expiring on September 29, 2026.  The resulting fair value of $1,183,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 76%; a risk-free interest rate of 1.98% and an expected average life of 9 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 29, 2018 with the remaining 1/3 vesting on September 29, 2019.

Share based payments based on the portion vested during the year ended August 31, 2019 amounted to $233,000 (2018 - $939,000, 2017 - $nil).

(iii)On January 2, 2018, the Company granted 100,000 stock options to a consultant of the Company.  The options are exercisable at CAD$0.35 per share expiring on January 2, 2028.  The resulting fair value of $31,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 96%; a risk-free interest rate of 2.08% and an expected average life of 10 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/4 of the options vest every three months through to January 2, 2019.

Share based payments based on the portion vested during the year ended August 31, 2019 amounted to $3,000 (2018 - $27,000, 2017 - $nil).

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	100,000	January 2, 2028	8.34
CAD0.40	3,720,000	2,480,000	September 29, 2026	7.08
CAD0.43	3,532,000	2,354,667	October 11, 2026	7.12
CAD0.41	7,352,000	4,934,667		7.12

(1)Total represents weighted average.

7.Reserve for warrants

Year ended	August 31, 2019	August 31, 2018
Balance at beginning of year	$ 1,248,037	$ 1,248,037
Exercise of warrants	(215,000)	-
Balance at end of year	$ 1,033,037	$ 1,248,037

35

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

8.Reserve for share based payments

Year ended	August 31, 2019	August 31, 2018
Balance at beginning of year	$ 9,394,394	$ 7,674,233
Shares issued pursuant to RSU plan	-	(188,722)
Share based compensation – RSUs	-	49,981
Share based compensation – Stock options	236,000	1,614,000
RSU forfeited	-	(65,098)
Conversion component of convertible loans	174,000	310,000
Transfer of reserve on conversion of convertible loans	(1,402,631)	-
Transfer of reserve on exercise of stock options	(27,722)	-
Balance at end of year	$ 8,374,041	$ 9,394,394

9.Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2019	2018	2017
Legal services	(i)	$Nil	$Nil	$82,455
Consulting	(ii)	$229,414	$215,108	$203,274
Consulting	(iii)	$246,602	$Nil	$172,330
Consulting	(iv)	$170,718	$Nil	$Nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2019, the legal expense charged by the firm was $nil (2018 - $nil, 2017 - $82,455).  As at August 31, 2019, $335,940 remains payable (August 31, 2018 - $335,940).

(ii) During the year ended August 31, 2019, $229,414 (2018 - $215,108, 2017 - $203,274) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2019, $246,602 (2018 - $nil, 2017 - $172,330) was paid for drill mobilization, and advances on drilling services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the year ended August 31, 2019, $170,718 (2018 - $nil, 2018 - $nil) was paid for consulting services to a company controlled by a director.

As at August 31, 2019, the Company has a receivable of $45,368 (August 31, 2018 - $40,086) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $33,071 (August 31, 2018 - $nil) from Stamico.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

36

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

9. Related party transactions and key management compensation (continued)

As at August 31, 2019, the remaining balance outstanding under finance lease obligations after the settlements described above is $78,784 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2019		2018			2017
	Fees, salaries and benefits (1)	Share based payments (2), (3))	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 576,264	$ nil	$ 636,744	$ 773,348	$ 525,102	$ 1,175,439
Directors	111,625	nil	111,625	414,000	111,625	673,200
Total	$ 687,889	$ nil	$ 748,369	$ 1,187,348	$ 636,727	$ 1,848,639

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)Compensation shares may carry restrictive legends.

(3)All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2019, included in trade and other payables is $927,000 (August 31, 2018 - $863,000) due to these key management personnel with no specific terms of repayment.

10. Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2019. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2019 totaled $17,782,274 (August 31, 2018 - $33,425,695).

37

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

10. Management of Capital (continued)

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

11. Financial Instruments

Fair Value of Financial Instruments

Cash and derivatives are classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2019 and 2018, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy and the derivatives in the gold bullion loans are classified as Level 2 within the fair value hierarchy. See Note 21 for further information on the fair value of the derivatives in the gold bullion loans.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The other receivables consist of amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at August 31, 2019, or August 31, 2018.

38

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

11. Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2019, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $34,000 (2018 - $4,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2019, the Company had current assets of $4,135,316 (August 31, 2018 - $1,322,307) and current liabilities of $14,531,286 (August 31, 2018 - $13,532,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $10,395,970 (August 31, 2018 - $12,210,685).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $859,000 on the statements of comprehensive loss.

12. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	August 31, 2019	August 31, 2018

Receivable from related parties	$ 78,439	$ 40,086
HST and VAT receivable	526,983	171,837
Other	20,097	52,880
Other Receivables	$ 625,519	$ 264,803

Below is an aged analysis of the Company’s other receivables:

	August 31, 2019	August 31, 2018

Less than 1 month	$ 88,143	$ 4,390
1 to 3 months	111,239	47,036
Over 3 months	426,137	213,377
Total Other Receivables	$ 625,519	$ 264,803

39

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

12. Other receivables (continued)

At August 31, 2019, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 11.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2019.

13. Prepaid and other assets

	August 31, 2019	August 31, 2018

Insurance	$ 13,500	$ 17,820
Listing fees	39,114	30,368
Other	67,864	67,863
Total Prepaid Expenses	$ 120,478	$ 116,051

14. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2019	August 31, 2018

Less than 1 month	$ 839,215	$ 704,776
1 to 3 months	403,532	210,648
Over 3 months	4,982,384	4,851,978
Total Trade, Other Payables and Accrued Liabilities	$ 6,225,131	$ 5,767,402

15. Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	August 31, 2019	August 31, 2018

Stockpiled ore and work in progress	$ 518,375	$ 511,050
Supplies	4,404	4,341
Total Inventory	$ 522,779	$ 515,391

16. Cash

As at August 31, 2019, cash total $3,389,319 (August 31, 2018 - $426,062), consisting of cash on deposit with banks in general minimum interest bearing accounts.

40

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

17. Segmented information

Operating Segments

At August 31, 2019 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•that engages in business activities from which it may earn revenues and incur expenses;

•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at August 31, 2019	As at August 31, 2018
Identifiable assets
Canada	$ 3,567,316	$ 373,960
Tanzania	34,551,609	52,861,180
	$ 38,118,925	$ 53,235,140
Non-current assets
Canada	$ 14,731	$ 9,757
Tanzania	33,968,878	51,903,076
	$ 33,983,609	$ 51,912,833

18. Commitments and Contingencies

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at August 31, 2019 an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

41

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

18. Commitments and Contingencies (continued)

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants, as described in Note 5, to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On August 21, 2019, the Company filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal.  On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court and that a bond of $200,000 be posted.  The Company has appealed the Supreme Court of the State of New York’s authority to require the Company to post a bond.  In the event that the Company is required to post the $200,000 and the Company is unable to do so, Crede will have right to sell the 1,332,222 common shares and to exercise its rights under the Securities Purchase Agreement notwithstanding our appeal.

The Federal Claim is in its initial stage and discovery has been initiated.  In the event that the Company is forced to allow Crede to exercise the Warrants pursuant to the Supreme Court of the State of New York’s order and/or are subject to damages, the Company may be required to issue additional common shares under the Securities Purchase Agreement.  Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 10,344,487 have been issued.  Pursuant to the Securities Purchase Agreement, the Company hasve also agreed to register the common shares that may be issued to Crede pursuant to a registration rights agreement.  The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect the Company’s financial condition.

While the outcomes of this matter is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

19.Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania.  Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

42

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

19.Asset Retirement Obligation (continued)

A reconciliation for asset retirement obligations is as follows:
	August 31, 2019	August 31, 2018
Balance, beginning of year	$ 726,143	$ 715,057
Accretion expense	11,261	11,086
Balance, end of the year	$ 737,404	$ 726,143

The mine closure provision liability is based upon the following estimates and assumptions:

a)Total undiscounted amount of future retirement costs was estimated to be US$522,000.

b)Risk-free rate at 1.58%.

c)Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.

d)Inflation over the period from is estimated to be 1.5% per annum.

20.Non-Controlling Interest

The changes to the non-controlling interest for the year ended August 31, 2019 and 2018 are as follows:

Year ended	August 31, 2019	August 31, 2018
Balance at beginning of year	$ 700,310	$ 900,325
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	(118,793)	(202,547)
Non-controlling interest’s 25% share of NWBM’s comprehensive income (loss)	-	2,532
Balance at end of year	$ 581,517	$ 700,310

The following is summarized financial information for Buckreef:

	August 31, 2019	August 31, 2018
Current assets	$ 522,780	$ 673,074
Long term assets	$ 22,331,000	$ 19,773,205
Current liabilities	$ (16,446)	$ (22,183)
Asset retirement obligation	$ (737,404)	$ (726,143)
Advances from parent	$ (25,585,385)	$ (22,374,445)

Net income (loss) for the year	$ (263,984)	$ (451,057)

The following is summarized financial information for NWBM:

	August 31, 2019	August 31, 2018
Current assets	$ -	$ -
Long term assets	$ -	$ -
Current liabilities	$ -	$ -
Advances from parent	$ (1,531,491)	$ (1,502,491)

Net income (loss) for the year	$ -	$ 10,164

43

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

21. Gold Bullion Loans

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 shares.

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, the Company closed $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.267 - $0.3446 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.267 - $0.3446 per share. There is no prepayment penalty.

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

Outstanding balance:

The balance of the gold bullion loans is as follows:

	August 31, 2019	August 31, 2018
Balance at beginning of year	$ 4,622,351	$ 3,394,998
Loans received	287,800	1,310,660
Less: repayment of loans converted to shares	(130,670)	(324,475)
Less: conversion component of convertible loans and finders fees	(120,000)	(151,000)
Interest accrued	375,921	337,012
Issuance of shares for interest payment	(311,015)	(236,369)
Interest accretion	268,280	272,991
Change in fair value	1,500,000	-
Foreign exchange translation adjustment	5,460	18,534
Balance at end of year	$ 4,998,127	$ 4,622,351

44

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

21. Gold Bullion Loans (continued)

In connection with the convertible loans described in note 23 and the gold loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the gold bullion loans amounted to $87,000.

Interest expense related to the gold bullion loan amounted to $375,921 (2018 - $337,012, 2017 - $293,278), for the year ended August 31, 2019 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the year ended August 31, 2019 totaled $268,280 (2018 - $272,991, 2017 - $449,460).

Derivatives in the gold bullion loans:

If lenders elect repayment in gold, the Company may have to purchase approximately 2,923 ounces of gold in the market in order to repay the loans.  At August 31, 2019, the value of 2,923 ounces of gold was approximately $5,900,000.  All loans were subsequently converted to shares.

The Company estimated the fair value of the derivatives embedded in the gold bullion loans to be $1,300,000 as at August 31, 2019 (August 31, 2018 - $200,000), and recognized a loss of $1,100,000 in the statement of loss and comprehensive loss for the year ended August 31, 2019 (2018 - $200,000).

The embedded derivatives were valued using a Monte Carlo simulation utilizing the following observable inputs:

•Risk free rate – range between 1.80% and 2.06% (2018- 1.99% to 2.38%)

•Gold spot price – $1,521 (2018- $1,217)

•Implied volatility – 15% (2018- 10%)

•Gold futures price- range between $1,525 to $1,547 (2018- $1,220 to $1,244)

As all inputs used in the model are observable, the derivatives fall in Level 2 of the fair value hierarchy.

22. Finance costs

Finance costs comprises of the following:

	Year ended August 31, 2019	Year ended August 31, 2018	Year ended August 31, 2017

Interest on Gold Bullion Loans (Note 21)	$ 375,921	$ 337,012	$ 293,278
Interest on Convertible Loans (Note 23)	229,854	212,201	54,140
	$ 605,775	$ 549,213	$ 347,418

23. Convertible loans

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27 - US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27 - US$0.34 per share.

45

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

23. Convertible loans (continued)

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 shares.

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $494,000.

Activity during the year ended August 31, 2018:

During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.274 - US$0.3469 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.274 - US$0.3469 per share.

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752.  The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $135,000.

On August 27, 2018, the Company settled $131,028 (US$100,776) of principal amount of outstanding loans through the issuance of 392,867 shares with a value of $184,832 resulting on a loss on settlement of $53,804.

On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

The balance of the convertible loans is as follows:

	August 31, 2019	August 31, 2018
Balance at beginning of year	$ 2,875,420	$ 865,656
Proceeds from convertible loans	1,596,401	1,754,291
Conversion of convertible loan to shares	(2,614,343)	(131,028)
Less: conversion component of convertible loans	(141,000)	(159,000)
Less: finders fee	(494,000)	(135,000)
Interest accrued	229,854	212,201
Issuance of shares for interest payment	(206,962)	(155,487)
Interest accretion	720,250	549,069
Foreign exchange	(36,376)	74,718
Balance at end of year	$ 1,929,244	$ 2,875,420

Interest accretion expense related to these loans during the year ended August 31, 2019 totaled $720,250 (2018 - $549,069, 2017 - $276,234).

46

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

24. Taxes

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2019	2018	2017
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%	26.50%

Statutory income tax rates applied to accounting income	$(8,060,000)	$(1,881,000)	$(1,075,000)

Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	(816,000)	(57,000)	(156,000)
Permanent differences and other items	(1,077,000)	636,000	789,000
Benefit of tax losses not recognized	9,953,000	1,302,000	1,072,000
Provision for income taxes	$-	$-	$-

The enacted tax rates in Canada of 26.50% (26.50% - 2018, 26.50% - 2017) and Tanzania of 30% (2018 - 30%, 2017 - 30%) where the Company operates are applied in the tax provision calculation.  The combined Canadian federal and provincial statutory rate has increased from the prior period due to a scheduled enacted rate increase.

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2019 and 2018 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Debt issuance cost	Total

At August 31, 2017	$ (10,822,000)	$ (126,000)	$ (10,948,000)
Charged to the consolidated statement of comprehensive loss	(293,000)	(128,000)	(421,000)
At August 31, 2018	$ (11,115,000)	$ (254,000)	$ (11,369,000)
Charged to the consolidated statement of comprehensive loss	460,000	(35,000)	425,000
At August 31, 2019	$ (10,655,000)	$ (289,000)	$ (10,944,000)

Deferred Income Tax Assets	Non-capital losses	Non-capital losses	Total

At August 31, 2017	$ 10,822,000	$ 126,000	$ 10,948,000
Charged to the consolidated statement of comprehensive loss	293,000	128,000	421,000
At August 31, 2018	$ 11,115,000	$ 254,000	$ 11,369,000
Charged to the consolidated statement of comprehensive loss	(460,000)	35,000	(425,000)
At August 31, 2019	$ 10,655,000	$ 289,000	$ 10,944,000

Net deferred tax assets (liabilities)	$ -	$ -	$ -

47

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in Canadian dollars)

24. Taxes (continued)

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2019	August 31, 2018

Non capital losses	$ 91,799,000	$ 44,744,000
Property, plant and equipment	217,000	208,000
Capital losses	2,000	127,000
	$ 92,018,000	$ 45,079,000

At August 31, 2019, the Company has Tanzanian non-capital losses of $60,086,000 (2018 - $17,544,000), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years.  The non-capital loss may be carried forward without limitation.

At August 31, 2019, the Company has non-capital losses of $31,713,000 (2018 - $27,198,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years.   The non-capital losses have expiry dates as follows:

2026	$ 1,711,000
2027	1,388,000
2028	1,512,000
2029	1,967,000
2030	1,427,000
2031	2,378,000
2032	2,496,000
2033	2,352,000
2034	2,195,000
2035	1,983,000
2036	2,050,000
2037	2,866,000
2038	3,735,000
2039	3,653,000
$ 31,713,000

At August 31, 2019, $nil (2018 - $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit.

48

Exhibit 15.2

Amended and Restated Management Discussion and Analysis

August 31, 2019

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (the “Company”) should be read in conjunction with the audited amended and restated consolidated financial statements for the years ended August 31, 2019 and 2018.  The MD&A was amended and restated as of August __, 2020.  All amounts are in Canadian dollars, unless otherwise specified.

Notice to Reader

Please be advised that the following change was made to the annual consolidated financial statements for the years ended August 31, 2019 and 2018:

The correction of the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to choose the gold conversion option that would enable the holder to realize a higher profit when compared to conversion to shares.  Based on the stock price, the Company determined there was a very low probability this option would be chosen and based on gold futures prices and option contracts at those future gold prices, this option was assigned a value of $nil.  In the updated annual consolidated financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was increased by $1,100,000 and $200,000 for the years ended August 31, 2019 and 2018 to a loss of $30,417,517 and $7,097,397 respectively.  Please refer to note 2.4 of the Amended and Restated Consolidated Financial Statements for the years ended August 31, 2019 and 2018 for additional information.

Other than as expressly set forth above, the revised MD&A does not, and does not purport to, update or restate the information in the original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A.

This MD&A is amended and restated as of August __, 2020. It should be read in conjunction with the Company’s audited amended and restated consolidated financial statements (the “Annual Financial Statements”) for the years ended August 31, 2019 and 2018, including the accompanying notes.

The Annual Financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors as of August __, 2020.

Highlights – for the year ended August 31, 2019

Financial:

•On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

•On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

1

Amended and Restated Management Discussion and Analysis

August 31, 2019

•On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

•On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

•On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

•During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

•During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at exercise prices ranging from  US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from  US$0.27 - US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

•In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

•During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.274 - US$0.3469 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.274 - US$0.3469 per share.

2

Amended and Restated Management Discussion and Analysis

August 31, 2019

In connection with the gold loans and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752.

•During the year ended August 31, 2018, the Company closed $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.267 - $0.3446 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.267 - $0.3446 per share. There is no prepayment penalty.

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

•The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

Operational:

•Phase 2 Reverse Circulation (RC) resource upgrade drilling comprising seven (7) RC drill-holes with a combined total metreage of 1,503m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

•Phase 2 Diamond Core (DD) resource upgrade drilling continued during the reporting period. Eight (8) DD drill-holes with a combined total metreage of 2,716.12m (all done by Coreworthy) were completed during the reporting period.

•Notable drill results in the reporting period include:

oL91_2 (BMDD217): 1m@1.16g/t Au from 255m; 66.7m@4.51g/t Au from 357.30m including 3m@4.85g/t Au from 358m; & 31m@7.10g/t Au from 385m including  7m@17.00g/t Au from 398m.

oL21_3 (BMRCD295): 65.21m@0.42g/t Au from 252.31m including 1.50m@1.18g/t (298.50m), 5m@1.05g/t (317m) & 1m@1.34g/t (342m); 65.45m@1.06g/t Au from 361.45m including 6.69m@3.41g/t (364m), 13.07m@1.88g/t (393m) with 3.56m@3.68g/t (402m); 1.20m@2.34g/t (428.50m) & 3m@1.07g/t (462m).

oU22.5_1 (BMDD218): 4m@1.36g/t Au from 29m; 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m) & 3m@1.37g/t Au from 364m.

•No mining or ore processing activities were conducted at South Pit and Plant during the quarter. Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of 31st August 2019 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

3

Amended and Restated Management Discussion and Analysis

August 31, 2019

•The disposition of the Ore stockpiled as of 31st August 2019, remain as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

•The list of Company’s license holdings portfolio now comprises 37 active licenses split into three main categories as Retain (15), JV (6) & Discard (16).  The Itetemia ML application was arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original application submitted in November 2015. A formal appeal has been lodged to get a reversal of that  decision.

•Buckreef Mining licenses have been duly paid, are presently current and in full force and effect. The Company has withheld payment for certain annual license fees since 2014. The cumulative annual fees and sanctions through 30 September 2019 for the entire portfolio is USD $ 531,674 which has been reconciled with governments records.  The total includes all amounts for payments and includes sanctions in the amount of USD $ 165,247 as of 30th September 2019.

•Based on the new regulations that have been enacted by the Mining Commission, some of the Company’s forfeited licenses might still carry an outstanding debt (incurred before and by the time of the forfeiture). The Company is making all efforts to establish the amount of such debt and will arrange for a suitable payment schedule with the Ministry of Mines once the actual figures have been released by the Ministry.

Overall Performance

As at August 31, 2019, the Company had current assets of $4,135,316, compared to $1,322,307 on August 31, 2018.  The increase is mainly due to inflows from proceeds of convertible loans issued of $1,596,401 (2018 - $1,754,291), inflows from proceeds of gold loans issued of $287,800 (2018 - $1,312,660), as well as inflows from proceeds of the sale of common shares, net of issue costs, of $8,937,563 (2018 - $nil), which are offset by outflows in regard to expenditures on exploration of $3,027,380 (2018 - $1,305,094) and cash used in operations of $4,817,923 (2018 - $2,351,200).  Mineral properties and deferred exploration assets were $31,750,255 as at August 31, 2019, compared to $49,912,854 at August 31, 2018.

Net loss for the year ended August 31, 2019 was $30,417,517, compared to a net loss of $7,097,397 in the year ended August 31, 2018.  Net loss increased between the two years primarily due to the   write off of the Kigosi, Itetemia and Luhala mineral properties in the amount of $22,229,752 during the year ended August 31, 2019, compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  There was also an increase in professional fees to $1,666,920 during the year ended August 31, 2019, compared to $845,924 during the year ended August 31, 2018 as well as a loss on the derivative in gold loans of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31, 2018.  These large increases were offset by the decrease in share based payments, amounting to $236,000 during the year ended August 31, 2019, compared to $1,598,883 in the comparable year ended August 31, 2018, Variances in expenses are discussed below.

4

Amended and Restated Management Discussion and Analysis

August 31, 2019

Share Capital:

During the year ended August 31, 2019, the Company issued 1,836,229 (2018 – 1,172,128) common shares with a value of $699,651 (2018 - $612,900) in connection with interest payments related to the convertible loans and gold bullion loans outstanding.  The Company also completed  financings during the year ended August 31, 2019 issuing 13,435,503 (2018 - nil) common shares for proceeds, net of issue costs, of $8,911,230 (2018 - $nil).  The Company issued 7,789,895 common shares (2018 – 1,354,405) with a value of $2,781,473 (2018 - $792,381) for settlement of convertible loans as well.  The Company also issued 85,127 (2018 - nil) common shares pursuant to cashless exercise of warrants and issued 1,332,322 (2018 – nil) common shares in trust in connection with the legal appeal more fully described herein.  During the comparable year ended August 31, 2018, the Company issued 385,147 common shares pursuant to the RSU plan with a value of $188,722.  In the current period, capital was utilized for the Buckreef Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2018	426
Net proceeds from convertible loans and gold bullion loans	1,884
Net proceeds from private placements, net of issue cost, and shares to be issued	8,938
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(3,527)
General corporate expenses	(4,332)
Funds available August 31, 2019	$3,389

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2019, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

5

Amended and Restated Management Discussion and Analysis

August 31, 2019

TRENDS

•There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the year ended August 31, 2019	As at and for the year ended August 31, 2018	As at and for the year ended August 31, 2017
	Restated	Restated
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(30,417,517)	$(7,097,397)	$(6,434,112)
Basic income (loss) per share	$(0.22)	$(0.06)	$(0.05)
Diluted income (loss) per share	$(0.22)	$(0.06)	$(0.05)
Total assets	$38,118,925	$53,235,140	$51,353,088
Total long term financial liabilities	$737,404	$726,143	$1,774,581
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2019 were $4,067,153 compared to $2,992,551 for the year ended August 31, 2018.  Out of the net additions, $929,596 (2018 - $1,703,323 increase) represents an increase/decrease due to foreign exchange in the current period on functional currency.   The increase excluding these amounts saw expenditures of $3,137,557 for the year ended August 31, 2019 compared to $1,289,228 during 2018.  The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the current fiscal year.  The Company also recorded a write off of mineral properties in the amount of $22,229,752 during the year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the properties are under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Net loss for the year ended August 31, 2019 was $30,417,517, compared to a net loss of $7,097,397 for the comparable year ended August 31, 2018.  For the three month period ended August 31, 2019 and 2018, there was a net loss of

6

Amended and Restated Management Discussion and Analysis

August 31, 2019

$25,471,720 compared to a net loss of $2,076,711, respectively.  Net loss increased during the current year primarily due to the write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  Net loss also increased due to an increase in professional fees driven by an increase in legal fees in connection with outstanding litigation which increased the loss for the three month period and year ended August 31, 2019 as well as a loss on fair value of the derivative in gold loans of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31, 2018.  These increases were offset by the decrease in share based payments, amounting to $236,000 during the year ended August 31, 2019 compared to $1,598,883 in the comparable year ended August 31, 2018.

Variances in expenditures are set out below:

For the year ended August 31, 2019, depreciation expense was $353,115, compared to $386,845 for the year ended August 31, 2018. The decrease of $33,730 is due to a lower overall capital assets base as there were minimal additions during the current and prior fiscal year.

Consulting fees for the year ended August 31, 2019 were $1,159,991, compared to $938,569 in the comparable year ended August 31, 2018.  Consulting expenses were higher during the period due to timing of various consulting work, primarily related to the Buckreef Project as well as regulatory matters during the year.  Consulting fees for the three months ended August 31, 2019 were $475,451 compared to $241,471 in the comparable period ended August 31, 2018. The reason for the increased expense during the three month period is due to reclassifications of expenses between accounts.

Directors’ fees for the year ended August 31, 2019 were $111,625, compared to $111,625 in the comparable year ended August 31, 2018.  For the three month period ended August 31, 2019, director fees amounted to $27,906 (2018 - $27,906).  The amounts were the same as prior year.

Office and general expenses for the year ended August 31, 2019 were $185,268, compared to $121,757 in the comparable year ended August 31, 2018.  Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures.  For the three month period ended August 31, 2019, office and general expenses were $54,642 compared to $26,819 in the comparable period ended August 31, 2018. The reason for the increase is the same as for the year ended August 31, 2019.

Shareholder information costs for the year ended August 31, 2019 increased to $378,177 from $343,658 for the comparable year ended August 31, 2018. The amounts were consistent between the two periods.  For the three month period ended August 31, 2019, shareholder information costs were $113,970 compared to $58,340 for the three month period ended August 31, 2018.  The amounts were lower due to the number and timing of various corporate filings and news releases.

Professional fees increased by $820,996 for the year ended August 31, 2019 to $1,666,920 from $845,924 for the year ended August 31, 2018.  Professional fees increased mainly due to increased work surrounding current litigations as disclosed in the audited financial statements for the years ended August 31, 2019 and 2018, the shelf registration statement and other general corporate matters.  For the three month period ended August 31, 2019 professional fees

7

Amended and Restated Management Discussion and Analysis

August 31, 2019

went from $280,841 for the three month period ended August 31, 2018 to $334,069. The amounts increased due to the same reason as the increase for the year.

Salaries and benefits expense increased to $718,669 for the year ended August 31, 2019 from $605,659 for the year ended August 31, 2018.  Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway.  The expenses for the corresponding three month period ending August 31, 2019 and 2018 were $200,497 and $124,943 respectively and increased for the same reason as the increase for the year.

Share based payments for the year ended August 31, 2019 were $236,000, compared to $1,598,883 in the comparable year ended August 31, 2018.  The decrease is due to the Company issuing nil options (2018 – 3,682,000) with a value vested of $nil (2018 - $966,000) as well as the repricing of nil options (2018 – 3,750,000) options issued in 2016 which resulted in additional compensation of $nil (2018 - $240,000), see note 9 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018 for details of stock options issued.

For the year ended August 31, 2019, travel and accommodation expense were higher at $43,052 compared to $24,335 in 2018.  Travel and accommodation expense increased due to increased travel to site given the current exploration program.  For the three months ended August 31, 2019 and 2018, travel and accommodation went from $1,098 in 2018 to $19,786. Travel and accommodation expense increased due to increased travel to site given the current exploration program.

For the year ended August 31, 2019, the foreign exchange loss was $207,042 compared to an exchange gain of $126,583 for the same year ended August 31, 2018.  The primary reason is the foreign exchange effect on the US dollar denominated warrant liability.

The interest accretion expense for the year ended August 31, 2019 was $988,530, compared to $819,060 for the year ended August 31, 2018.  Interest accretion increased due to additional loans closed during the year ended August 31, 2019.

The Company recognized a loss on fair value of the gold loan derivative of $1,100,000 during the year ended August 31, 2019, compared to $200,000 during the year ended August 31, 2018 in connection with the lenders option to elect repayment in gold.

The Company recorded a write off of mineral properties in the amount of $22,229,752 during the three month and year ended August 31, 2019 compared to $nil during the year ended August 31, 2018.  The Company wrote off values for its non-core assets of primarily the Kigosi, Itetemia and Luhala properties as it focuses on the development of the Buckreef Project.  The Company has also taken a conservative stance while the status of the properties is under appeal as described in note 4 of the audited consolidated financial statements for the years ended August 31, 2019 and 2018.

Details of the write down are as follows:

Kigosi:

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident that they will be successful in the appeal.  The Company recorded a write off of

8

Amended and Restated Management Discussion and Analysis

August 31, 2019

$12,769,216 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $124,717).

Itetemia Project:

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The notice sent by the government did not follow due process under Tanzanian law, as such, the Company filed an appeal to this notification subsequent to year-end and the Company remains confident, as confirmed by legal counsel, that the mining application was filed correctly and they were not in default of the claims listed in the rejection notification.  The Company recorded a write off of $6,059,044 related to the property pending the result of the appeal (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil).

Luhala Project:

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project (year ended August 31, 2018 - $nil, year ended August 31, 2017 - $nil)).  The Company continues to hold and will develop the Luhala project in the future and fully expects the value to exceed the balance sheet value of $3,401,492 being written off during 2019.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(25,471)	$(2,189)	$(1,455)	$(1,302)	$(2,077)	$(1,698)	$(1,493)	$(1,830)
Basic and diluted income (loss) per share	$(0.18)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)

Quarterly figures were restated – Please refer to note 2.4 of the Amended and Restated Consolidated Financial Statements for the years ended August 31, 2019 and 2018 for additional information.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings..

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

9

Amended and Restated Management Discussion and Analysis

August 31, 2019

At August 31, 2019, the Company had a working capital deficiency of $10,395,970 (August 31, 2018 – $12,210,685), had not yet achieved profitable operations, has accumulated losses of $133,762,683 (August 31, 2018 – $103,463,959) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at August 31, 2019 an accrual of $680,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $211,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants, as described in Note 5, to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On August 21, 2019, the Company filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal.  On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court and that a bond of $200,000 be posted.  The Company has appealed the Supreme Court of the State of New York’s authority to require the Company to post a bond.  In the event that the Company is required to post the $200,000 and the Company is unable to do so, Crede will have right to sell the 1,332,222 common shares and to exercise its rights under the Securities Purchase Agreement notwithstanding our appeal.

10

Amended and Restated Management Discussion and Analysis

August 31, 2019

The Federal Claim is in its initial stage and discovery has been initiated.  In the event that the Company is forced to allow Crede to exercise the Warrants pursuant to the Supreme Court of the State of New York’s order and/or are subject to damages, the Company may be required to issue additional common shares under the Securities Purchase Agreement.  Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 10,344,487 have been issued.  Pursuant to the Securities Purchase Agreement, the Company hasve also agreed to register the common shares that may be issued to Crede pursuant to a registration rights agreement.  The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect the Company’s financial condition.

While the outcomes of this matter is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2019	2018	2017
Legal services	(i)	$Nil	$Nil	$82,455
Consulting	(ii)	$229,414	$215,108	$203,274
Consulting	(iii)	$246,602	$Nil	$172,330
Consulting	(iv)	$170,718	$Nil	$Nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2019, the legal expense charged by the firm was $nil (2018 - $nil, 2017 - $82,455).  As at August 31, 2019, $335,940 remains payable (August 31, 2018 - $335,940).

(ii) During the year ended August 31, 2019, $229,414 (2018 - $215,108, 2017 - $203,274) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2019, $246,602 (2018 - $nil, 2017 - $172,330) was paid for drill mobilization, and advances on drilling services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the year ended August 31, 2019, $170,718 (2018 - $nil, 2018 - $nil) was paid for consulting services to a company controlled by a director.

11

Amended and Restated Management Discussion and Analysis

August 31, 2019

As at August 31, 2019, the Company has a receivable of $45,368 (August 31, 2018 - $40,086) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $33,071 (August 31, 2018 - $nil) from Stamico.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at August 31, 2019, the remaining balance outstanding under finance lease obligations after the settlements described above is $78,784 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2019		2018			2017
	Fees, salaries and benefits (1)	Share based payments (2), (3))	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 576,264	$ nil	$ 636,744	$ 773,348	$ 525,102	$ 1,175,439
Directors	111,625	nil	111,625	414,000	111,625	673,200
Total	$ 687,889	$ nil	$ 748,369	$ 1,187,348	$ 636,727	$ 1,848,639

(1)Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2)Compensation shares may carry restrictive legends.

(3)All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2019, included in trade and other payables is $927,000 (August 31, 2018 - $863,000) due to these key management personnel with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees, (b) to reward such persons for their sustained

12

Amended and Restated Management Discussion and Analysis

August 31, 2019

contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2019

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward

13

Amended and Restated Management Discussion and Analysis

August 31, 2019

of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 6 of the August 31, 2019 audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of

14

Amended and Restated Management Discussion and Analysis

August 31, 2019

its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the

15

Amended and Restated Management Discussion and Analysis

August 31, 2019

straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

Cash and derivatives are classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.

The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at August 31, 2019 and 2018, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy and the derivatives in the gold bullion loans are classified as Level 2 within the fair value hierarchy. See Note 21 of the amended and restated consolidated financial statements for the years ended August 31, 2019 and 2018 for further information on the fair value of the derivatives in the gold bullion loans.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at August 31, 2019, or August 31, 2018.

16

Amended and Restated Management Discussion and Analysis

August 31, 2019

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at August 31, 2019, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $34,000 (2018 - $4,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2019, the Company had current assets of $4,135,316 (August 31, 2018 - $1,322,307) and current liabilities of $14,531,286 (August 31, 2018 - $13,532,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $10,395,970 (August 31, 2018 - $12,210,685).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At August 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $859,000 on the statements of comprehensive loss.

Disclosure of Outstanding Share Data

As at the date of original filing of this MD&A, there were 144,631,897 common shares outstanding, 4,305,758 share purchase warrants outstanding, nil RSUs outstanding, and 7,352,000 stock options outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Company is to develop the Buckreef Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (June 2018). The  exploration plans including financial analysis projections on the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo open pit mines. Recommendations for further resource upgrade drilling as stated in the June 26, 2018 NI43-101 pre-feasibility report were implemented during this reporting period. In addition to the in-fill drilling the Corporation also implemented the start of metallurgical, rock stress and other tests with the intent of determining the best plan to bringing the Buckreef project into production.

The Company continues to monitor its other various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. However, the Company suffered a setback on its Itetemia’s Golden Horseshoe Reef (GHR) that represented a modest, yet robust, medium-grade, near surface gold deposit and is currently in the care and maintenance stage. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetamia Mining License Application. No official correspondence has been received; however, it appears

17

Amended and Restated Management Discussion and Analysis

August 31, 2019

that our application had been denied and 5 PML’s were issued under  another name based on  the Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in its favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

The Luhala property holds modest but low-cost gold extraction potential and is still classified as an advanced stage exploration project.

The Company also suffered a setback on its Kigosi project, a pre-production mining project whereby development has been delayed due to recently enacted laws on mining in areas designated as game reserves. During the reporting period, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. Despite the setback, the Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for access with the Ministry of Natural Resources and Tourism continue.

Based on the Management’s adoption and implementation of the recommendations from the Executive Technical team to classify of all the Company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for joint venture and PLs to Discard/Abandon, efforts to pay up all outstanding annual fees on the PLs in the PLs to Retain and/or JV category progressed well but mainly targeted the Special Mining License and Mining licenses.

The five critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally included under Buckreef Project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area are summarized in the sections below. Actual field-work was mainly concentrated on the Buckreef Project during the reporting period.

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

18

Amended and Restated Management Discussion and Analysis

August 31, 2019

Buckreef Project

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully-licensed for mining and extraction of gold.

19

Amended and Restated Management Discussion and Analysis

August 31, 2019

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to 31st August 2019:

•No mining or ore processing activities conducted at the Buckreef project during the reporting period.

•Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st November 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•The disposition of the Ore stockpiled as of 31st November 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Resource Drilling on the Buckreef Main Pit Area

The following cumulative work on mining and process plant operations was completed up to 31st August 2019:

•Continued Phase 2 resource upgrade Diamond Core (DD) drilling program.

•Commenced Phase 2 RC pre-collaring for deeper DD resource upgrade drill-holes.

Reverse Circulation (RC) Drilling (Pre-collaring)

•Phase 2 Reverse Circulation (RC) resource upgrade drilling comprising seven (7) RC drill-holes with a combined total metreage of 1,503m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Diamond Core (DD) Drilling

•An additional eight (8) DD drill-holes with a combined total metreage of 2,716.12m (all done by Coreworthy) were completed during the reporting period.

Drilling Assay Results

During the reporting period, assays results included significant intercepts as follows:

oL91_2 (BMDD217): 1m@1.16g/t Au from 255m; 66.7m@4.51g/t Au from 357.30m including 3m@4.85g/t Au from 358m; & 31m@7.10g/t Au from 385m including  7m@17.00g/t Au from 398m.

oL21_3 (BMRCD295): 65.21m@0.42g/t Au from 252.31m including 1.50m@1.18g/t (298.50m), 5m@1.05g/t (317m) & 1m@1.34g/t (342m); 65.45m@1.06g/t Au from 361.45m including 6.69m@3.41g/t (364m), 13.07m@1.88g/t (393m) with 3.56m@3.68g/t (402m); 1.20m@2.34g/t (428.50m) & 3m@1.07g/t (462m).

oU22.5_1 (BMDD218): 4m@1.36g/t Au from 29m; 8m@1.36g/t Au from 305m including 1m@5.41g/t (307m) & 3m@1.37g/t Au from 364m.

20

Amended and Restated Management Discussion and Analysis

August 31, 2019

Mineral Resource and Mineral Reserve Estimates

The Buckreef Gold project mineral resources as at 31st August 2019 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Gold Project Mineral Resource Estimate as of 31st August 2019 (Source Virimai Projects, 2018)

The Buckreef Gold project pit-optimized mineral reserves as at 31st August 2019 using a cut-off grade of 0.3g/t is as summarized in the table below:

Buckreef Gold Project Mineral Reserve Estimate as of 31st August 2019 (Source Virimai Projects, 2018)

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41 **Virimai 22nd June 2018 Pit Design Reserves Summary**			
Prospect	**Reserves**	**Tonnes**	**Grade**	**In Situ Gold Content**	
Name	**Category**	**(Mt)**	**Au (g/t)**	**Kg**	**oz**
Buckreef	Proven	8,174,415	1.64	13,374.06	429,985.66
	Probable	8,174,147	1.40	11,435.72	367,666.58
	Waste	**160,217,840**			
Total (Proven + Probable)		**16,348,562**	**1.52**	24,809.78	797,652.24
Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02		
Total (Proven + Probable)		**1,055,666**	**1.04**	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-		
Total (Proven + Probable)		**70,183**	**2.35**	**111**	**3,582**
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734			
Total (Proven + Probable)		**1,608,536**	**2.04**	**2,743**	**88,182**
Grand Total	**Proven**	**9,352,183**	**1.72**	**16,092**	**517,358**
	Probable	**9,730,764**	**1.36**	**13,265**	**426,492**
	Proven +Probable	**19,082,947**	**1.54**	**16,749**	**943,851**

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf).  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the

21

Amended and Restated Management Discussion and Analysis

August 31, 2019

felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

License Holding and Status (Buckreef & Buziba)

At the end of Q4_2019, the Buckreef Project technically comprises one PL and one SML covering a surface area of 21.64km2. However, due to ongoing discussions for the continuance of the original JV land-holdings, the 12 other PLs whose 8-year tenure expired are still safeguarded on the Ministry of Minerals License Portal record and the license status and statutory liabilities for the Buckreef project is as shown in the table below:

Buckreef Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2019

•According to the updated Government Records the Buckreef-Buziba Project Annual Fees Liability as of 31st August is USD0.00.

•The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

•The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. Despite numerous enquiries by the Company, no official feedback has been received from authorities in the Ministry of Mines or the Mining Commission on the status of this application during the reporting quarter. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetamia Mining License Application. No official correspondence has been received, however it appears that our application has been denied and 5 PML’s reverted back into another name based on Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

22

Amended and Restated Management Discussion and Analysis

August 31, 2019

As of 31st August 2019, the retained portion of the Itetemia project area now has 4 active PLs all covering a surface area of 13.37km2. However, as of May 2019, the area covered by the ML application has five PMLs already granted over the ML application area and now the subject of a court case filed by the Company to redress the situation.

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2019

•All three of the critical PLs were successfully renewed.

•Current liability (no penalties) on the Itetemia licenses totals US$2,666 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve.  Historical exploration on the project established a resource as shown in table below.

The table below shows the status (as of 31st August 2019) of the Kigosi Project license portfolio (identified as critical to the project) has 4 active PLs all covering a surface area of 61.98km2 (excluding the Kigosi ML096/2013 that was put under Mining Commission protector ship while access negotiations are underway) The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2019

•Applications for renewal of three (3) of the critical licenses were successfully submitted.

•Current liability (no penalties) on the Active licenses totals US$23,397.75 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

23

Amended and Restated Management Discussion and Analysis

August 31, 2019

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study reporting.

At the end of this reporting period critical Luhala project area had 1 PL covering a surface area of 3.45km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status – License Status and Liability as of 31st August 2019

•The single PL has been renewed.

•Current liability (no penalties) on the Active license totals US$300 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

Exploration Projects Updates: Other PLs (JV/Discard)

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management continues to streamline its license portfolio in Tanzania.

During the reporting period, the Company managed to pay off the bulk of the liabilities (as per the last government published debtors’ list of January 31, 2019) for Prospecting Licenses proposed for possible Joint Venture partnerships (blue text) and/or discard (purple text) and subsequently discarded the bulk of the licenses that were considered surplus (Discard category). The entire portfolio covers a combined area of 67.52km2.

24

Amended and Restated Management Discussion and Analysis

August 31, 2019

Rest of Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2019

•All the PLs have outstanding annual fees and penalty fee payments were paid up during the reporting period.

•Current liability (no penalties) on the Active license totals US$3,498.75 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

Summary

As of 30th September 2019, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is ~US$511,548 made up as follows:

•Forfeited Licenses Outstanding Annual Fees: US$353,009 &

•Forfeited Penalty Fees: US$158,538

The table below summarizes the liability by company.

TRX All Project PL Portfolio Status – License Status and Liabilities as of 30th September 2019

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance

25

Amended and Restated Management Discussion and Analysis

August 31, 2019

risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2019 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2019 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2019 and concluded that

ICFR was not effective as at August 31, 2019 due to the following material weaknesses; (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.  This material weakness resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively for the years ended August 31, 2019 and 2018.

The Company intends to take steps to enhance and improve the design of its ICFR; however during the fiscal year ended August 31, 2019, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

26

Amended and Restated Management Discussion and Analysis

August 31, 2019

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

27

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

(to Form 6-K filed on July 16, 2020)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, British Columbia, Canada, V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

Explanatory Note

On July 16, 2020, Tanzanian Gold Corporation (the “Company”) filed a Form 6-K to furnish its Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 and the related Management’s Discussion & Analysis.

The Company is refurnishing its financial statements for the nine months ended May 31, 2020 attached hereto as Exhibit 99.1 and related management discussion and analysis attached hereto as Exbibit 99.2 as concurrently filed on Sedar with the Canadian Securities Administrators.

A change was made to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 to correct the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 as at August 31, 2019 and the related overstatement of net loss for the nine month period ended May 31, 2020.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,693,526.  Please refer to note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information as attached hereto as Exhibit 99.1

Exhibit No.Document

99.1Unaudited financial statements for the nine months ended May 31, 2020

99.2Management’s Discussion & Analysis for the nine months ended May 31, 2020

99.3CEO Certification of Interim Filings

99.4CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: ____________________

James E. Sinclair

Executive Chairman

Date: August __, 2020

Tanzanian Gold Corporation (the “Company”)

Notice to Reader

Please be advised that the following change was made to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019:

The correction of the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 as at August 31, 2019 and the related overstatement of net loss for the nine month period ended May 31, 2020.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to choose the gold conversion option that would enable the holder to realize a higher profit when compared to conversion to shares.  Based on the stock price, the Company determined there was a very low probability this option would be chosen and based on gold futures prices and option contracts at those future gold prices, this option was assigned a value of $nil.  In the updated interim financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,692,526.  Please refer to note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information.

1

EXHIBIT 99.1

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Unaudited Interim Condensed Consolidated

Financial Statements

For the three and nine month periods ended

May 31, 2020 and 2019

(expressed in Canadian dollars)

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Gold Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jeffrey R. Duval”	“Marco Guidi”
Jeffrey R. Duval	Marco Guidi
Acting Chief Executive Officer	Chief Financial Officer

3

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	May 31, 2020	August 31, 2019

Assets		(As restated – Note 2.4)
Current Assets
Cash (Note 15)	$ 1,449,386	$ 3,389,319
Other receivables (Note 11)	614,383	625,519
Prepaid and other assets (Note 12)	478,747	120,478
	2,542,516	4,135,316
Property, plant and equipment (Note 4)	2,214,415	1,710,575
Inventory (Note 14)	579,194	522,779
Mineral properties and deferred exploration (Note 3)	39,599,097	31,750,255
	$ 44,935,222	$ 38,118,925

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 13)	$ 6,633,397	$ 6,225,131
Leases payable (Note 4)	87,903	78,784
Convertible loan (Note 22)	6,504,199	1,929,244
Gold bullion loans (Note 20)	5,224,933	4,998,127
Derivatives in gold bullion loans (Note 20)	2,100,000	1,300,000
	20,550,432	14,531,286
Warrant liability (Note 5)	-	4,486,444
Asset Retirement Obligation (Note 18)	747,495	737,404
	21,297,927	19,755,134
Shareholders’ equity
Share capital (Note 5)	157,673,093	142,251,909
Share based payment reserve (Note 7)	8,970,920	8,374,041
Warrants reserve (Note 6)	1,033,037	1,033,037
Accumulated other comprehensive income (loss)	833,937	(114,030)
Accumulated deficit	(145,461,823)	(133,762,683)
Equity attributable to owners of the Company	23,049,164	17,782,274
Non-controlling interests (Note 19, 3(a))	588,131	581,517
Total shareholders’ equity	23,637,295	18,363,791
	$ 44,935,222	$ 38,118,925

 Nature of operations and Going Concern (Note 1)

 Commitments and Contingencies (Notes 3 and 17)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

 Events after the reporting period (Note 23)

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three months ended May 31, 2020	Three months ended May 31, 2019	Nine months ended May 31, 2020	Nine months ended May 31, 2019
		(As restated – Note 2.4)	(As restated – Note 2.4)	(As restated – Note 2.4)
Administrative expenses
Depreciation (Note 4)	$ 26,327	$ 87,541	$ 178,712	$ 262,622
Consulting (Note 8)	361,626	298,017	1,010,819	684,540
Directors’ fees (Note 8)	74,765	27,906	164,953	83,719
Office and general	59,278	39,536	184,089	130,626
Shareholder information	221,537	92,032	579,336	264,207
Professional fees (Note 8)	697,298	849,407	1,290,900	1,332,851
Salaries and benefits	324,111	220,575	900,434	518,172
Share based payments (Note 5)	4,329,710	46,000	4,340,710	183,000
Travel and accommodation	11,762	8,600	80,710	23,266
	(6,106,414)	(1,669,614)	(8,730,663)	(3,483,003)
Other income (expenses)
Foreign exchange	(89,180)	7,081	(90,390)	89,766
Interest, net	(5,350)	(6,201)	(16,883)	(13,232)
Interest accretion (Notes 20 and 22)	(314,462)	(261,718)	(648,782)	(655,405)
Loss on derivative in gold bullion loans (Note 20)	(600,000)	(45,000)	(800,000)	(70,000)
Accretion on asset retirement obligation (Note 18)	(2,860)	(2,815)	(8,580)	(8,446)
Finance costs (Note 21)	(230,418)	(145,454)	(601,173)	(466,310)
Exploration costs	(466,564)	(21,377)	(595,379)	(132,368)
Interest on leases (Note 4)	(2,809)	(2,767)	(7,938)	(7,794)
Settlement of lawsuit	-	(575)	-	(154,251)
Withholding tax costs	(61,465)	(40,756)	(192,738)	(44,754)
Net loss	$ (7,879,522)	$ (2,189,196)	$ (11,692,526)	$ (4,945,797)
Other comprehensive income
Foreign currency translation	738,904	1,217,943	947,967	1,369,469
Comprehensive loss	$ (7,140,618)	$ (971,253)	$ (10,744,559)	$ (3,576,328)

Loss attributable to:
Parent	(8,030,146)	(2,190,817)	(11,699,140)	(4,938,584)
Non-controlling interests	150,624	1,621	6,614	(7,213)
	$ (7,879,522)	$ (2,189,196)	$ (11,692,526)	$ (4,945,797)
Comprehensive loss attributable to:
Parent	(7,473,124)	(1,529,327)	(11,171,144)	(4,193,589)
Non-controlling interests	332,506	548,074	426,585	616,261
	$ (7,140,618)	$ (971,253)	$ (10,744,559)	$ (3,576,328)
Loss per share – basic and diluted attributable to Parent	$ (0.05)	$ (0.02)	$ (0.07)	$ (0.04)
Weighted average # of shares outstanding – basic and diluted	161,729,645	139,201,008	157,428,902	135,712,289

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

6

Nine month periods ended May 31,	2020	2019
	(As restated – Note 2.4)	(As restated – Note 2.4)
Operating
Net loss	$ (11,692,526)	$ (4,945,797)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	178,712	262,622
Share based payments	4,340,710	183,000
Loss on derivative in gold bullion loans	800,000	70,000
Accretion on asset retirement obligation	8,580	8,446
Interest accretion	648,782	655,405
Foreign exchange	274,573	(291,873)
Shares issued for payment of interest on bullion loans	469,589	466,310
Loss on shares issued for settlement of debt	-	30,116
Net change in non-cash operating working capital items:
Other receivables	11,136	(191,528)
Inventory	(56,415)	(16,951)
Prepaid expenses	(66,028)	(39,298)
Trade, other payables and accrued liabilities	244,604	755,367
Cash used in operating activities	(4,838,283)	(3,054,181)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(6,448,335)	(1,919,793)
Purchase of property, plant and equipment	(625,681)	(20,062)
Cash used in investing activities	(7,074,016)	(1,939,855)
Financing
Issuance of common shares for cash, net of issue costs	4,634,051	3,833,378
Interest on leases	9,119	9,084
Proceeds from issuance of convertible loans	5,612,589	1,596,401
Repayment of convertible loans	(283,393)	-
Proceeds from gold bullion loans	-	287,800
Cash provided by financing activities	9,972,366	5,726,663
Net (decrease) increase in cash	(1,939,933)	732,627
Cash, beginning of period	3,389,319	426,062
Cash, end of period	$ 1,449,386	$ 1,158,689

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2020	2019
Non-cash transactions:
Shares issued for interest on loans	$ 469,589	$ 555,800
Shares issued as financing fee for convertible loans	348,395	396,194
Shares on conversion of loans	865,624	1,362,587
Shares issued for compensation	4,329,710	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

1.Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“Tanzanian” or the “Company”).  The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At May 31, 2020 the Company had a working capital deficiency of $18,007,916 (August 31, 2019 – $10,395,970), had not yet achieved profitable operations, has accumulated losses of $145,461,823 (August 31, 2019 – $133,762,683). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2020, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.  Basis of Preparation

2.1 Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on July 13, 2020.

9

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

2.  Basis of Preparation (continued)

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the three and nine month periods ended May 31, 2020 and 2019 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2019 annual financial statements, except for standards adopted during the period as noted below.

2.3Adoption of new and revised standards and interpretations

Adoption of New Accounting Standards

The adoption of the following new standards, interpretations and amendments where included in the financial statements for the year beginning September 1, 2019.

IFRS 16 Leases (“IFRS 16”), was issued in January 2016 and it replaces IAS 17 Leases. IFRS 16 requires entities to recognize lease assets and lease obligations on the balance sheet. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead leases are “capitalized” by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligations to make future lease payments. IFRS 16 is effective for fiscal periods beginning on or after January 1, 2019.

The Company did not have any operating leases in place as at September 1, 2019, as such, there was no impact on adoption of the standard.

2.4Restatement of previously reported consolidated financial statements

The Company determined that an alternate valuation approach should be taken in accordance with IFRS from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to consider in order to realize a higher profit upon gold conversion when compared to conversion to shares.  Based on the then stock price, the Company determined that there was a very low probability that  the gold conversion option would be exercised based on gold futures prices and option contracts at those future gold prices, and this option was assigned a value of $nil.  In the updated annual and interim consolidated financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,692,526.

The following tables for the Company’s prior interim periods and year ended August 31, 2019 summarize the effect of the adjustment described above:

There were no differences for the statement of financial position previously reported as at May 31, 2020.

10

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

2.  Basis of Preparation (continued)

2.4Restatement of previously reported consolidated financial statements (continued)

Line item on the amended and restated consolidated statements of financial position and amended and restated consolidated statements of changes in shareholders’ equity pertaining to prior periods are presented below:

	As at February 29, 2020
	Previously reported	Adjustment	As restated
Derivative in gold bullion loans	$ -	$ 1,500,000	$ 1,500,000
Total current liabilities	16,830,689	1,500,000	18,330,689
Total liabilities	22,061,768	1,500,000	23,561,768
Accumulated deficit	(135,931,677)	(1,500,000)	(137,431,677)
Total shareholders’ equity	22,185,020	(1,500,000)	20,685,020
	As at November 30, 2019
	Previously reported	Adjustment	As restated
Derivative in gold bullion loans	$ -	$ 900,000	$ 900,000
Total current liabilities	15,703,512	900,000	16,603,512
Total liabilities	20,931,731	900,000	21,831,731
Accumulated deficit	(133,952,995)	(900,000)	(134,852,995)
Total shareholders’ equity	18,410,226	(900,000)	17,510,226
	As at August 31, 2019
Previously reported	Adjustment	As restated
Derivative in gold bullion loans	$ -	$ 1,300,000	$ 1,300,000
Total current liabilities	13,231,286	1,300,000	14,531,286
Total liabilities	18,455,134	1,300,000	19,755,134
Accumulated deficit	(132,462,683)	(1,300,000)	(133,762,683)
Total shareholders’ equity	19,663,791	(1,300,000)	18,363,791

Line item on the amended and restated consolidated statements of comprehensive loss pertaining to current and prior periods are presented below:

	Nine month period ended May 31, 2020
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ 2,100,000	$ (1,300,000)	$ 800,000
Net loss	(12,992,526)	1,300,000	(11,692,526)
Comprehensive loss	(12,044,559)	1,300,000	(10,744,559)
Loss per share – basic and diluted attributable to Parent	(0.08)	0.01	(0.07)

11

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

2.  Basis of Preparation (continued)

2.4Restatement of previously reported consolidated financial statements (continued)

	Six month period ended February 29, 2020
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ -	$ 200,000	$ 200,000
Net loss	(3,613,004)	(200,000)	(3,813,004)
Comprehensive loss	(3,403,941)	(200,000)	(3,603,941)
Loss per share – basic and diluted attributable to Parent	(0.03)	-	(0.03)

	Three month period ended February 29, 2020
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ -	$ 600,000	$ 600,000
Net loss	(1,995,393)	(600,000)	(2,595,393)
Comprehensive loss	(1,712,405)	(600,000)	(2,312,405)
Loss per share – basic and diluted attributable to Parent	(0.02)	-	(0.02)

	Three month period ended November 30, 2019
	Previously reported	Adjustment	As restated
Loss on derivative in gold bullion loans	$ -	$ (400,000)	$ (400,000)
Net loss	(1,617,611)	400,000	(1,217,611)
Comprehensive loss	(1,691,536)	400,000	(1,291,536)
Loss per share – basic and diluted attributable to Parent	(0.01)	-	(0.01)

The changes had no impact on cash from operating activities, investing activities or financing activities on the statements of cash flows as the correction relates to a non-cash valuation of the derivative liability.

12

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

2.5 COVID-19

At the end of 2019, a novel strain of coronavirus (“COVID-19”) was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world. On March 11, 2020, it was labelled a pandemic by the World Health Organization. During the first quarter of 2020, attempts at containment of COVID-19 have resulted in decreased economic activity, which has adversely affected the broader global economy. The rapid development and fluidity of the situation precludes any prediction as to the ultimate impact of COVID-19; however, the Company seeks to obtain the best possible information to enable the assessment of the risks involved, and implement appropriate measures to respond. During the nine month period ended May 31, 2020, the Company has taken a number of measures to safeguard the health of its employees and the local communities where it operates.

3.Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at May 31, 2020 and recorded a write-down of $nil during the nine month period ended May 31, 2020 (2019 - $nil).

13

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration (continued)

The continuity of expenditures on mineral properties is as follows:

14

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”).  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015.  The Company shall be entitled to extend the date for one additional year:

         i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time.  The Company has received a subsequent letter from Stamico regarding request for payment.  It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.  As at May 31, 2020 USD $306,412 remains accrued to be paid over eight instalments through April 2021.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”).  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

15

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian).  The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification.  The Company recorded a write off of $12,769,216 for the year ended August 31, 2019 related to the property pending the result of the appeal.

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The Company disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification.  The Company recorded a write off of $6,059,044 for the year ended August 31, 2019 related to the property pending the result of the appeal.

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the consultant to carry out the development work will be initiated.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project.

.

16

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

4.Property, plant and equipment

	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction-in-progress *	Total
Cost
As at September 1, 2018	$ 14,783	$ 65,970	$ 1,300,721	$ 99,832	$ 1,490,851	$ 1,381,969	$ 4,354,126
Additions	-	4,950	-	21,147	-	-	26,097
Disposals	-	(7,142)	-	-	-	-	(7,142)
Foreign exchange	319	1,676	28,457	3,079	32,528	36,732	102,791
As at August 31, 2019	$ 15,102	$ 65,454	$ 1,329,178	$ 124,058	$ 1,523,379	$ 1,418,701	$ 4,475,872
Additions	29,342	83,629	81,360	-	-	431,350	625,681
Foreign exchange	1,537	4,470	41,924	2,919	13,749	4,351	68,950
As at May 31, 2020	$ 45,981	$ 153,553	$ 1,452,462	$ 126,977	$ 1,537,128	$ 1,854,402	$ 5,170,503
Accumulated depreciation
As at September 1, 2018	$ 14,552	$ 48,911	$ 1,143,231	$ 78,759	$ 1,068,694	$ -	$ 2,354,147
Depreciation expense	12	7,191	36,718	4,956	304,238	-	353,115
Disposals	-	(5,214)	-	-	-	-	(5,214)
Foreign exchange	312	1,394	25,817	1,867	33,859	-	63,249
As at August 31, 2019	$ 14,876	$ 52,282	$ 1,205,766	$ 85,582	$ 1,406,791	$ -	$ 2,765,297
Depreciation expense	7,014	19,380	18,615	3,451	130,252	-	178,712
Foreign exchange	485	576	10,121	1,012	85	-	12,279
As at May 31, 2020	$ 22,375	$ 72,238	$ 1,234,502	$ 90,045	$ 1,537,128	$ -	$ 2,956,288
Net book value
As at August 31, 2018	$ 231	$ 17,059	$ 157,490	$ 21,073	$ 422,157	$ 1,381,969	$ 1,999,979
As at August 31, 2019	$ 226	$ 13,172	$ 123,412	$ 38,476	$ 116,588	$ 1,418,701	$ 1,710,575
As at May 31, 2020	$ 23,606	$ 81,315	$ 217,960	$ 36,932	$ -	$ 1,854,402	$ 2,214,215

* Construction in progress represents construction of the Company’s processing plant.

17

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

4.Property, plant and equipment (continued)

Sale-leaseback transaction:

As at May 31, 2020, the remaining balance outstanding under finance lease obligations after the settlements described above is $87,903 (August 31, 2019 - $78,784) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the nine month period ended May 31, 2020 related to the leases amounted to $7,938 (2019 - $7,794), and is recorded in the statement of comprehensive loss.

5.Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number	Amount ($) ($)
Balance at September 1, 2018	125,162,803	$ 127,003,132
Issued for private placements, net of share issue costs	13,435,503	8,911,230
Shares issued for interest on gold and convertible loans	1,836,229	699,651
Shares issued for settlement of convertible and gold loans (Note 20 and 22)	7,789,895	2,781,473
Transfer of conversion component on conversion of convertible loans	-	1,402,631
Finders fees on convertible and gold bullion loans (Note 20 and 22)	686,446	581,181
Stock options exercised	63,333	26,333
Transfer of reserve on exercise of stock options	-	27,722
Warrants exercised	85,127	215,000
Issued for legal appeal (Note 17)	1,332,222	603,556
Balance at August 31, 2019	150,391,558	$ 142,251,909
Issued for cash, net of share issue costs	6,768,634	4,634,051
Shares issued for settlement of convertible and gold loans (Note 20 and 22)	1,991,977	865,624
Transfer of conversion component on conversion of convertible loans	-	87,371
Shares issued for interest on gold and convertible loans	1,159,324	469,589
Shares issued for services	5,623,000	4,329,710
Finders fees on convertible and gold bullion loans (Note 20 and 22)	464,527	348,395
Warrants exercised	5,434,896	4,686,444
Balance at May 31, 2020	171,833,916	$ 157,673,093

Activity during the nine month period ended May 31, 2020:

During the nine month period ended May 31, 2020, the Company issued 6,768,674 common shares at an average price of USD $0.575 per common share, raising an aggregate net proceeds, net of share issue costs of $503,934, of $4,634,051 (US $3,559,000).

During the nine month period ended May 31, 2020, 4,017,857 warrants expiring on September 26, 2021 were exercised by way of cashless exercise into 5,434,896 common shares of the Company which resulted in the transfer of the associated value of $4,686,444 from warrant liability to share capital.

During the nine month period ended May 31, 2020, 1,159,324 shares were issued at an average price of $0.41 per share for total issued value of $469,589 for payment of interest (see Notes 20 and 22 for details).

18

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

5.Capital Stock (continued)

On April 15, 2020 the Company issued 5,623,000 common shares at a price of $0.75 per share with total value of $4,329,710 for compensation to various officers, directors, consultants and employees.

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company issued 13,435,503 common shares at an average price of US $0.53 per common share, raising an aggregate net proceeds, net of share issue costs of $349,709, of $8,911,230 (US $7,158,934).

During the year ended August 31, 2019, 257,143 warrants expiring on December 9, 2019 were exercised by way of cashless exercise into 85,127 common shares of the Company which resulted in the transfer of the associated value of $215,000 from reserve for warrants to share capital.

During the year ended August 31, 2019, 1,836,229 shares were issued at an average price of $0.38 per share for total issued value of $699,969 for payment of interest (see Notes 20 and 22 for details).

During the year ended August 31, 2019, the Company issued 686,446 common shares at a price of $0.85 per share for total issued value of $581,181 for payment of finders fees in connection with the convertible and gold bullion loans (see Notes 20 and 22 for details).

Warrant issuances:

Activity during the nine month period ended May 31, 2020:

There were no warrant issuances during the nine month period ended May 31, 2020.

Activity during the year ended August 31, 2019:

There were no warrant issuances during the year ended August 31, 2019.

Warrants and Compensation Options outstanding:

At May 31, 2020, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021

Balance, May 31, 2020	287,901	-	-

The outstanding warrants have weighted average price of US$0.93 and weighted average remaining contractual life of 1.30 years.

19

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

5.Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

The warrant liability at May 31, 2020 and August 31, 2019 relates to the outstanding balance of nil and 4,017,857 warrants, respectively, which were issued as part of the September 26, 2016 private placement and are exercisable at the option of the holder into common shares for no consideration.  This cashless exercise right is only in effect if the current market price is less than the exercise price of US$1.10.  (Note 17)

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  Under the RSU Plan, a maximum of 2,500,000 shares are authorized for issuance. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2019 - 2,500,000) shares have been issued as at May 31, 2020.

20

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

5.Capital Stock (continued)

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding.  The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant.  As at May 31, 2020, the Company had 9,831,391 (August 31, 2019 – 7,687,155) options available for issuance under the Plan.

The continuity of outstanding stock options for the nine month period ended May 31, 2020 and year ended August 31, 2019 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2018	7,432,000	0.41
Exercised	(63,333)	(0.42)
Cancelled	(16,667)	(0.43)
Balance – August 31, 2019 and May 31, 2020	7,352,000	$0.41

(i)On September 29, 2017, the Company granted 3,582,000 stock options to directors, officers and employees of the Company.  The options are exercisable at CAD$0.43 per share expiring on September 29, 2026.  The resulting fair value of $1,183,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 76%; a risk-free interest rate of 1.98% and an expected average life of 9 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 29, 2018 with the remaining 1/3 vesting on September 29, 2019.

Share based payments based on the portion vested during the nine month period ended May 31, 2020 amounted to $11,000 (2019 - $183,000).

(ii)On January 2, 2018, the Company granted 100,000 stock options to a consultant of the Company.  The options are exercisable at CAD$0.35 per share expiring on January 2, 2028.  The resulting fair value of $31,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 96%; a risk-free interest rate of 2.08% and an expected average life of 10 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/4 of the options vest every three months through to January 2, 2019.

Share based payments based on the portion vested during the nine month period ended May 31, 2020 amounted to $nil (2019 - $3,000).

21

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

5.Capital Stock (continued)

Stock options (continued)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	100,000	January 2, 2028	7.59
CAD0.40	3,720,000	2,480,000	September 29, 2026	6.33
CAD0.43	3,532,000	3,532,000	October 11, 2026	6.36
CAD0.41	7,352,000	7,352,000		6.36

(1)Total represents weighted average.

6.Reserve for warrants

Period/Year ended	May 31, 2020	August 31, 2019
Balance at beginning of period/year	$ 1,033,037	$ 1,248,037
Exercise of warrants	-	(215,000)
Balance at end of period/year	$ 1,033,037	$ 1,033,037

7.Reserve for share based payments

Period/Year ended	May 31, 2020	August 31, 2019
Balance at beginning of period/year	$ 8,374,041	$ 9,394,394
Share based compensation – Stock options	11,000	236,000
Conversion component of convertible loans	673,250	174,000
Transfer of reserve on conversion of convertible loans	(87,371)	(1,402,631)
Transfer of reserve on exercise of stock options	-	(27,722)
Balance at end of period/year	$ 8,970,920	$ 8,374,041

8. Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Nine months ended,	Notes	May 31, 2020	May 31, 2019
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$182,461	$167,407
Consulting	(iii)	$325,734	$246,602
Consulting	(iv)	$60,814	$150,950

22

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

8. Related party transactions and key management compensation (continued)

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2020, the legal expense charged by the firm was $nil (2019 - $nil).  As at May 31, 2020, $335,940 remains payable (August 31, 2019 - $335,940).

(ii) During the nine month period ended May 31, 2020, $182,461 (2019 - $167,407) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the nine month period ended May 31, 2020, $325,734 (2019 - $246,602) was paid for drill mobilization, advances on drilling services, and payments due under agreement, to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the nine month period ended May 31, 2020, $60,814 (2019 - $150,950) was paid for consulting services to a company controlled by a director.

As at May 31, 2020, the Company has a receivable of $67,119 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $34,188 (August 31, 2019 - $33,071) from Stamico.

As at May 31, 2020, the Company has outstanding leases due under lease obligations as described in note 4 of $87,903 (August 31, 2019 - $78,784) repayable within 1 year.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Nine months ended May 31,	2020		2019
	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 478,310	$ 2,117,500	$ 425,337	$ nil
Directors	164,953	1,247,400	83,719	nil
Total	$ 643,263	$ 3,364,900	$ 509,056	$ nil

   (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at May 31, 2020, included in trade and other payables is $1,130,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

9. Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

23

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

9. Management of Capital (continued)

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine month period ended May 31, 2020. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at May 31, 2020 totaled $23,049,164 (August 31, 2019 - $17,782,274).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

10. Financial Instruments

Fair Value of Financial Instruments

Cash and derivatives are classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

24

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

10. Financial Instruments (continued)

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at May 31, 2020 and August 31, 2019, cash is recorded at fair value under level 1 within the fair value hierarchy and the derivatives in the gold bullion loans are classified as Level 2 within the fair value hierarchy. See Note 20 for further information on the fair value of the derivatives in the gold bullion loans.

The carrying value of cash, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The other receivables consist primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2020, or August 31, 2019.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $14,000 (2019 - $12,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2020, the Company had current assets of $2,542,516 (August 31, 2019 - $4,135,316) and current liabilities of $20,550,432 (August 31, 2019 - $14,531,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $18,007,916 (August 31, 2019 - $10,395,970).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,509,000 on the statements of comprehensive loss.

25

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

11. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	May 31, 2020	August 31, 2019

Receivable from related parties	$ 67,119	$ 78,439
HST and VAT receivable	502,245	526,983
Other	45,019	20,097
Other Receivables	$ 614,383	$ 625,519

Below is an aged analysis of the Company’s other receivables:

	May 31, 2020	August 31, 2019

Less than 1 month	$ 96,445	$ 88,143
1 to 3 months	214,601	111,239
Over 3 months	303,337	426,137
Total Other Receivables	$ 614,383	$ 625,519

At May 31, 2020, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 10.

The Company holds no collateral for any receivable amounts outstanding as at May 31, 2020.

12. Prepaid and other assets

	May 31, 2020	August 31, 2019

Insurance	$ 39,690	$ 13,500
Listing fees	69,528	39,114
Other	71,050	67,864
Gold bullion (1)	298,479	-
Total Prepaid Expenses	$ 478,747	$ 120,478

(1)As at May 31, 2020, the Company held 125 ounces of gold in connection with gold loans received as detailed in Note 20.  The ounces were valued at $298,479 and were converted to cash subsequent to May 31, 2020.

13. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

26

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

13. Trade, other payables and accrued liabilities

The following is an aged analysis of the trade, other payables and accrued liabilities:

	May 31, 2020	August 31, 2019

Less than 1 month	$ 720,075	$ 839,215
1 to 3 months	1,438,524	403,532
Over 3 months	4,474,798	4,982,384
Total Trade, Other Payables and Accrued Liabilities	$ 6,633,397	$ 6,225,131

14. Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	May 31, 2020	August 31, 2019

Stockpiled ore and work in progress	$ 535,881	$ 518,375
Supplies	43,313	4,404
Total Inventory	$ 579,194	$ 522,779

15. Cash

As at May 31, 2020, cash totalled $1,449,386 (August 31, 2019 - $3,389,319), consisting of cash on deposit with banks in general minimum interest bearing accounts.

16. Segmented information

Operating Segments

At May 31, 2020 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

27

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

16. Segmented information (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at May 31, 2020	As at August 31, 2019
Identifiable assets
Canada	$ 2,058,484	$ 3,567,316
Tanzania	42,876,738	34,551,609
	$ 44,935,222	$ 38,118,925
Non-current assets
Canada	$ 74,083	$ 14,731
Tanzania	42,318,623	33,968,878
	$ 42,392,706	$ 33,983,609

17. Commitments and Contingencies

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at May 31, 2020 an accrual of $347,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $116,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

28

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

17. Commitments and Contingencies (continued)

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against the Company without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief was not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On June 20, 2019, the Supreme Court of the State of New York, County of New York granted summary judgment to Crede on its December 3, 2018, motion for specific performance for the issuance of 1,332,222 common shares pursuant to the Series B Warrants and declaratory relief that the terms of the Securities Purchase Agreement and Warrants are valid. On August 21, 2019, the Company filed a notice of appeal and sought a stay of the summary judgement order in the State Claim pending appeal. On February 4, 2020, the Appellate Division, First Judicial Department, Supreme Court of the State of New York affirmed the Supreme Court of the State of New York, County of New York’s granting of summary judgment to Crede under the Securities Purchase Agreement and Warrants.  On or around February 11, 2020, the Company filed an appeal of the Appellate Division’s February 4, 2020 decision which was subsequently denied.  In February and May of 2020, Crede exercised its remaining 3,517,857 series B Warrants and the Company issued 5,434,896 common shares, in the aggregate, to them.  After these exerxises, Crede no longer has outstanding Warrants.

On May 10, 2018, we filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) (“Federal Claim”) against Crede and certain of its principals, and others, alleging, among other things, violation of certain acts under the Securities Exchange Act, as amended (“Exchange Act”).  On March 26, 2019, the District Court dismissed certain of our claims against the defendants, but allowed certain claims under Exchange Act for market manipulation and breach of the covenant of good faith and fair dealing by Crede to continue.  On May 28, 2020, we filed a second amended complaint in the Federal Court alleging, among other things, that Crede and certain of its principals manipulated the price of the Company’s common shares, breached the September 1, 2016 registration rights agreement entered into with the Company, and violated Section 10(b) and Rule 10b-5 promulgated thereunder and Section 13(d) of the Exchange Act.  The Federal Claim is in its initial stage and limited discovery has been initiated.

18.Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania.  Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	May 31, 2020	August 31, 2019
Balance, beginning of period/year	$ 737,404	$ 726,143
Accretion expense	8,580	11,261
Foreign exchange	1,511	-
Balance, end of period/year	$ 747,495	$ 737,404

29

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

18.Asset Retirement Obligation (continued)

The mine closure provision liability is based upon the following estimates and assumptions:

a)Total undiscounted amount of future retirement costs was estimated to be US$522,000.

b)Risk-free rate at 1.58%.

c)Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.

d)Inflation over the period is estimated to be 1.5% per annum.

19.Non-Controlling Interest

The changes to the non-controlling interest for the nine month periods ended May 31, 2020 and year ended August 31, 2019 are as follows:

Period/Year ended	May 31, 2020	August 31, 2019
Balance at beginning of period/year	$ 581,517	$ 700,310
Non-controlling interest’s 45% share of Buckreef’s comprehensive income (loss)	6,614	(118,793)
Balance at end of period/year	$ 588,131	$ 581,517

The following is summarized financial information for Buckreef:

	May 31, 2020	August 31, 2019
Current assets	$ 354,984	$ 522,780
Long term assets	$ 30,216,418	$ 22,331,000
Current liabilities	$ (17,002)	$ (16,446)
Asset retirement obligation	$ (747,495)	$ (737,404)
Advances from parent	$ (32,912,993)	$ (25,585,385)

Comprehensive loss for the period/year	$ (320,217)	$ (263,984)

20. Gold Bullion Loans

Activity during the nine month period ended May 31, 2020:

During the nine month period ended May 31, 2020, the Company closed $292,241 (US $203,750) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3417 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 per share. There is no prepayment penalty.

The Company recorded the equity portion of the conversion component in equity which amounted to $32,000.

During the nine month period ended May 31, 2020 the Company settled $224,513 (US$169,000) of principal amount of outstanding loans through the issuance of 504,419 shares.

30

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

20. Gold Bullion Loans (continued)

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

The Company recorded the equity portion of the conversion component in equity which amounted to $32,000.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 shares.

Outstanding balance:

The balance of the gold bullion loans is as follows:

	May 31, 2020	August 31, 2019
Balance at beginning of period/year	$ 4,998,127	$ 4,622,351
Loans received	292,241	287,800
Less: repayment of loans converted to shares	(224,513)	(130,670)
Less: conversion component of loans and finders fees	(32,000)	(120,000)
Interest accrued	300,065	375,921
Issuance of shares for interest payment	(342,976)	(311,015)
Interest accretion	45,333	268,280
Foreign exchange translation adjustment	188,656	5,460
Balance at end of period/year	$ 5,224,933	$ 4,998,127

Interest expense related to the gold bullion loan amounted to $300,065 (2019 - $284,842), for the nine month period ended May 31, 2020 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the nine month period ended May 31, 2020 totaled $45,333 (2019 - $222,030).

Derivatives in the gold bullion loans:

If lenders elect repayment in gold, the Company may have to purchase approximately 3,326 ounces of gold in the market in order to repay the loans.  At May 31, 2020, the value of 3,326 ounces of gold was approximately $7,900,000.

The Company estimated the fair value of the derivatives embedded in the gold bullion loans to be $2,100,000 as at May 31, 2020, and recognized a loss of $600,000 and $800,000 in the statement of loss and comprehensive loss for the three-month period and nine-month period ended May 31, 2020 respectively.

31

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

20. Gold Bullion Loans (continued)

The embedded derivatives were valued using a Monte Carlo simulation utilizing the following observable inputs:

•Risk free rate – range between 0.13% to 0.18%

•Gold spot price – $1,731

•Implied volatility – 18%

As all inputs used in the model are observable, the derivatives fall in Level 2 of the fair value hierarchy.

21. Finance costs

Finance costs comprises of the following:

	Nine months ended May 31, 2020	Nine months ended May 31, 2019

Interest on Gold Bullion Loans (Note 20)	$ 300,065	$ 284,842
Interest on Convertible Loans (Note 22)	301,108	181,468
	$ 601,173	$ 466,310

22. Convertible loans

Activity during the nine month period ended May 31, 2020:

During the nine month period ended May 31, 2020, the Company received loans in the amount of $5,612,589 (US$4,144,493) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.3417 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 - US$0.598 per share.

The Company recorded the equity portion of the conversion component in equity which amounted to $641,250.

In connection with the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 464,527 common shares with a value of $348,395.

During the nine month period ended May 31, 2020, the Company settled $636,582 (US$475,000) of principal amount of outstanding loans through the issuance of 1,487,558 shares.  The Company also repaid $283,393 (USD$200,000) in cash.

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27 - US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27 - US$0.34 per share.

32

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Amended and Restated Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2020 and 2019

(Expressed in Canadian dollars)

22. Convertible loans (continued)

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 shares.

In connection with the gold loans described in note 20 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $494,000.

The balance of the convertible loans is as follows:

	May 31, 2020	August 31, 2019
Balance at beginning of period/year	$ 1,929,244	$ 2,875,420
Proceeds from convertible loans	5,612,589	1,596,401
Conversion of convertible loan to shares	(636,582)	(2,614,343)
Repayment in cash	(283,393)	-
Less: conversion component of convertible loans	(641,250)	(141,000)
Less: finders fee	(348,395)	(494,000)
Interest accrued	301,108	229,854
Issuance of shares for interest payment	(126,613)	(206,962)
Interest accretion	603,449	720,250
Foreign exchange	94,042	(36,376)
Balance at end of period/year	$ 6,504,199	$ 1,929,244

Interest accretion expense related to these loans during the nine month period ended May 31, 2020 totaled $603,449 (2019 - $433,375).

23. Events after the reporting period

Subsequent to May 31, 2020 the Company settled USD$3,758,813 of principal amount of outstanding gold loans through the issuance of 13,831,467 shares.

Subsequent to May 31, 2020 the Company settled USD$4,620,662 of principal amount of outstanding convertible loans through the issuance of 10,967,416 shares.

33

Exhibit 99.2

Management Discussion and Analysis

May 31, 2020

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month period ended May 31, 2020 and 2019 and the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  The MD&A was amended and restated as of August __, 2020.  All amounts are in Canadian dollars, unless otherwise specified.

Notice to Reader

Please be advised that the following change was made to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019:

The correction of the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 as at August 31, 2019 and the related overstatement of net loss for the nine month period ended May 31, 2020.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to choose the gold conversion option that would enable the holder to realize a higher profit when compared to conversion to shares.  Based on the stock price, the Company determined there was a very low probability this option would be chosen and based on gold futures prices and option contracts at those future gold prices, this option was assigned a value of $nil.  In the updated interim financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,692,526.  Please refer to note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information.

Other than as expressly set forth above, the revised MD&A does not, and does not purport to, update or restate the information in the original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A.

This MD&A is amended and restated as of August __, 2020. It should be read in conjunction with the Company’s unaudited interim condensed amended and restated consolidated financial statements for the three and six month periods ended May 31, 2020 and 2019, including the accompanying notes and the audited amended and restated consolidated financial statements (the “Annual Financial Statements”) for the years ended August 31, 2019 and 2018, including the accompanying notes.

The Annual Financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors as of August __, 2020.

1

Management Discussion and Analysis

May 31, 2020

Highlights – for the year ended August 31, 2019 and nine month period ended May 31, 2020

Financial:

•Subsequent to May 31, 2020 the Company settled USD$3,758,813 of principal amount of outstanding gold loans through the issuance of 13,831,467 shares.

•Subsequent to May 31, 2020 the Company settled USD$4,620,662 of principal amount of outstanding convertible loans through the issuance of 10,967,416 shares.

•During the nine month period ended May 31, 2020, the Company received convertible loans in the amount of $5,612,589 (US$4,144,493) and gold bullion loans in the amount of $292,241 (US $203,750), with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loans and gold loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.3417 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 - US$0.598 per share.

During the nine month period ended May 31, 2020 the Company settled $224,513 (US$169,000) of principal amount of outstanding loans through the issuance of 504,419 shares.

During the nine month period ended May 31, 2020, the Company settled $636,582 (US$475,000) of principal amount of outstanding loans through the issuance of 904,764 shares.  The Company also repaid $283,393 (USD$200,000) in cash.

•On December 18, 2019, the Company announced that it completed the sale of 6,695,652 common shares raising USD $3,850,000.

•On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

•On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

•On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

•On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

•On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

2

Management Discussion and Analysis

May 31, 2020

On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

•During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

•During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise prices ranging from US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from US$0.27 - US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

•In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

Operational:

•A new team that constitutes the in-house mining crew was engaged in order to supervise and direct the mining activities by consultant firm, FEMA.

•The start-up TSF design was completed and subsequently incorporated into the Environmental Management Audit Management Report for 2020 that was filed with NEMC, Mwanza branch.

•An application to register the TSF was subsequently submitted to the Ministry of Water and Irrigation (MOWI) and Ministry of Minerals (MOM).

•Officials from both ministries subsequently came to site to inspect the proposed site and construction of the TSF. Their initial evaluation reports are awaited. An application for the renewal of the Buckreef Chemical usage permit was submitted to the Government Laboratory Agency (Chief Government Chemist) in Mwanza.

3

Management Discussion and Analysis

May 31, 2020

•Based on the long list of additional metallurgical test-work (as per submissions in the RFPs) still to be conducted on the Buckreef oxide ore, management opted to fabricate, install and operate a 5TPH CIL process plant as a prelude to the main 15tph CIL process plant EPCM tender award.

•Conversion of the existing CIC process plant into a 5tph CIL process plant to assist with additional metallurgical test-work on the Buckreef oxide ore as well as commence gold production progressed well during the month.

•15tph process plant tender internal adjudication by Virimai Projects of the 6 RFPs completed and submitted to Technical Working Committee and Buckreef Board of Directors. Actual award of the tender will be done in June 2020 after completion of Local Content Regulatory requirements with the offices of the Mining Commission of Tanzania on such procurements.

•The Company completed processing Phase 1 & 2 Resource upgrade drilling results and thereafter engaged Virimai Projects Pvt Ltd who compiled an Independent Mineral Resource Update Technical Report for the Buckreef project. The ITR report was submitted for review by the British Columbia Securities Commission and will be published as a public NI43-101 compliant document in mid-June 2020.

•The Buckreef prospect shear zone hosted mineral resources (Measured & Indicated) at a cut-off grade of 0.5g/t as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold. The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

•The Company continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. A combined total of 2 3891.32m (RC pre-collar: 479m & Core tailing: 1 910.32m) were drilled during the reporting period.

•Mining in the oxide ore starter pit commenced during the reporting period. Initial mining plan aimed at stripping the topsoil and waste material in the central section of the new pit to expose medium to high grade ores for immediate processing by the 5tph CIL process plant to achieve a first gold pour by end of June 2020.

•The mining stats for the reporting period are as follows:

▪Topsoil and Waste rock: 43,041t

▪High-grade Oxide Ore: 1,632t @4.0g/t Au &

▪Low-grade oxide Ore: 873t @0.65g/t Au

•In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees for both active licenses and any other licenses that have since forfeited with a debt. The Company has paid certain of its annual license fees for all active licenses except for some forfeited or lapsed licenses since October 2014.

•Based on the new regulations that have been enacted by the Mining Commission, some of the Company’s forfeited licenses still carry an outstanding debt (incurred before and by the time of the forfeiture). The Company has cleared off all outstanding debts for licenses (current and forfeited) for Tanzam2000 as per the payment schedule agreed with the Ministry of Mines.

4

Management Discussion and Analysis

May 31, 2020

•The list of Company’s license holdings portfolio now comprises 32 Active & 101 Forfeited licenses. The Active licenses are made up as follows: Tancan-3, Buckreef-14 & Tanzam2000-17 split into three main categories as Retain (21), JV (1) & Discard (12).

•Cumulative annual fees liabilities for the portfolio now stand at US$370,413.25 broken as follows: Active PLs 20/21 upcoming annual rents (US$118,400) & Forfeited PLs (US$249,240.75) inclusive of penalty fees liability as of 31st May 2020. The drop in grade is attributed to in-situ leaching with remnant cyanide over a 4 year period and the pregnant solution was never monitored but diluted with rain water and subsequently lost to the environment over the 4 year period as well.

•The Itetemia ML and Kigosi ML applications were arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original applications submitted in November 2015 and due to a miscommunication on default letter sent to the wrong address respectively. The two court cases to resolve these issues are still being reviewed through our attorneys at the High Court of Tanzania.

Overall Performance

As at May 31, 2020, the Company had current assets of $2,542,516, compared to $4,135,316 on August 31, 2019.  The increase is mainly due to inflows from proceeds of convertible loans issued of $5,612,589 (2019 - $1,596,401), inflows from proceeds of gold loans issued of $nil (2019 - $287,800), as well as inflows from proceeds of private placements, net off issue costs, of $4,634,051 (2019 - $3,833,378) offset by outflows in regard to expenditures on exploration of $6,448,335 (2019 - $1,919,793), additions to property, plant and equipment of $625,881 (2019 - $20,062) and cash used in operations of $4,838,083 (2019 - $3,054,181).  Mineral properties and deferred exploration assets were $39,599,097 as at May 31, 2020, compared to $31,750,255 at August 31, 2019.

Net loss for the nine month period ended May 31, 2020 was $11,692,526, compared to a net loss of $4,945,797 in the nine month period ended May 31, 2019.  Net loss increased in the current period, primarily due to share based compensation in the amount of $4,340,710 (2019 - $183,000), a loss on valuation of the derivative in gold bullion loans of $800,000 (2019 - $70,000), as well as increases in consulting expenses, salaries and benefits as well as shareholder information costs, whose variances are further discussed below.

Share Capital:

During the nine month period ended May 31, 2020, the Company issued 1,159,324 (2019 – 1,444,023) common shares with a value of $469,589 (2019 - $555,800) in connection with interest payments related to the convertible loans and gold bullion loans outstanding.  The Company also issued shares for cash during the nine month period ended May 31, 2020 issuing 6,768,634 (2019 – 7,472,192) common shares for proceeds of $4,634,051 (2019 - $3,807,045).  The Company issued 1,991,997 common shares (2019 – 6,704,335) with a value of $865,624 (2019 - $2,313,694) for settlement of convertible loans as well.  The Company also issued 5,623,000 shares (2019 – nil) with a value of $4,329,710 (2019 - $nil) for compensation to directors, officers and consultants.  Finally, the Company issued 5,434,896 shares (2019 – nil) in connection with the cashless exercise of warrants upon which the Company transferred $4,686,444 from warrant liability to share capital.  In the current period, capital was utilized for the Buckreef Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

5

Management Discussion and Analysis

May 31, 2020

C$ (000)
Funds available August 31, 2019	3,389
Net proceeds from convertible loans and gold bullion loans	5,613
Repayment of convertible loan	(283)
Net proceeds from private placements, net of issue cost	4,634
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(6,448)
Additions to property, plant and equipment	(626)
General corporate expenses	(4,830)
Funds available May 31, 2020	$1,449

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2020, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2019, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

6

Management Discussion and Analysis

May 31, 2020

•The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown.  The duration and impact of the COVID-19 pandemic is unclear at this time and as a result it is not possible for management to estimate the severity of the impact it may have on the financial results and operations of the Company in future periods. It is management’s assumption that the Company will continue to operate as a going concern.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the nine month period ended May 31, 2020	As at and for the year ended August 31, 2019	As at and for the year ended August 31, 2018
	Restated	Restated	Restated
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(11,692,526)	$(30,417,517)	$(7,097,397)
Basic income (loss) per share	$(0.07)	$(0.22)	$(0.06)
Diluted income (loss) per share	$(0.07)	$(0.22)	$(0.06)
Total assets	$44,935,222	$38,118,925	$53,235,140
Total long term financial liabilities	$747,495	$737,404	$726,143
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine month period ended May 31, 2020 were $7,848,842 compared to $3,828,858 for the nine month period ended May 31, 2019.  Out of the net additions, $1,236,845 (2019 - $1,799,248 increase) represents an increase/decrease due to foreign exchange on functional currency in the current period.   The increase excluding these amounts saw expenditures of $6,611,997 for the nine month period ended May 31, 2020 compared to $2,029,610 during 2019.  The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the prior fiscal year as well as work completed to construct and initiate mining at Buckreef.

Net loss for the nine month period ended May 31, 2020 was $11,692,526, compared to a net loss of $4,945,797 for the comparable nine month period ended May 31, 2019.  Net loss increased in the current period, primarily due to share based compensation in the amount of $4,340,710 (2019 - $183,000), a loss on valuation of the derivative in gold bullion loans of $800,000 (2019 - $70,000), as well as increases in consulting expenses, salaries and benefits as well as shareholder information costs, whose variances are further discussed below.  For the three month periods ended May 31, 2020 and 2019, there was a net loss of $7,879,522 compared to a net loss of $2,189,196, respectively.  Net loss increased between the two periods primarily due to the same reasons for the increase in the nine month period.

Variances in expenditures are set out below:

For the nine month period ended May 31, 2020, depreciation expense was $178,712, compared to $262,622 for the nine month period ended May 31, 2019. Depreciation expense decrease slightly as the net book value amortization base decreased compared to the prior period and the heap leach pads were fully amortized in the period therefore no additional depreciation expense was reflected.

7

Management Discussion and Analysis

May 31, 2020

Consulting fees for the nine month period ended May 31, 2020 were $1,010,819, compared to $684,540 in the comparable nine month period ended May 31, 2019.  Consulting expenses were higher in the current year due to additional work and consulting work at Buckreef as well as corporate in connection with promotional and other activities.  Consulting fees for the three months ended May 31, 2020 were $361,626 compared to $298,017 in the comparable period ended May 31, 2019. The reason for the increase for the three month period is the same as above.

Directors’ fees for the nine month period ended May 31, 2020 were $164,953, compared to $83,719 in the comparable nine month period ended May 31, 2019.  The amounts increased in the current period due to additional fees to directors.  For the three month period ended May 31, 2020, director fees amounted to $74,765 (2019 - $27,906).  The reason for the increase is the same as for the nine month period.

Office and general expenses for the nine month period ended May 31, 2020 were $184,089, compared to $130,626 in the comparable nine month period ended May 31, 2019.  Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures.  For the three month period ended May 31, 2020, office and general expenses were $59,278 compared to $39,536 in the comparable period ended May 31, 2019. The reason for the increase for the three month period is the same as above.

Shareholder information costs for the nine month period ended May 31, 2020 increased to $579,336 from $264,207 for the comparable nine month period ended May 31, 2019. The amounts increased during the current period due to an investor relations initiative including a shareholder promotion program and investor shows initiated in the current period.  For the three month period ended May 31, 2020, shareholder information costs were $221,537 compared to $92,032 for the three month period ended May 31, 2019.  The reason for the increase is the same as for the nine month period.

Professional fees decreased by $41,951 for the nine month period ended May 31, 2020 to $1,290,900 from $1,332,851 for the nine month period ended May 31, 2019.  Professional fees were consistent between the two periods.  For the three month period ended May 31, 2020 professional fees went from $849,407 for the three month period ended May 31, 2019 to $697,298. The reason for the decrease is due to timing of work on the litigation as described in the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019.

Salaries and benefits expense increased to $900,434 for the nine month period ended May 31, 2020 from $518,172 for the nine month period ended May 31, 2019.  Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway which resulted in addition in personnel in Tanzania and one employee at head office as well.  The expenses for the corresponding three month period ending May 31, 2020 and 2019 were $324,111 and $220,575 respectively and increased for the same reason described above.

Share based payments for the nine month period ended May 31, 2020 were $4,340,710, compared to $183,000 in the comparable nine month period ended May 31, 2019.  The increase is due to 5,623,000 shares with a value of $4,329,710 which were issued as compensation to various directors, officers and consultants.  There was also an expense associated with vesting of options issued in prior years which resulted in compensation of $11,000 (2018 - $183,000), see note 5 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for details of stock options issued.

For the nine month period ended May 31, 2020, travel and accommodation expense were higher at $80,710 compared to $23,266 in 2019.  Travel and accommodation expense increased due to increased travel to site given the current exploration program.  For the three months ended May 31, 2020 and 2019, travel and accommodation went from

8

Management Discussion and Analysis

May 31, 2020

$8,600 in 2019 to $11,762. Travel and accommodation expense for the three month period also increased due to increased travel to site given the current exploration program.

For the nine month period ended May 31, 2020, the foreign exchange loss was $90,390 compared to an exchange gain of $119,882 for the same nine month period ended May 31, 2019.  The primary reason is the US Dollar exchange rate decreasing from 1.353 at August 31, 2019 to 1.377 at May 31, 2020.

The interest accretion expense for the nine month period ended May 31, 2020 was $648,782, compared to $655,405 for the nine month period ended May 31, 2019.  Interest accretion remained relatively consistent between the two periods.

A loss of $800,000 (2019 – $70,000) was recognized during the nine month period ended May 31, 2020, in connection with the revaluation of the derivative in gold bullion loans.  The derivative in gold bullion loans is revalued at every reporting period using Monte Carlo simulation utilizing the stochastic process using Geometric Brownian motion which is a continuous time stochastic process in which the logarithm of the randomly varying quantity follows a Brownian motion.  See note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for details.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(7,880)	$(2,595)	$(1,218)	$(25,471)	$(2,189)	$(1,455)	$(1,302)	$(2,077)
Basic and diluted income (loss) per share	$(0.05)	$(0.02)	$(0.01)	$(0.18)	$(0.02)	$(0.01)	$(0.01)	$(0.02)

Quarterly figures were restated – Please refer to note note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2020, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

9

Management Discussion and Analysis

May 31, 2020

At May 31, 2020, the Company had a working capital deficiency of $18,007,916 (August 31, 2019 – $10,395,970 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $145,461,823 (August 31, 2019 – $133,762,683) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at May 31, 2020 an accrual of $347,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $116,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against the Company without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief was not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On June 20, 2019, the Supreme Court of the State of New York, County of New York granted summary judgment to Crede on its December 3, 2018, motion for specific performance for the issuance of 1,332,222 common shares pursuant to the Series B Warrants and declaratory relief that the terms of the Securities Purchase Agreement and Warrants are valid. On August 21, 2019, the Company filed a notice of appeal and sought a stay of the summary judgement order in the State Claim pending appeal. On February 4, 2020, the Appellate Division, First Judicial Department, Supreme Court of the State of New York affirmed the Supreme Court of the State of New York, County of New York’s granting of summary judgment to Crede under the Securities Purchase Agreement and Warrants.  On or around February 11, 2020, the Company filed an appeal of the Appellate Division’s February 4, 2020 decision

10

Management Discussion and Analysis

May 31, 2020

which was subsequently denied.  In February and May of 2020, Crede exercised its remaining 3,517,857 series B Warrants and the Company issued 5,434,896 common shares, in the aggregate, to them.  After these exerxises, Crede no longer has outstanding Warrants.

On May 10, 2018, we filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) (“Federal Claim”) against Crede and certain of its principals, and others, alleging, among other things, violation of certain acts under the Securities Exchange Act, as amended (“Exchange Act”).  On March 26, 2019, the District Court dismissed certain of our claims against the defendants, but allowed certain claims under Exchange Act for market manipulation and breach of the covenant of good faith and fair dealing by Crede to continue.  On May 28, 2020, we filed a second amended complaint in the Federal Court alleging, among other things, that Crede and certain of its principals manipulated the price of the Company’s common shares, breached the September 1, 2016 registration rights agreement entered into with the Company, and violated Section 10(b) and Rule 10b-5 promulgated thereunder and Section 13(d) of the Exchange Act.  The Federal Claim is in its initial stage and limited discovery has been initiated.

The issuance of additional common shares to Crede pursuant to the Warrant will have a dilutive effect to our shareholders and the Company’s payment, if any, of potential expenses may adversely affect the Company’s financial condition.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Nine months ended,	Notes	May 31, 2020	May 31, 2019
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$182,461	$167,407
Consulting	(iii)	$325,734	$246,602
Consulting	(iv)	$60,814	$150,950

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2020, the legal expense charged by the firm was $nil (2019 - $nil).  As at May 31, 2020, $335,940 remains payable (August 31, 2019 - $335,940).

(ii) During the nine month period ended May 31, 2020, $182,461 (2019 - $167,407) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the nine month period ended May 31, 2020, $325,734 (2019 - $246,602) was paid for drill mobilization, advances on drilling services, and payments due under agreement, to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the nine month period ended May 31, 2020, $60,814 (2019 - $150,950) was paid for consulting services to a company controlled by a director.

11

Management Discussion and Analysis

May 31, 2020

As at May 31, 2020, the Company has a receivable of $67,119 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $34,188 (August 31, 2019 - $33,071) from Stamico.

As at May 31, 2020, the Company has outstanding leases due under finance lease obligations as described in note 4 of $87,903 (August 31, 2019 - $78,784) repayable within 1 year.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Nine months ended May 31,	2020		2019
	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 478,310	$ 2,117,500	$ 425,337	$ nil
Directors	164,953	1,247,400	83,719	nil
Total	$ 643,263	$ 3,364,900	$ 509,056	$ nil

   (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at May 31, 2020, included in trade and other payables is $1,130,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees, (b) to reward such persons for their sustained contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2019

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

12

Management Discussion and Analysis

May 31, 2020

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 5 of the May 31, 2020 unaudited interim condensed consolidated financial statements for full disclosure.

13

Management Discussion and Analysis

May 31, 2020

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

14

Management Discussion and Analysis

May 31, 2020

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

Cash and derivatives are classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

15

Management Discussion and Analysis

May 31, 2020

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at May 31, 2020 and August 31, 2019, cash is recorded at fair value under level 1 within the fair value hierarchy and the derivatives in the gold bullion loans are classified as Level 2 within the fair value hierarchy. See Note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for further information on the fair value of the derivatives in the gold bullion loans.

The carrying value of cash, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2020, or August 31, 2019.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $14,000 (2019 - $12,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2020, the Company had current assets of $2,542,516 (August 31, 2019 - $4,135,316) and current liabilities of $20,550,432 (August 31, 2019 - $14,531,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $18,007,916 (August 31, 2019 - $10,395,970).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

16

Management Discussion and Analysis

May 31, 2020

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,509,000 on the statements of comprehensive loss.

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 197,462,832 common shares outstanding, 287,901 share purchase warrants outstanding, nil RSUs outstanding, and 7,352,000 stock options outstanding.

Outlook

The Company’s Board of Directors has revised the strategic objective of the Company is to develop the Buckreef Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (June 2018). The revised plan involves oxide ore mining from the Buckreef Main prospect and immediately commence processing this ore using a pilot 5tph CIL process plant whose construction was completed during the reporting period. The exploration plans including financial analysis projections on the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo open pit mines. Results from the recommendations for further resource

17

Management Discussion and Analysis

May 31, 2020

upgrade drilling as stated in the June 26, 2018 NI43-101 pre-feasibility report have resulted in the compilation of an NI43-101 compliant Updated Mineral Resource report statement that is currently under review by the British Columbia Securities Commission prior to publication. In addition, the Corporation also continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. The Corporation has also engaged the world-renowned SGS (Lakefield) Company to conduct additional metallurgical, rock stress and other tests with the intent of determining the best plan to bringing the Buckreef sulphide ores into production.

As a prelude increasing gold production from the oxide ore at Buckreef, the Corporation has completed internal tender adjudication process on the awarding of the 15tph CIL process plant EPCM proposals received from 6 prospective suppliers. The Corporation has also contracted SGS-Bateman as a preferred consultant to oversee and direct the winner of the EPCM tender in the final design, fabrication, installation and commissioning of a 15tph CIL process plant to beef gold production from oxide ore component at the Buckreef project.

The Company continues to monitor its other various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. However, the Company suffered a setback on its Itetemia’s Golden Horseshoe Reef (GHR) that represented a modest, yet robust, medium grade, near surface gold deposit and is currently the subject of a court case after the mining license application was arbitrarily rejected by the offices of the Mining Commission of Tanzania. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received; however, it appears that our application had been denied and 5 PML’s were issued under another name based on the Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in its favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

The Luhala property holds modest but low-cost gold extraction potential and is still classified as an advanced stage exploration project.

The Company also suffered a setback on its Kigosi project, a pre-production mining project whereby development has been delayed due to recently enacted laws on mining in areas designated as game reserves. As reported in the last quarter, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. Despite the setback, the Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for the re-instatement of the mining license as well as access with the Ministry of Natural Resources and Tourism continue.

Based on the Management’s adoption and implementation of the recommendations from the Executive Technical team to classify of all the Company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for joint venture and PLs to Discard/Abandon, efforts to pay up all outstanding annual fees on the PLs in the PLs to Retain and/or JV category progressed well but mainly targeted the Special Mining License and Mining licenses. At the end of this current reporting quarter only annual fees for the upcoming period 2020 to 2021 will be due for payment starting in June 2020.

The five critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project of which all projects, except for Buckreef, are in the care and maintenance stage. The Buziba project was traditionally included under Buckreef Project in previous annual reports but will now be treated as a

18

Management Discussion and Analysis

May 31, 2020

standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area are summarized in the sections below. Actual fieldwork was mainly concentrated on the Buckreef Project during the reporting period.

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Buckreef Project

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully licensed for mining and extraction of gold.

19

Management Discussion and Analysis

May 31, 2020

The following work on mining and process plant operations was completed up to 31st May 2020:

Mine Pit Design

❖The oxide ore starter pit was designed by in-house mining engineer to match the updated 3D topography (Figure 1).

❖Mining in the oxide ore starter pit commenced from a central position mainly targeting a quick access to high-grade mineralization for planned first gold pour.

❖Pit expansion was to both the East-West and North-South directions and mainly involved removal of the top soil.

Figure 1: Oxide Ore Pit Design and Development

❖The in-pit material based on the grade control-drilling model to be mined was categorised into four (4) different classes based on au-content grades as shown in Table 1 below.

❖Total waste material (grades <0.3g/t Au) worked out as 862,032t while ROMPAD ore grade material (>0.3g/t Au) is 419,988t for an ore to waste stripping ratio of 1: 2.1.

20

Management Discussion and Analysis

May 31, 2020

Table 1: Buckreef Gold Mine: Oxide Ore Starter Pit Mineral Reserves

❖After applying an estimated 5% ore loss due to dilution and other factors, total mineable ounces is estimated at ~33,020 ounces.

Mine Activities & Mine Production

❖A baseline surface topography map showing the start-up footprint of starter pit, ROM pad, top soil dump and waste rock dump completed during the month.

❖Mineralized surface projection of the ore zone within the starter pit was demarcated in red tape.

❖Haul roads to waste rock dump and ROMPAD cleared and compacted.

❖Actual mining in the oxide ore starter pit commenced during the reporting period. Initial mining plan aimed at stripping the topsoil and waste material in the central section of the new pit to expose medium to high grade ores for immediate processing by the 5tph CIL process plant to achieve a first gold pour by end of June 2020.

Rom Pad

❖There was ore material movement from the starter pit to the ROM pad as follows:

•High-grade Ore: 1 632t@4.0g/t Au (209.90Ozs) &

•Low-grade ore: 873t @ 0.65g/t Au (18.25Ozs).

❖Total Ore mined from the Buckreef as of 31st May 2020 by source of ore  now stands at:

•South Pit: 119,654.09t averaging 1.07g/t Au with total contained metal ounces of 4,108.87 &

•Main Starter Pit: 2,505t averaging 1.86g/t Au with total contained metal ounces of 228.15.

The Material inventory is summarized in detail in Table  below.

Table 2: Buckreef Gold Mine: Main Starter Pit Oxide Ore Inventory (as of 31st May 2020)

21

Management Discussion and Analysis

May 31, 2020

❖Process plant feed is scheduled to commence in mid-June 2020 once all operational permits for the TSF facility have been received from the Ministry of Mines and/or Ministry of Water and Irrigation.

Mine Operational Challenges

❖Persistent rains during the reporting period was a major delay (wet & slippery ground.

❖Teething problems with some equipment breakdowns and sourcing spares (contractor advised to finalize site prep and spares store inventory)

Mineral Processing

15tph Processing Plant (EPCM Tender)

•The 15tph CIL process plant tender internal adjudication by Virimai Projects of the six (6) tender bids was presented to the BGC Technical Working Committee and the Buckreef Board of Directors for discussion prior to final decision to award.

•Local Content documentation compilations for submission to Mining Commissioner on the number and types of tender bids were completed and submitted as part of the internal adjudication.

•Actual award of the tender will be done in June 2020 after completion of Local Content Regulatory requirements with the offices of the Mining Commission of Tanzania on such procurements.

•The Corporation has also selected SGS (Lakefield) and Bateman (South Africa) as a preferred consultant to oversee and direct the winner of the EPCM tender in the final design, fabrication of the plant.

5tph Processing Plant

Conversion of the existing CIC process plant into a 5tph CIL process plant to assist with additional metallurgical test-work on the Buckreef oxide ore as well as commence gold production was completed during the reporting period. Brief summary of the work achieved is outlined below.

Power Supply

❖Purchase and installation of a new 550kVa transformer and powerline connections from TANESCO were completed successfully.

❖The power tie-in to process plant’s main motor control center (MCC) completed.

❖Purchase and installation of a second 350kVa diesel powered generator to boost power supply back up at the process plant completed.

❖Additional security lighting around the process plant installed.

Chemical Reagents/Storage/Permitting

❖Housekeeping to renovate and clean up the old chemical storage warehouse was completed.

❖An application for the renewal of the Buckreef Chemical usage permit was submitted to the Government Laboratory Agency (Chief Government Chemist) in Mwanza.

22

Management Discussion and Analysis

May 31, 2020

❖Certification by GCLA also achieved during the reporting period.

❖Chemicals reagents procured as the first fill reagents for the process plant

Crushing Circuit

❖Crushing units were set into final positions.

❖All the crushing plant motors were tested and confirmed to be fully functional as part of dry commissioning.

❖Conveyors, feeders, vibrating screen, primary crusher, and secondary crusher were fully serviced (greasing, retightening and realignment) successfully.

❖Circuit construction completed.

❖ROM bin and Crushed Ore bin discharge vibrating reclaim feeders optimization completed.

❖Conveyor belt repairs completed.

❖Several trial ore crushing tests were subsequently conducted to confirm operational expectations successfully.

❖Equipment commissioning has been completed.

Grinding Circuit

❖Ball mill installation and alignment was completed.

❖Ball mill was successfully fitted with gearbox and the electrical motor and then bump tested and operated okay.

❖The ball mill feed chute, the crushed ore bin were successfully installed, and connections to the discharge-vibrating feeder completed.

❖Modifications to the hydro cyclone and the tonnage box completed.

❖Ball mill grinding steel balls first fill completed.

❖Pumps and piping connections to CIL completed.

❖Grinding water flowmeter installation completed.

CIL & Elution Circuit

❖All seven (7) tanks for the CIL circuit fabricated and installed.

❖The tanks successfully fitted with down-comers, inlet and discharge launders and agitator installation, pulley and motor alignment completed.

❖The installation and piping of the aeration blower also completed.

❖Dry and wet commissioning of the CIL tanks successful

❖Elution plant refurbishment commenced and progressing well.

Tailings Storage Facility

❖The start-up TSF design was completed and subsequently incorporated into the Environmental Management Audit Management Report for 2020 that was filed with NEMC.

❖An application to register the TSF was subsequently submitted to the Ministry of Water and Irrigation (MOWI) and Ministry of Minerals (MOM). Officials from both ministries subsequently came to site to inspect the proposed site and construction of the TSF.

❖Permits to commence construction received from both Ministries.

❖Renovations and excavations on ex-heap leach Pads 4 and 3 to enhance tailings freeboard and containment volume completed.

❖The HDPE liners to guard against accidental seepage was purchased and installed.

❖This initial TSF facility will be able to cater for 2.5 months of tailings storage.

❖An application for a permit to commence using the TSF was submitted to MOM at the end of May 2020.

❖Ore removal from Pad 2 also commenced towards the end of the month in order to clear space for extension of the TSF facility.

Process Plant Challenges

23

Management Discussion and Analysis

May 31, 2020

•Persistent rains during the reporting period delayed welding and most electrical works.

•Delayed response by Chief Government Chemist on the issue chemical warehouse inspection and certification has delayed purchasing of the chemical reagents and the planned wet commissioning.

•TSF certification also caused a significant delay in the actual hot commissioning and actual start-up of the plant.

•Lack of mobile mine-site analytical laboratory will compromise plant performance monitoring and adjustments at start-up.

Exploration & Resource Extension Drilling

The Corporation continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom.

The program is more concerned with accurate azimuth for precise intercepts at expected target depths rather than amount of meters drilled. A brief summary of the activities and results achieved during the reporting period is given in the sections below.

Phase 3 Drilling

A combined total of 2 389.32m was drilled during the reporting period as summarized in the table below. Breakdown of the drilling details are as follows:

•RC pre-collaring totalled 479m

•Diamond core tailing totalled 1 910.32m

•Three drill-holes were completed and one was abandoned due to a collapse loose broken ground.

Table 4: Drilling Stats-: Q3 2020

Sampling & Assay Results

A combined total of samples were generated and submitted to analytical labs in Mwanza during the reporting period as summarized in the table below:

24

Management Discussion and Analysis

May 31, 2020

Table 5: Sampling Stats-: Q3 2020

•Mintech laboratory continues to be the primary laboratory while SGS-Mwanza is used for umpire checks.

•Though no assay results were published during the quarter, the initial assay results from the northeast extension zone show wide low-grade mineralization envelopes at depth related to specific geological units and structures while that from main zone show wide high to medium grade mineralization envelope.

•The wide ore zones occasionally contain pockets of high gold content whose control is possibly related to points of cross cutting structures and intensity of alteration plus presence of finely disseminated sulphides in the unit.

Mineral Resource Statement

•An updated mineral resource statement was published by TANGOLD on the 17th of March 2020.

•A detailed NI43-101 compliant updated Independent Technical Mineral Resource report was completed and filed in June 2020.

The updated mineral resource figures at cut-off grades of 0.4g/t (Buckreef) and 0.5g/t (rest of the prospects) are as summarized in the table below:

Table 6: Buckreef Gold Project Mineral Resource Estimate as of 31st May 2020 (Source: Virimai Projects, 2020)

•The Buckreef shear zone hosted mineral resources (Measured & Indicated) as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold.

25

Management Discussion and Analysis

May 31, 2020

•The overall mineral resource figures for the other three prospects remain the same as previously published since there was no new exploration work conducted on those prospects.

•The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

Mineral Reserve Statement

The Corporation did not conduct and new review of the mineral reserves for the Buckreef project during the reporting period. The Buckreef Gold project pit-optimized mineral reserves as at 31st May 2020 still remains as summarized in the table below:

Table 7: Buckreef Gold Project Mineral Reserve Estimate as of 31st May 2020 (Source Virimai Projects, 2018)

•Depletion of the oxide ore reserve component from the Buckreef shear zone will be conducted in the next reporting period.

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

26

Management Discussion and Analysis

May 31, 2020

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf).  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. As reported in the last quarter, the Itetemia ML application (01722/2015) was arbitrarily removed from the Ministry of Mines License portal and the 5 PML’s that were awarded by the government to local third parties are still in existence on the said Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve.

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

27

Management Discussion and Analysis

May 31, 2020

The Corporation was mainly focused on bringing the Buckreef project into production such the planned selection of a consultant to commence a preliminary feasibility study at the Luhala gold project has been deferred to a later date and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the study.

Exploration Updates &License Holding and Status: All PLs (Retain/JV/Discard/Forfeited)

Following the Company’s decision to focus on mine development as its strategy of generating maximum revenue from its existing portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management continues to streamline its license portfolio in Tanzania.

Active PLs License Holding and Status: Retain/JV/Discard Portfolio

During the reporting period, the Company recorded no outstanding liabilities for its portfolio of currently active licenses categorised as Retain (black test), Joint Venture (blue text) and Discard (purple text) as illustrated in the table below.

However, the Company does have the anticipated statutory liabilities for the entire portfolio of active licenses as of 31st May 2020 covering a combined area of 240.90km2are as shown in the table below:

Table 9: TanGold Corporation Gold Projects Active PL Portfolio Status – License Status and Liabilities as of 31st May 2020

As of 31st May 2020, cumulative annual fees liabilities for all Active PLs by respective projects now totals US$ 85,578 comprised as follows:

•Outstanding Annual Fees (+ penalties)-: US$ 2,772;

•Renewal Application Fees-: US$nil;

•Processing Fees-: US$nil and

•Upcoming June Annual Fees-: US$ 82,806

The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

28

Management Discussion and Analysis

May 31, 2020

The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Historical PLs License Holding and Status: Forfeited Portfolio

As per new regulations now in force since 2015, outstanding annual fees and penalties for all licenses that expired and/or forfeited at the expiry of their tenure have to be settled with the Ministry of Mines. During the reporting period, the Company cleared off the historical debt for all PLs that were registered under Tanzam2000.

The Company has been paying off these debts and as of 31st May 2020, the remaining forfeited license portfolio stands at 109 licences and the attendant liabilities are as summarized in the table below:

Table 10: TanGold Corporation Gold Projects Forfeited PL Portfolio Status – Liabilities as of 31st May 2020

TANGOLD CORPORATION FORFEITED PL PORTFOLIO & LIABILITIES: MAY 2020

CATEGORY	Project_ID	# of PLs	Application Fees	Preparation Fees	Outstanding Annual/Penalty Fees	Annual Fees June 2020
FORFEITED	Itetemia	6	$0.00	$0.00	$4,743.00	$4,743.00
	Nzenga	2	$0.00	$0.00	$0.00	$0.00
	Mwadui	7	$0.00	$0.00	$11,511.00	$11,511.00
	Manonga	11	$0.00	$0.00	$29,226.00	$29,226.00
	Biharamulo	7	$0.00	$0.00	$13,635.00	$13,635.00
	Kanegele	10	$0.00	$0.00	$5,514.00	$5,514.00
	Kigosi	28	$0.00	$0.00	$100,675.50	$100,675.50
	Lunguya	10	$0.00	$0.00	$6,675.00	$6,675.00
	Ushirombo	5	$0.00	$0.00	$9,426.00	$9,426.00
	Mbogwe	1	$0.00	$0.00	$17,271.00	$17,271.00
	Igunga	1	$0.00	$0.00	$0.00	$0.00
	Majimoto	1	$0.00	$0.00	$0.00	$0.00
	Other	3	$0.00	$0.00	$0.00	$0.00
	Tulawaka	7	$0.00	$0.00	$4,657.50	$4,657.50
	Kibara	3	$0.00	$0.00	$18,063.00	$18,063.00
	Shinyanga	1	$0.00	$0.00	$13,369.50	$13,369.50
	Nyanzaga North	3	$0.00	$0.00	$8,140.50	$8,140.50
	Luhala	3	$0.00	$0.00	$6,333.75	$6,333.75
	Total	109	$0.00	$0.00	$249,240.75	$249,240.75

As of 31st May 2020, cumulative outstanding annual fees liabilities for the remaining forfeited PLs by respective projects now totals US$ 249,240.

Summary

As of 31st May 2020, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is summarized by company below.

29

Management Discussion and Analysis

May 31, 2020

Table 10: TRX All Project PL Portfolio Status – License Status and Liabilities as of 31st May 2020

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2019 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s ICFR is based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of May 31, 2020 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of May 31, 2020 and concluded that ICFR was not effective as at May 31, 2020 due to the following material weaknesses; (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

This material weakness resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively for the years ended August 31, 2019 and 2018, which resulted in changes to the loss for the three and nine month period ended May 31, 2020 and 2019.

The Company intends to take steps to enhance and improve the design of its ICFR; however during the fiscal period ended May 31, 2020, the Company has not been able to remediate the material weaknesses identified above.  Further,

30

Management Discussion and Analysis

May 31, 2020

proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking

31

Management Discussion and Analysis

May 31, 2020

information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

32